Form 10-K, Exhibit 13
period 1995-08-31
FAMILY DOLLAR STORES INC
filed 1995-11-22
CIK 34408

MARKET PRICE AND DIVIDEND INFORMATION

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 1995, there were approximately 2,860 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 1995 and 1994.



MARKET PRICES AND DIVIDENDS


1995                            High      Low     Dividend

First Quarter...........       $12.63    $ 9.88     $.08-1/2
Second Quarter..........        14.00     11.00      .10
Third Quarter...........        13.38     10.88      .10
Fourth Quarter..........        19.75     11.63      .10






1994                            High      Low     Dividend

First Quarter...........       $19.75    $15.13     $.07-1/2
Second Quarter..........        17.25     15.38      .08-1/2
Third Quarter...........        18.38     14.00      .08-1/2
Fourth Quarter..........        15.00     11.00      .08-1/2


                                         SUMMARY OF SELECTED FINANCIAL DATA

Years Ended August 31,                      1995             1994           1993             1992           1991


Net sales...........................    $1,546,894,565  $1,428,440,427  $1,297,430,787  $1,158,703,861  $989,345,265

Cost of sales and operating expenses     1,452,519,040   1,328,323,366   1,194,510,816   1,069,764,555   925,619,376

Income before income taxes and
  cumulative effect of accounting
  change............................        94,375,525     100,117,061     102,919,971      88,939,306    63,725,889

Income taxes........................        36,266,000      38,157,175      38,491,288      33,267,370    23,484,031

Income before cumulative effect
  of accounting change..............        58,109,525      61,959,886      64,428,683      55,671,936    40,241,858

Cumulative effect of change in
  method of accounting for income
  taxes.............................                 -       1,139,153               -               -             -

Net income..........................        58,109,525      63,099,039      64,428,683      55,671,936    40,241,858

Earnings per common share:

  Income before cumulative effect
  of accounting change..............             $1.03           $1.10           $1.15           $1.00         $0.72

  Net income........................             $1.03           $1.12           $1.15           $1.00         $0.72

Dividends declared..................    $   21,837,249  $   18,656,163  $   16,325,918  $   13,988,516  $ 11,960,851

Dividends declared per common share.          $.38 1/2           $0.33           $0.29           $0.25      $.21 1/2

Total assets........................    $  636,233,767  $  592,821,871  $  537,445,610  $  478,027,178  $399,27l,302

Working capital.....................    $  264,671,854  $  230,234,774  $  205,863,199  $  170,288,208  $l36,207,278

Shareholders' equity................    $  407,750,588  $  370,172,275  $  323,281,504  $  271,772,441  $227,319,970









                                            1990            1989            1988            1987            1986


                                        $874,395,095    $756,886,681    $669,493,241    $560,339,004    $487,734,841

                                         826,764,773     721,799,222     625,314,311     513,556,172     430,195,740



                                          47,630,322      35,087,459      44,178,930      46,782,832      57,539,101

                                          l8,897,177      13,570,222      16,845,017      21,980,400      27,028,574


                                          28,733,145      21,517,237      27,333,913      24,802,432      30,510,527



                                                   -               -             -             -             -

                                          28,733,145      21,517,237      27,333,913      24,802,432      30,510,527




                                               $0.52           $0.39           $0.49           $0.43           $0.53

                                               $0.52           $0.39           $0.49           $0.43           $0.53

                                        $ l0,8l9,248    $  9,709,104    $  8,620,700    $  7,835,285    $  6,652,787

                                            $.19 1/2        $.17 1/2        $.15 1/2        $.13 1/2        $.11 1/2

                                        $355,096,527    $324,012,452    $290,720,223    $242,005,537    $217,357,689

                                        $l07,879,235    $ 87,228,450    $ 78,870,930    $ 83,876,967    $ 81,232,316

                                        $l97,076,663    $l79,l35,552    $167,305,094    $159,571,825    $141,293,677


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS


Net Sales

     Net sales increased approximately 8.3% ($118,454,000) in fiscal 1995 compared with fiscal 1994, and approximately 10.1%
($131,010,000) in fiscal 1994 compared with fiscal 1993. The sales increase in both fiscal 1995 and fiscal 1994 was primarily attributable to the increase in the number of stores operated by the Company.

     Comparable store sales decreased approximately 0.7% in fiscal 1995 and increased approximately 0.5% in fiscal 1994, as compared with the respective prior years. In response to competitive pressures in the retail marketplace, the Company began a program of price reductions on selected items in approximately 400 stores in December 1993, and expanded the program to 1,000 stores in June 1994. In September and October 1994 the program was again expanded to approximately 1,800 stores, with the number of stockkeeping units with reduced prices increasing from approximately 500 to approximately 2,500. A lesser number of price reductions have been taken in the balance of stores in less competitive markets. The Company generally is pleased with the impact of the price reduction program on overall customer traffic and sales of hardlines merchandise, particularly in the fourth quarter of fiscal 1995. In fiscal 1995, the Company's lower price point apparel merchandise, purchased as part of the price reduction program, did not generate planned unit movement increases, contributing to sales declines on a comparable store basis in the softlines departments which offset the sales increases in hardlines.

     The comparable store sales decrease of 0.7% in fiscal 1995 also was attributable to reduced advertising. In connection with the price reduction program and the Company's shift in its merchandise strategy away from promotional pricing and toward everyday low prices, the Company reduced the number of advertising circulars in fiscal 1995 from 22 to 15, and eliminated all seven advertising coupon booklets that were distributed in fiscal 1994.

     During fiscal 1995, the Company opened 213 stores and closed 12 stores for a net addition of 201 stores, compared with the opening of 202 stores and closing of 22 stores for a net addition of 180 stores during fiscal 1994. The Company currently plans to open approximately 225 stores and close approximately 25 stores for a net addition of 200 stores during fiscal 1996. New store opening and closing plans are continuously reviewed and are subject to change depending on developments in the economy and other factors.

Cost of Sales and Margin

     Cost of sales increased approximately 12.0% ($110,882,000) in fiscal 1995 compared with fiscal 1994, and approximately 12.5% ($102,413,000) in fiscal 1994 compared with fiscal 1993. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 66.8% in fiscal 1995, 64.6% in fiscal 1994, and 63.2% in fiscal 1993. The increase in the cost of sales percentage for fiscal 1995 was due primarily to the merchandise price reductions that were taken at the beginning of the fiscal year as the Company expanded the price reduction program. The reduced prices generated increased sales of items in hardlines departments but had a negative impact on the gross margin percentage. Additionally, the reduction in sales of apparel, which generally carries a higher margin than hardlines merchandise, as a percentage of net sales contributed to the increase in the cost of sales percentage. The increase in the cost of sales percentage for fiscal 1994 was due primarily to the initiation of the price reduction program as the Company began the shift toward an everyday low price strategy. Weakness in apparel sales also contributed to the increase in the cost of sales percentage for fiscal 1994.

     The Company intends to mitigate the continuing impact of the price reduction program on gross profit margins by increasing the emphasis on higher margin promotional merchandise and by working with vendors to reduce merchandise cost. Even with these efforts, the Company expects the gross profit margin percentage to be lower in fiscal 1996 than in fiscal 1995, particularly in the first half of fiscal 1996 as the impact of the shift to everyday low pricing becomes fully realized.


Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased approximately 3.3% ($13,313,000) in fiscal 1995 compared with fiscal 1994, and approximately 8.4% ($31,400,000) in fiscal 1994 compared with fiscal 1993. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation. As a percentage of net sales, selling, general and administrative expenses were 27.1% in fiscal 1995, 28.4% in fiscal 1994, and 28.9% in fiscal 1993. The decrease in fiscal 1995 primarily was due to decreases in store labor costs, corporate overhead expenses and advertising expense. In fiscal 1995, the Company reduced the number of advertising circulars from 22 to 15 and eliminated all 7 coupon booklets as part of the Company's shift away from promotional pricing and toward everyday low pricing. The percentage decreased in fiscal 1994 primarily due to decreases in store operating costs and incentive compensation. The Company incurred no incentive compensation expense in fiscal 1995 or fiscal 1994. In fiscal 1996, selling, general and administrative expenses as a percentage of net sales will be impacted by the Company's continued efforts to tightly control store operating expenses. Advertising expense will increase as the

Company plans to eliminate only one of the 15 circulars that were distributed in fiscal 1995 and increase circular distribution to cover the planned net addition of 200 stores. Distribution expenses also will continue to increase as the Company handles additional units of lower priced merchandise. Selling, general and administrative expenses were net of interest income of $1,437,938 in fiscal 1995, $87,603 in fiscal 1994, and $259,726 in fiscal 1993.






Income Taxes

     Income taxes, prior to the effect of adopting Statement of Financial Accounting Standards (SFAS) No. 109 (described in Note 5 to the Consolidated Financial Statements), decreased approximately 5.0% ($1,891,000) in fiscal 1995 compared with fiscal 1994, and decreased approximately 0.9% ($334,000) in fiscal 1994 compared with fiscal 1993. The decreases in fiscal 1995 and fiscal 1994 were primarily due to the decreases in pre-tax earnings. The effective tax rate prior to the adoption of SFAS No. 109 was 38.4% in fiscal 1995, 38.1% in fiscal 1994 and 37.4% in fiscal 1993. The increases in the effective tax rate resulted primarily from changes in state income tax apportionment rates in fiscal 1995 and a statutory increase in the federal income tax rate in fiscal 1994.


Inflation and Other Matters

     The Company is impacted by the effect of inflation on the cost of its merchandise and on operating expenses. Due to the nature of the Company's merchandise, sales levels generally have incorporated an inflation factor which neither exceeds nor is significantly lower than general inflation trends. The Company attempts to combat inflation in the cost of its merchandise by shifting its source of supply or by changing merchandise assortments. The Company's operating expenses also tend to rise with general inflation. Specific items that may have a future impact on the Company's sales and operating costs include possible legislated minimum wage increases and other legislative initiatives to reduce spending on programs such as Medicare and aid to low income families.

Liquidity and Capital Resources

     The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided from operating activities during 1995 was $57.8 million as compared to $48.8 million in 1994 and $46.8 million in 1993. These amounts, which have enabled the Company to fund its regular operating needs, capital expense program and cash dividend payments, are its primary sources of liquidity. In addition, the Company maintains $100,000,000 of unsecured bank lines of credit for short-term financing and periodically utilizes short-term borrowings to meet the cash needs of its expansion program and seasonal inventory increases. The majority of the increase in inventories during fiscal 1995 was due to the required inventory investment for 201 net additional stores. There were no long-term borrowings during fiscal 1995 or fiscal 1994.

     The decrease in capital expenditures to $27.7 million in fiscal 1995 from $42.6 million in fiscal 1994 was due primarily to expenditures incurred in fiscal 1994 for construction of the new full service distribution center in West Memphis, Arkansas. Currently planned capital expenditures for fiscal 1996 total approximately $40 million, which is primarily for new store expansion and for a planned expansion of the West Memphis distribution center. Store expansion also will require additional investment in merchandise inventories. The Company occupies most of its stores under operating leases.

     Capital spending plans, including store expansion, are continuously reviewed and are subject to change depending on developments in the economy and other factors. Cash flow from current operations and short-term borrowings under the bank lines of credit are expected to be sufficient to meet all foreseeable liquidity and capital resource needs in both the short-term and the long-term, including store expansion and other capital spending programs. No long-term borrowings are now expected to be required during fiscal 1996 or immediately subsequent periods.


Consolidated Statements of Income

FAMILY DOLLAR STORES, INC. AND SUBSIDIARIES





YEARS ENDED AUGUST 31,                                   1995             1994              1993

Net sales......................................     $1,546,894,565    $1,428,440,427    $1,297,430,787

Costs and expenses:
  Cost of sales..................................    1,033,068,759       922,186,273       819,773,538
  Selling, general and administrative
  (Notes 6 and 7)................................      419,450,281       406,137,093       374,737,278
                                                     1,452,519,040     1,328,323,366     1,194,510,816
Income before income taxes and cumulative
  effect of accounting change....................       94,375,525       100,117,061       102,919,971
Income taxes (Note 5)............................       36,266,000        38,157,175        38,491,288

Income before cumulative effect of accounting
  change.........................................       58,109,525        61,959,886        64,428,683

Cumulative effect of change in method of
  accounting for income taxes (Note 5)...........                -         1,139,153                 -

Net income.......................................   $   58,109,525    $   63,099,039    $   64,428,683

Earnings per common share (Note 9):
  Income before cumulative effect
    of accounting change.........................            $1.03             $1.10             $1.15
  Cumulative effect of change in
    method of accounting for income taxes........                -               .02                 -

  Net income.....................................            $1.03             $1.12             $1.15

  Weighted average number of shares outstanding
    during each year.............................       56,684,861        56,496,399        56,249,774




The accompanying notes are an integral part of the consolidated financial statements.


Report of Independent Accountants




To the Board of Directors and Shareholders of Family Dollar Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 5 to the financial statements, the Company changed its method of accounting for income taxes during 1994.



PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP


October 10, 1995
Charlotte, North Carolina


Consolidated Balance Sheets

FAMILY DOLLAR STORES, INC. AND SUBSIDIARIES




AUGUST 31,                                                                   1995              1994

ASSETS
Current assets:
  Cash and cash equivalents..........................................    $  8,852,631      $  9,882,533
  Merchandise inventories............................................     443,445,448       403,570,733
  Deferred income taxes (Note 5).....................................      16,415,749        12,991,213
  Income tax refund receivable (Note 5)..............................               -         4,569,686
  Prepayments and other current assets...............................       6,315,880         4,853,416
     Total current assets............................................     475,029,708       435,867,581

Property and equipment, net (Note 2).................................     156,640,224       151,946,323
Other assets.........................................................       4,563,835         5,007,967
                                                                         $636,233,767      $592,821,871


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 3).............................................    $          -      $ 12,300,000
  Accounts payable...................................................     156,381,205       149,920,114
  Accrued liabilities (Note 4).......................................      51,589,087        43,412,693
  Income taxes payable (Note 5)......................................       2,387,562                 -
     Total current liabilities.......................................     210,357,854       205,632,807

Deferred income taxes (Note 5).......................................      18,125,325        17,016,789


Commitments and Contingencies (Note 7)


Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and unissued 500,000 shares
  Common stock, $.10 par; authorized 120,000,000 shares .............       6,019,666         6,003,907
  Capital in excess of par...........................................      15,774,431        14,484,153
  Retained earnings..................................................     397,305,759       361,033,483
                                                                          419,099,856       381,521,543
  Less common stock held in treasury, at cost........................      11,349,268        11,349,268
                                                                          407,750,588       370,172,275
                                                                         $636,233,767      $592,821,871




The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statements of Shareholders' Equity

FAMILY DOLLAR STORES, INC. AND SUBSIDIARIES



                                                                     Capital in
                                                         Common        excess       Retained        Treasury
YEARS ENDED AUGUST 31, 1995, 1994 AND 1993                stock        of par       earnings          stock

Balance, September 1, 1992
  (59,491,004 shares common stock;
  3,452,822 shares treasury stock)...............       $5,949,100   $ 8,684,767  $268,487,842   $11,349,268
Net income for the year..........................                                   64,428,683
Issuance of 313,410 common shares under employee
  stock option plans, including tax benefits (Note 8)       31,341     3,374,957
Less dividends on common stock, $.29 per share                                     (16,325,918)


Balance, August 31, 1993
  (59,804,414 shares common stock;
  3,452,822 shares treasury stock)..............         5,980,441    12,059,724   316,590,607    11,349,268
Net income for the year.........................                                    63,099,039
Issuance of 234,660 common shares under employee
  stock option plans, including tax benefits (Note 8)       23,466     2,424,429
Less dividends on common stock, $.33 per share..                                   (18,656,163)


Balance, August 31, 1994
  (60,039,074 shares common stock;
  3,452,822 shares treasury stock)..............         6,003,907    14,484,153   361,033,483    11,349,268
Net income for the year.........................                                    58,109,525
Issuance of 157,590 common shares under employee
  stock option plan, including tax benefits (Note 8)        15,759     1,290,278
Less dividends on common stock, $.385 per share..                                  (21,837,249)


Balance, August 31, 1995
  (60,196,664 shares common stock;
  3,452,822 shares treasury stock)..............        $6,019,666   $15,774,431  $397,305,759   $11,349,268



The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statements of Cash Flows

FAMILY DOLLAR STORES, INC. AND SUBSIDIARIES


YEARS ENDED AUGUST 31,                                                       1995           1994           1993

Cash flows from operating activities:
    Net income........................................................  $ 58,109,525   $ 63,099,039   $ 64,428,683
    Adjustments to reconcile net income to net cash
      provided by operating activities:
       Depreciation and amortization..................................    22,185,435     19,463,032     17,167,836
       Deferred income taxes..........................................    (2,316,000)     1,328,635      1,537,284
       Cumulative effect of accounting change.........................             -     (1,139,153)             -
       Loss on disposition of property and equipment .................        14,799         44,947          5,501
       Changes in operating assets and liabilities:
         Merchandise inventories......................................   (39,874,715)   (24,215,768)   (40,311,832)
         Income tax refund receivable.................................     4,569,686     (4,569,686)             -
         Prepayments and other current assets.........................    (1,462,464)       236,305         64,663
         Other assets.................................................       444,132       (197,940)    (2,346,728)
         Accounts payable and accrued liabilities.....................    13,772,751     (3,874,769)    11,457,838
         Income taxes payable.........................................     2,387,562           (587)    (3,871,468)
         Noncurrent income taxes payable..............................             -     (1,344,053)    (1,344,056)
                                                                          57,830,711     48,830,002     46,787,721

Cash flows from investing activities:
    Capital expenditures.............................................    (27,695,509)   (42,630,031)   (32,537,037)
    Proceeds from dispositions of property and equipment.............        801,374      1,323,373      2,037,412
                                                                         (26,894,135)   (41,306,658)   (30,499,625)

Cash flows from financing activities:
    Net change in short-term borrowings (Note 3).....................    (12,300,000)    12,300,000              -
    Exercise of employee stock options, including tax benefits.......      1,306,037      2,447,895      3,406,298
    Payment of dividends.............................................    (20,972,515)   (18,072,740)   (15,741,863)
                                                                         (31,966,478)    (3,324,845)   (12,335,565)

Net increase (decrease) in cash and cash equivalents.................     (1,029,902)     4,198,499      3,952,531
Cash and cash equivalents at beginning of year.......................      9,882,533      5,684,034      1,731,503
Cash and cash equivalents at end of year.............................   $  8,852,631   $  9,882,533   $  5,684,034

Supplemental disclosures of cash flow information:
    Cash paid during the year for:
       Interest.......................................................  $    549,570   $    380,784   $    220,228
       Income taxes...................................................    31,189,881     41,815,662     40,471,402

The accompanying notes are an integral part of the consolidated financial statements.


Notes to Consolidated Financial Statements

FAMILY DOLLAR STORES, INC. AND SUBSIDIARIES
YEARS ENDED AUGUST 31, 1995, 1994 AND 1993




1. Description of business and summary of significant accounting policies:

Description of business:
  The Company operates a chain of self-service retail discount stores.

Principles of consolidation:
  The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Cash equivalents:
  The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Merchandise inventories:
  Inventories are valued using retail prices less markon percentages, and approximate the lower of first-in, first-out
  (FIFO) cost or market.

Property and equipment and depreciation:
  Property and equipment is stated at cost. Depreciation for financial reporting purposes is being provided principally by the straight-line method over the estimated useful lives of the related assets, and by straight-line and accelerated methods for income tax reporting purposes.

Pre-opening costs:
  The Company charges pre-opening costs against operating results when incurred.

Selling, general and administrative expenses:
  Buying, warehousing and occupancy costs are included in selling, general and administrative expenses.




2.  Property and equipment:

                                              AUGUST 3l,
                                          1995           1994

Buildings........................     $ 62,930,713   $ 59,477,199
Furniture, fixtures and equipment      168,962,333    156,315,788
Transportation equipment.........       14,783,869     14,938,524
Leasehold improvements...........       28,376,593     23,481,364
                                       275,053,508    254,212,875
Less accumulated depreciation
    and amortization.............      127,773,462    111,558,480
                                       147,280,046    142,654,395
Land.............................        9,360,178      9,291,928
                                      $156,640,224   $151,946,323


3.  Lines of credit and short-term borrowings:


The Company has two unsecured bank lines of credit for short-term revolving borrowings of up to $50,000,000 each, or $100,000,000 of total borrowing capacity. The lines of credit expire on February 28, 1996 and February 13, 1996, respectively, and the Company expects that both lines of credit will be renewed. Borrowings under these lines of credit are at a variable interest rate equal to the lower of the bank's prime interest rate minus one-half percent or a rate based on short-term market interest rates. The Company may convert up to $50,000,000 of the line of credit expiring February 28, 1996 into either a five, seven, or nine year term loan, at the bank's variable prime rate.

Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 31, 1995, were as follows:


                               1995            1994           1993
Interest expense, net
  of capitalized interest
  of $196,720 in 1994..    $   481,886    $   251,748    $   220,228

Average borrowings
    outstanding........    $ 5,828,000    $ 9,985,000    $ 5,296,000

Maximum month-end
    outstanding........    $36,100,000    $43,670,000    $35,200,000

Interest rate at
    year-end...........            N/A           5.6%            N/A

Daily weighted average
    interest rates.....           6.3%           4.3%           4.4%




4.  Accrued liabilities:

                                                 AUGUST 3l,
                                             1995          1994
Payroll...............................   $13,942,368    $11,043,394
Deferred business insurance premiums..    21,359,234     17,598,985
Taxes other than income taxes.........    13,044,824     11,885,722
Other.................................     3,242,661      2,884,592
                                         $51,589,087    $43,412,693

5.   Income taxes:

Effective September 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").
As permitted by SFAS 109, the Company has elected not to restate the financial statements of prior years. The cumulative effect as of September 1, 1993, of adopting SFAS 109 increased net income for the year ended August 31, 1994, by $1,139,153, or $.02 per share. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS 109, the Company accounted for deferred income taxes using the deferred method.
Under this method deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

SFAS 109 requires an asset to be recognized for the anticipated income tax benefits arising from deductible temporary differences and net operating loss carryforwards and a valuation allowance, if necessary, to be established to reduce such assets to the amount which is more likely than not to be realized. A valuation allowance has been established for a portion of the benefits of state tax net operating losses and for a portion of certain other state tax benefits because the Company currently believes that it is more likely than not that these benefits will not be realized in future years.

The components of the Company's deferred income tax liabilities and assets as of August 31, 1995 and 1994, were as follows:

                                                 1995              1994
Deferred income tax liabilities:
  Excess of book over tax valuation of
    property and equipment...............    $18,125,325       $17,016,789

Deferred income tax assets:
  Excess of tax over book valuation
    of inventories.......................    $ 4,896,588       $ 3,981,592
  Currently nondeductible accruals for:
    Business insurance premiums..........      9,321,724         7,408,292
    Deferred incentive compensation......        462,124             -
    Vacation pay.........................      1,597,564         1,224,598
    Closed store lease liabilities.......        337,269           337,881
  State net operating losses.............        983,000           983,000
  Other..................................        317,480           555,850
    Gross deferred income tax assets.....     17,915,749        14,491,213
Valuation allowance for deferred
  income tax assets......................     (1,500,000)       (1,500,000)
    Net deferred income tax assets.......    $16,415,749       $12,991,213


The provisions for income taxes in each of the three years in the period ended August 31, 1995, were as follows:

                                       1995             1994           1993

 Current:
      Federal....................   $32,595,000      $30,800,327    $31,356,382
      State......................     5,987,000        6,028,213      5,597,622
                                     38,582,000       36,828,540     36,954,004


    Deferred:
      Federal....................    (1,852,000)       1,120,535      1,216,278
      State......................      (464,000)         208,100        321,006
                                     (2,316,000)       1,328,635      1,537,284
                                    $36,266,000      $38,157,175    $38,491,288


The components of the deferred provision for income taxes for the year ended August 31, 1993, computed under the deferred method, were as follows:

                                                     1993
Excess of tax over book depreciation........      $1,083,033
Excess of tax over book valuation of
  inventory.................................         159,785
Deferred business insurance premiums
  accrued but not currently deductible......        (152,768)
Vacation pay accrued but not currently
  deductible................................         (91,343)
Deferred incentive compensation (Note 6)....         274,144
Closed store lease liabilities accrued
  but not currently deductible..............         259,902
Other.......................................           4,531
                                                  $1,537,284


   The following table summarizes the components of income tax expense in each of the three years in the period ended August 31, 1995:


                                                 1995                     1994                     1993
                                                         %                        %                        %
                                        Income tax   of pre-tax  Income tax   of pre-tax  Income tax   of pre-tax
                                          expense      income      expense      income      expense      income
Computed "expected" Federal income tax  $33,031,434     35.0     $35,040,971     35.0     $35,682,354     34.7
State income taxes, net of Federal
  income tax benefit..................    3,771,950      4.0       3,915,700      3.9       3,262,359      3.2
Other.................................     (537,384)    (0.6)       (799,496)    (0.8)       (453,425)    (0.5)
Actual income tax expense.............  $36,266,000     38.4     $38,157,175     38.1     $38,491,288     37.4

     Noncurrent income taxes payable represents the noncurrent portion of the additional estimated tax liability arising from the change in accounting method for income tax purposes for insurance costs and accrued vacation pay.






6.  Employee benefit plans:



Incentive compensation plan:
    The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $0 in fiscal 1995 and 1994, and $2,050,253 in fiscal 1993.


Compensation deferral plan:
    The Company has a voluntary compensation deferral plan, under
    Section 40l(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $901,019 in fiscal 1995, $990,491 in fiscal 1994, and
    $862,481 in fiscal 1993.

7.  Commitments and Contingencies:

Operating leases:
    Except for its executive offices and primary distribution centers, the Company generally conducts its operations from leased facilities. Generally, store real estate leases are for initial terms of from five to fifteen years with multiple renewal options for additional five year periods. Certain leases provide for contingent rental payments based upon a percentage of store sales.
    Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended August 31, 1995, were as follows:


                          1995           1994           1993
Minimum rentals,
  net of minor
  sublease rentals..   $59,826,236    $52,174,423    $44,734,458
Contingent rentals..       929,241      1,050,453      1,250,513

                       $60,755,477    $53,224,876    $45,984,971


    Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of August 31, 1995, were as follows:


         Years Ending August 31,        Minimum Rental
                  1996                  $ 57,329,683
                  1997                    48,717,492
                  1998                    39,628,126
                  1999                    26,329,982
                  2000                    12,990,313
               Thereafter                 20,507,000

                                        $205,502,596

Contingencies:
    During October 1995, the Company reached a final settlement with the Internal Revenue Service (IRS) for assessments resulting from examination of the Company's consolidated 1991 and 1992 federal income tax returns, and the Company incurred no material adverse impact on its financial statements. The IRS is currently examining the Company's consolidated 1993 and 1994 federal income tax returns but has not rendered a final report of their findings.

 8.  Employee stock option plan:

The Company's non-qualified stock option plan provides for the granting of options to key employees to purchase shares of common stock at prices not less than fair market value on the date of the grant. Options are exercisable to the extent of 40% after the second anniversary of the grant, an additional 30% annually on a cumulative basis, and expire five years from the date of the grant. Options to purchase 357,835 shares of common stock were exercisable at August 31, 1995.



                                                       Number of
                                                        options        Option price
                                                      outstanding        per share

Common stock options, September 1, 1993.............. 1,120,510        $ 5.13-21.25
 Granted.............................................   223,800         11.50-16.75
 Exercised...........................................  (234,660)         5.13-16.63
 Cancelled...........................................  (158,360)

Common stock options, August 31, 1994................   951,290          5.13-21.25
 Granted.............................................   422,850         10.25-18.50
 Exercised...........................................  (157,590)         5.13-17.25
 Cancelled...........................................  (101,590)

Common stock options, August 31, 1995................ 1,114,960        $ 5.88-21.25


    At August 31, 1995, there were 571,150 shares available for option under the plan, and 892,410 shares were available for option at August 3l, 1994.




 9.  Earnings per common share:


    Earnings per common share is based on the weighted average number of shares of common stock outstanding during each year. Potential exercise of outstanding stock options do not have a material dilutive effect on earnings per common share.


 10.  Unaudited summaries of quarterly results:


                      First      Second       Third      Fourth
                     Quarter     Quarter     Quarter     Quarter

                        (In thousands, except per share data)


1995

Net sales........   $356,292    $420,927    $379,836    $389,839
Gross profit.....    127,351     132,468     131,259     122,747
Net income.......     15,586      17,040      16,405       9,078
Net income per
  common share ..       $.28        $.30        $.29        $.16

1994

Net sales........   $335,092    $398,768    $349,211    $345,369
Gross profit.....    125,948     136,592     131,554     112,160
Income before
  cumulative
  effect of
  accounting
  change.........     14,950      22,021      17,570       7,419
Net income.......     16,089      22,021      17,570       7,419
Earnings per
  common share:
   Income before
     cumulative effect
     of accounting
     change........     $.27        $.39        $.31        $.13
   Net income....       $.29        $.39        $.31        $.13

1993

Net sales........   $304,608    $356,461    $310,081    $326,281
Gross profit.....    114,745     125,728     119,465     117,719
Net income.......     13,787      20,789      17,455      12,398
Net income per
  common share ..       $.25        $.37        $.31        $.22
