Form 10-K, Exhibit 13
period 1996-08-31
FAMILY DOLLAR STORES INC
filed 1996-11-21
CIK 34408

Market Price and Dividend Information

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 1996, there were aproximately 2,500 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 1996 and 1995.




Market Prices and Dividends


1996                            High          Low           Dividend

First Quarter .............   $ 19.25      $ 14.88          $ .10
Second Quarter.............     16.38        11.00            .11
Third Quarter..............     17.75        13.75            .11
Fourth Quarter.............     18.50        14.75            .11



1995                            High          Low           Dividend

First Quarter..............   $ 12.63      $  9.88          $ .08 1/2
Second Quarter.............     14.00        11.00            .10
Third Quarter..............     13.38        10.88            .10
Fourth Quarter.............     19.75        11.63            .10




SUMMARY OF SELECTED FINANCIAL DATA




Years Ended August 31,                        1996             1995             1994             1993

Net sales.............................  $1,714,627,092   $1,546,894,565   $1,428,440,427   $1,297,430,787
Cost of sales and operating expenses..   1,615,861,346    1,452,519,040    1,328,323,366    1,194,510,816
Income before income taxes and
  cumulative effect of accounting
  change..............................      98,765,746       94,375,525      100,117,061      102,919,971
Income taxes..........................      38,178,000       36,266,000       38,157,175       38,491,288
Income before cumulative effect
  of accounting change................      60,587,746       58,109,525       61,959,886       64,428,683
Cumulative effect of change in
  method of accounting for income
  taxes...............................           -                -            1,139,153            -
Net income............................      60,587,746       58,109,525       63,099,039       64,428,683
Earnings per common share:
  Income before cumulative effect of
  accounting change...................           $1.07            $1.03            $1.10            $1.15
Net Income............................           $1.07            $1.03            $1.12            $1.15
Dividends declared....................  $   24,435,102   $   21,837,249   $   18,656,163   $   16,325,918
Dividends declared per common share...            $.43          $38 1/2             $.33             $.29
Total assets..........................  $  696,808,291   $  636,233,767   $  592,821,871   $  537,445,610
Working capital.......................  $  273,694,125   $  264,671,854   $  230,234,774   $  205,863,199
Shareholders' equity..................  $  444,957,119   $  407,750,588   $  370,172,275   $  323,281,504




SUMMARY OF SELECTED FINANCIAL DATA (Continued)





                              1992          1991           1990          1989          1988          1987

                        $1,158,703,861  $989,345,265   $874,395,095  $756,886,681  $669,493,241  $560,339,004
                         1,069,764,555   925,619,376    826,764,773   721,799,222   625,314,311   513,556,172


                            88,939,306    63,725,889     47,630,322    35,087,459    44,178,930    46,782,832
                            33,267,370    23,484,031     18,897,177    13,570,222    16,845,017    21,980,400

                            55,671,936    40,241,858     28,733,145    21,517,237    27,333,913    24,802,432


                                 -             -              -             -             -             -
                            55,671,936    40,241,858     28,733,145    21,517,237    27,333,913    24,802,432


                                 $1.00         $0.72          $0.52         $0.39         $0.49         $0.43
                                 $1.00         $0.72          $0.52         $0.39         $0.49         $0.43
                        $   13,988,516  $ 11,960,851   $ 10,819,248  $  9,709,104  $  8,620,700  $  7,835,285
                                  $.25      $.21 1/2       $.19 1/2      $.17 1/2      $.15 1/2      $.13 1/2
                        $  478,027,178  $399,271,302   $355,096,527  $324,012,452  $290,720,223  $242,005,537
                        $  170,288,208  $136,207,278   $107,879,235  $ 87,228,450  $ 78,870,930  $ 83,876,967
                        $  271,772,441  $227,319,970   $197,076,663  $179,135,552  $167,305,094  $159,571,825



  Management's Discussion and Analysis of Financial
  Condition and Results of Operations

  Net Sales

  Net sales increased approximately 10.8% ($167,733,000) in fiscal 1996 compared with fiscal 1995, and approximately 8.3% ($118,454,000) in fiscal 1995 compared with fiscal 1994. The sales increases in both fiscal 1996 and fiscal 1995 primarily were attributable to the increases in the number of stores operated by the Company.
     Comparable store sales increased approximately 3.7% in fiscal 1996 and decreased approximately 0.7% in fiscal 1995, as compared with the respective prior years. Sales of hardlines merchandise were particularly strong in fiscal 1996, increasing approximately 7.7% in comparable stores as customers continued to respond favorably to the Company's price reduction program and move to everyday low pricing. Sales of softlines merchandise (primarily apparel and shoes) decreased approximately 2.6% in comparable stores in fiscal 1996. Hardlines as a percentage of total sales increased to 63.5% in fiscal 1996 compared to 61.0% in fiscal 1995. In fiscal 1996, the Company reduced the number of advertising circulars distributed from 15 to 14.
     The comparable store sales decrease of 0.7% in fiscal 1995 was attributable to decreases in softlines sales as well as reduced advertising. In fiscal 1995, comparable stores hardlines sales increased approximately 5.1% and softlines sales decreased approximately 8.2%. In connection with the Company's price reduction program and move to everyday low pricing, the Company reduced the number of advertising circulars distributed in fiscal 1995 from 22 to 15, and eliminated all seven advertising coupon booklets that were distributed in fiscal 1994.
     The Company is pleased with customer response to its everyday low price strategy in hardlines, and expects hardlines sales to continue to increase as a percentage of total sales in fiscal 1997. In its efforts to improve sales of softlines, the Company will continue to place more emphasis on lower priced basic apparel and on closeout and other opportunistic purchases of apparel that offer good values to the Company's low and low-middle income customer base.
     The Company also has developed a new interior store layout with a more efficient fixture layout for softlines that reduces the space allocated to softlines without appreciably reducing the selection of apparel. This space previously allocated to softlines is now available for promotional and seasonal goods as well as new hardlines categories of merchandise. The new layout also features wider aisles, lower fixtures and updated signage.
     During fiscal 1996, the Company opened 223 stores and closed 58 stores for a net addition of 165 stores, compared with the opening of 213 stores and closing of 12 stores for a net addition of 201 stores during fiscal 1995. All stores opened in fiscal 1996 featured the new interior layout discussed above. In addition, approximately 265 stores were remodeled or refurbished during fiscal 1996 with some or all of the features of the new layout. The Company currently plans to open approximately 235 stores and close approximately 50 stores for a net addition of 185 stores during fiscal 1997. The Company also currently expects to remodel or refurbish at least 200 stores and expand or relocate approximately 100 stores in fiscal 1997. New store opening, closing, remodeling and refurbishing plans are continuously reviewed and are subject to change depending on developments in the economy and other factors.


  Cost of Sales and Margin

  Cost of sales increased approximately 11.9% ($123,126,000) in fiscal 1996 compared with fiscal 1995, and approximately 12.0% ($110,882,000) in fiscal 1995 compared with fiscal 1994. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 67.4% in fiscal 1996, 66.8% in fiscal 1995, and 64.6% in fiscal 1994. The increase in the cost of sales percentage for fiscal 1996 was due in part to the increase in sales of hardlines merchandise, which typically carries a lower margin than softlines. The price reduction program also continued to increase the cost of sales percentage for the first half of fiscal 1996 compared to the same period in fiscal 1995. This program was the primary factor in the increase in the cost of sales percentage in fiscal 1995 compared to fiscal 1994. The reduction in sales of apparel as a percentage of net sales in fiscal 1995 also contributed to the increase in the cost of sales percentage for that year compared to fiscal 1994.
     The Company currently expects that the cost of sales percentage may continue to increase in fiscal 1997 as hardlines increase as a percentage of net sales, but expects the rate of increase may be smaller because the initial effects of the price reduction program will no longer have a material impact on the cost of sales percentage comparisons.


  Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased approximately 9.6% ($40,216,000) in fiscal 1996 compared with fiscal 1995, and approximately 3.3% ($13,313,000) in fiscal 1995 compared with fiscal 1994. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation. As a percentage of net sales, selling, general and administrative expenses were 26.8% in fiscal 1996, 27.1% in fiscal 1995, and 28.4% in fiscal 1994. The percentage decrease in fiscal 1996 primarily was due to decreases in store labor costs and advertising expenses as a percentage of net sales. In fiscal 1996, the Company eliminated one of the 15 advertising circulars that were distributed in fiscal 1995. These decreases were offset in part by a modest increase in distribution expenses due to the handling of additional units of lower priced merchandise. The percentage decrease in fiscal 1995 primarily was due to decreases in store labor costs, corporate overhead expenses and advertising expenses. In fiscal 1995, the Company reduced the number of advertising circulars from 22 to 15 and eliminated all 7 coupon booklets as part of the Company's shift from promotional pricing to everyday low pricing. In fiscal 1997, the Company currently plans to distribute the same number of advertising circulars (14) that were distributed in fiscal 1996. Distribution expenses are expected to continue to increase in fiscal 1997 as the Company utilizes satellite distribution facilities to meet its needs, and the increase in the federal minimum wage effective October 1, 1996, will adversely impact store labor costs.

  Income Taxes

  Income taxes increased approximately 5.3% ($1,912,000) in fiscal 1996 compared with fiscal 1995. Income taxes decreased approximately 5.0% ($1,891,000) in fiscal 1995 compared with fiscal 1994, prior to the effect of adopting Statement of Financial Accounting Standards No. 109 ("SFAS 109") (described in Note 5 to the Consolidated Financial Statements). The increase in fiscal 1996 primarily was due to the increase in pre-tax earnings, and the decrease in fiscal 1995 primarily was due to the decrease in pre-tax earnings. The effective tax rate was 38.7% in fiscal 1996, 38.4% in fiscal 1995 and 38.1% in fiscal 1994, prior to the adoption of SFAS 109. The increase in the effective tax rate in fiscal 1996 compared to fiscal 1995 was primarily due to the expiration of the federal Targeted Jobs Tax Credit program. The increase in the effective tax rate in fiscal 1995 compared to fiscal 1994 resulted primarily from changes in state income tax apportionment rates.


  Liquidity and Capital Resources

  The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided from operating activities during fiscal 1996 was $81.2 million as compared to $57.8 million in fiscal 1995 and $48.8 million in fiscal 1994. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments. In addition, the Company maintains $100,000,000 of unsecured bank lines of credit for short-term financing and periodically utilizes short-term borrowings to meet the cash needs of its expansion program and seasonal inventory increases. The majority of the increase in inventories during fiscal 1996 was due to the required inventory investment for 165 net additional stores. There were no long-term borrowings during fiscal 1996, 1995 or 1994.
     The increase in capital expenditures to $54.3 million in fiscal
  1996 from $27.7 million in fiscal 1995 was due primarily to expenditures incurred in fiscal 1996 for a 300,000 square foot expansion of the Company's distribution center in West Memphis, Arkansas, as well as costs to remodel or refurbish approximately 265 existing stores. Currently planned capital expenditures for fiscal 1997 total approximately $70 million, which primarily represent estimated expenditures for new store expansion, existing store remodeling and refurbishing, and the construction and equipping of a new full-service distribution center. Construction on this new distribution facility currently is expected to begin in the spring of 1997. The new store expansion and the additional distribution center also will require additional investment in merchandise inventories.
     Capital spending plans, including store expansion, are continuously reviewed and are subject to change depending on developments in the economy and other factors. Cash flow from current operations and short-term borrowings under the bank lines of credit are expected to be sufficient to meet all foreseeable liquidity and capital resource needs in both the short-term and the long-term, including store expansion and other capital spending programs. No long-term borrowings are now expected to be required during fiscal 1997 or immediately subsequent periods.

  Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") effective for fiscal years that begin after December 15, 1995.
  SFAS 121, which requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, will be implemented in fiscal 1997. The Company does not expect the implementation of SFAS 121 to have a material effect on its financial position or results of operations.
     The Financial Accounting Standards Board also has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") effective for fiscal years that begin after December 15, 1995. SFAS 123 governs accounting for employee stock options or similar equity instruments and related compensation expense, and allows entities to adopt a new "fair value" method to measure compensation or, alternatively, to continue using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), the former standard. SFAS 123 requires supplemental disclosure of the effects of the new method if the former method continues to be utilized. The Company intends to continue using the method prescribed by APB 25, and, accordingly, the adoption of SFAS 123 in fiscal 1997 should not affect the Company's financial position or results of operations.


  Inflation and Other Matters

  The Company's results are impacted by the effect of inflation on the cost of its merchandise and on operating expenses. Due to the nature of the Company's merchandise, sales levels generally have incorporated an inflation factor which neither exceeds nor is significantly lower than general inflation trends. The Company attempts to combat inflation in the cost of its merchandise by shifting its source of supply or by changing merchandise assortments. The Company's operating expenses also tend to rise with general inflation. The increases in the federal minimum wage rate on October 1, 1996, and September 1, 1997, will increase store labor costs during fiscal 1997 and fiscal 1998. Legislative initiatives to reduce federal aid to low and low-middle income families also may adversely impact the Company's sales.

  Forward-Looking Statements

  Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings and remodelings, additional distribution facilities, and other aspects of the Company's future business and operations. The Company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive pricing pressures, general economic conditions, inflation, merchandise supply constraints, availability of real estate, finalizing plans for a new distribution center, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties.


CONSOLIDATED STATEMENTS OF INCOME
Family Dollar Stores, Inc. and Subsidiaries


Years Ended August 31,                                         1996                1995               1994
Net sales..........................................     $ 1,714,627,092     $ 1,546,894,565    $ 1,428,440,427

Costs and expenses
  Cost of sales....................................       1,156,194,732       1,033,068,759        922,186,273
  Selling, general and administrative
  (Notes 6 and 7)..................................         459,666,614         419,450,281        406,137,093
                                                          1,615,861,346       1,452,519,040      1,328,323,366
Income before income taxes and cumulative effect
   of accounting change..........................            98,765,746          94,375,525        100,117,061
Income taxes (Note 5)............................            38,178,000          36,266,000         38,157,175

Income before cumulative effect of accounting change         60,587,746          58,109,525         61,959,886

Cumulative effect of change in method of accounting
   for income taxes (Note 5).......................                  -                   -           1,139,153

Net income..........................................      $  60,587,746      $   58,109,525    $    63,099,039

Earnings per common share (Note 9):
  Income before cumulative effect
    of accounting change...........................              $ 1.07              $ 1.03             $ 1.10
Cumulative effect of change in method of accounting
     for income taxes.............................                   -                   -                 .02

  Net income.......................................              $ 1.07              $ 1.03              $1.12

  Weighted average number of shares outstanding
   during each year................................          56,813,564          56,684,861         56,496,399

The accompanying notes are an integral part of the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Family Dollar Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 5 to the financial statements, the Company changed its method of accounting for income taxes during 1994.




PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP

October 11, 1996
Charlotte, North Carolina


CONSOLIDATED BALANCE SHEETS
Family Dollar Stores, Inc. and Subsidiaries
August 31,                                                                      1996               1995
ASSETS
Current assets:
  Cash and cash equivalents.................................             $   18,844,839   $   8,852,631
  Merchandise inventories...................................                462,840,051     443,445,448
  Deferred income taxes (Note 5)............................                 20,372,129      16,415,749
  Prepayments and other current assets......................                  5,842,953       6,315,880
     Total current assets ..................................                507,899,972     475,029,708

Property and equipment, net (Note 2)........................                184,607,229     156,640,224
Other assets................................................                  4,301,090       4,563,835
                                                                         $  696,808,291   $ 636,233,767
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 3)....................................             $    4,400,000   $        -
  Accounts payable..........................................                157,011,545     156,381,205
  Accrued liabilities (Note 4)..............................                 65,972,111      51,589,087
  Income taxes payable (Note 5).............................                  6,822,191       2,387,562
     Total current liabilities..............................                234,205,847     210,357,854
Deferred income taxes (Note 5)..............................             $   17,645,325   $  18,125,325

Commitments and Contingencies (Note 7)

Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and unissued 500,000 shares
  Common stock, $.10 par; authorized 120,000,000 shares ......               6,029,068        6,019,666
  Capital in excess of par....................................              16,818,916       15,774,431
  Retained earnings...........................................             433,458,403      397,305,759
                                                                           456,306,387      419,099,856
  Less common stock held in treasury, at cost.................              11,349,268       11,349,268
                                                                           444,957,119      407,750,588
                                                                         $ 696,808,291    $ 636,233,767

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Family Dollar Stores, Inc. and Subsidiaries

                                                                     Capital in
                                                        Common         excess        Retained        Treasury
Years Ended August 31, 1996, 1995 and 1994               Stock         of par        earnings          stock

Balance, September 1, 1993
  (59,804,414 shares common stock;
  3,452,822 shares treasury stock)................... $5,980,441    $12,059,724    $316,590,607    $11,349,268
Net income for the year.............................                                 63,099,039
Issuance of  234,660 common shares under employee
  stock option plans, including tax benefits (Note 8).    23,466      2,424,429
Less dividends on common stock, $ .33 per share.......                              (18,656,163)

Balance, August 31, 1994
  (60,039,074 shares common stock;
  3,452,822 shares treasury stock).................    6,003,907     14,484,153     361,033,483     11,349,268
Net income for the year.............................                                 58,109,525
Issuance of 157,590 common shares under employee
  stock option plan, including tax benefits (Note 8)..    15,759      1,290,278
Less dividends on common stock, $.385 per share......                               (21,837,249)

Balance, August 31, 1995
  (60,196,664 shares common stock
  3,452,822 shares treasury stock)..................   6,019,666     15,774,431     397,305,759     11,349,268
Net income for the year............................                                  60,587,746
Issuance of  94,020 common shares under employee
  stock option plan, including tax benefits (Note 8).      9,402      1,044,485
Less dividends on common stock, $. 43 per share......                               (24,435,102)

Balance, August 31, 1996
  (60,290,684 shares common stock;
  3,452,822 shares treasury stock)................    $6,029,068    $16,818,916    $433,458,403    $11,349,268

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Family Dollar Stores, Inc. and Subsidiaries


Years Ended August 31,                                    1996                1995             1994

Cash flows from operating activities:
  Net income...........................              $ 60,587,746        $ 58,109,525      $ 63,099,039
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization....                24,621,033          22,185,435        19,463,032
      Deferred income taxes............                (4,436,380)         (2,316,000)        1,328,635
      Cumulative effect of accounting change.....            -                   -           (1,139,153)
      Loss on disposition of property and equipment       257,167              14,799            44,947
      Changes in operating assets and liabilities:
        Merchandise inventories........               (19,394,603)        (39,874,715)      (24,215,768)
        Income tax refund receivable...                      -              4,569,686        (4,569,686)
        Prepayments and other current assets              472,927          (1,462,464)          236,305
        Other assets...................                   262,745             444,132          (197,940)
        Accounts payable and accrued liabilities       14,435,775          13,772,751        (3,874,769)
        Income taxes payable...........                 4,434,629           2,387,562              (587)
        Noncurrent income taxes payable                      -                   -           (1,344,053)
                                                       81,241,039          57,830,711        48,830,002
Cash flows from investing activities:
  Capital expenditures................                (54,264,515)        (27,695,509)      (42,630,031)
  Proceeds from dispositions of property and equipment  1,419,310            801,374         1,323,373
                                                      (52,845,205)        (26,894,135)      (41,306,658)
Cash flows from financing activities:
  Net change in short-term borrowings (Note 3)          4,400,000         (12,300,000)       12,300,000
  Exercise of employee stock options,
    including tax benefits                              1,053,887           1,306,037         2,447,895
  Payment of dividends...............                 (23,857,513)        (20,972,515)      (18,072,740)
                                                      (18,403,626)        (31,966,478)       (3,324,845)




Net increase (decrease) in cash and cash equivalents    9,992,208          (1,029,902)        4,198,499
Cash and cash equivalents at beginning of year          8,852,631           9,882,533         5,684,034
Cash and cash equivalents at end of year..           $ 18,844,839      $    8,852,631     $   9,882,533
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
         Interest.....................               $    576,695      $      549,570     $     380,784
         Income taxes.................                 37,920,059          31,189,881        41,815,662


The accompanying notes are an integral part of the consolidated financial statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Family Dollar Stores, Inc. and Subsidiaries
Years Ended August 31, 1996, 1995 and 1994


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

Store opening and closing costs:
  The Company charges pre-opening costs against operating results when incurred. When a store is closed the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease and lease termination recoveries, is expensed when the closing is determined.

Selling, general and administrative expenses:
  Buying, warehousing and occupancy costs are included in selling, general and administrative expenses.

Use of Estimates:
  The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.




2.  Property and equipment:

                                            August 31,
                                       1996               1995

Buildings........................  $    72,604,767     $   62,930,713
Furniture, fixtures and equipment..    177,135,677        168,962,333
Transportation equipment...........     13,805,879         14,783,869
Leasehold improvements.............     36,253,250         28,376,593
                                       299,799,573        275,053,508
Less accumulated depreciation
  and amortization...............      124,525,085        127,773,462
                                       175,274,488        147,280,046
Land.............................        9,332,741          9,360,178
                                   $   184,607,229     $  156,640,224



  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"("SFAS 121") effective for fiscal years that begin after December 15, 1995. SFAS 121, which requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, will be implemented in fiscal 1997. The Company does not expect the implementation of SFAS 121 to have a material effect on its financial position or results of operations.


3.  Lines of credit and short-term borrowings:

The Company has two unsecured bank lines of credit for short-term revolving borrowings of up to $50,000,000 each, or $100,000,000 of total borrowing capacity. The lines of credit expire on March 31, 1999 and March 30, 1997, respectively, and the Company expects that the line expiring on March 30, 1997, will be extended. Borrowings under these lines of credit are at a variable interest rate based on short-term market interest rates. The Company may convert up to $50,000,000 of the line of credit expiring on March 31, 1999, into either a five or seven year term loan, at the bank's variable prime rate.

Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended
August 31, 1996, were as follows:


                                1996           1995           1994

Interest expense, net
  of capitalized interest
  of $196,720 in 1994      $    585,378   $    481,886   $    251,748
Average borrowings
  outstanding............  $  8,710,000   $  5,828,000   $  9,985,000
Maximum month-end
  outstanding............  $ 45,800,000   $ 36,100,000   $ 43,670,000
Interest rates at
  year-end...............         5.7%           N/A            5.6%
Daily weighted average
  interest rates.........         6.2%           6.3%           4.3%




4.  Accrued liabilities:

                                             August 31,
                                          1996          1995

Payroll...............................$18,433,250    $13,942,368
Deferred business insurance premiums.. 25,130,170     21,359,234
Taxes other than income taxes......... 15,118,737     13,044,824
Other.................................  7,289,954      3,242,661
                                      $65,972,111    $51,589,087


5.  Income Taxes

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

The components of the Company's deferred income tax liabilities and assets as of August 31, 1996 and 1995, were as follows:


                                             1996           1995
Deferred income tax liabilities:
  Excess of book over tax valuation of
    property and equipment               $17,645,325    $18,125,325
Deferred income tax assets:
  Excess of tax over book valuation
    of inventories                       $ 6,544,680    $ 4,896,588
  Currently nondeductible accruals for:
    Business insurance premiums           10,061,492      9,321,724
    Deferred incentive compensation        1,257,199        462,124
    Vacation pay                           1,661,573      1,597,564
    Closed store lease liabilities         1,205,450        337,269
State net operating losses                   983,000        983,000
Other                                          8,735        317,480
  Gross deferred income tax assets        21,722,129     17,915,749
Valuation allowance for deferred
    income tax assets                     (1,350,000)    (1,500,000)
  Net deferred income tax assets         $20,372,129    $16,415,749




The provisions for income taxes in each of the three years in the period ended August 31, 1996, were as follows:

                      1996             1995                1994

Current:
  Federal....     $37,542,400      $32,595,000         $30,800,327
  State......       5,075,000        5,987,000           6,028,213
                   42,617,400       38,582,000          36,828,540

Deferred:
  Federal... .     (4,115,600)      (1,852,000)          1,120,535
  State.... ..       (323,800)        (464,000)            208,100
                   (4,439,400)      (2,316,000)          1,328,635
                  $38,178,000      $36,266,000         $38,157,175


The following table summarizes the components of income tax expense in each of the three years in the period ended August 31, 1996:


                                                 1996                       1995                        1994
                                                          %                         %                         %
                                        Income tax   of pre-tax    Income tax   of pre-tax    Income tax   of pre-tax
                                          expense       income       expense       income       expense       income

Computed "expected" federal income tax  $34,549,635      35.0      $33,031,434      35.0       $35,040,971      35.0
State income taxes, net of federal
     income tax benefit...........        3,990,375       4.1        3,771,950       4.0         3,915,700       3.9
Other.............................         (362,010)     (0.4)        (537,384)     (0.6)         (799,496)     (0.8)
Actual income tax expense.........      $38,178,000      38.7      $36,266,000      38.4       $38,157,175      38.1


     Noncurrent income taxes payable represents the noncurrent portion of the additional estimated tax liability arising from the change in accounting method for income tax purposes for insurance costs and accrued vacation pay.

6.  Employee benefit plans:

Incentive compensation plan:
  The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $1,355,200 in fiscal 1996, and $0 in fiscal 1995 and 1994.

Compensation deferral plan:
  The Company has a voluntary compensation deferral plan, under section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $923,352 in fiscal 1996, $901,019 in fiscal 1995, and $990,491 in fiscal 1994.




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

  Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended
  August 31, 1996, were as follows:

                                1996            1995          1994
Minimum rentals,
  net of minor
  sublease rentals.......   $67,844,955     $59,826,236   $52,174,423
Contingent rentals.......     1,095,944         929,241     1,050,453

                            $68,940,899     $60,755,477   $53,224,876


  Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of August 31, 1996, were as follows:


          Years Ending August 31,      Minimum Rental

               1997                    $  63,863,372
               1998                       54,683,769
               1999                       41,184,423
               2000                       27,279,303
               2001                       14,819,255
             Thereafter                   23,083,230

                                       $ 224,913,352



Contingencies:
  The Internal Revenue Service has examined the Company's consolidated 1993 and 1994 federal income tax returns and has rendered an initial report and assessment as a result of the examination. The Company has appealed the findings of the report. Although the ultimate outcome of this matter cannot presently be determined, the Company believes that any impact on its financial statements will not be material.


8.  Employee stock option plan:

The Company's non-qualified stock option plan provides for the granting of options to key employees to purchase shares of common stock at prices not less than fair market value on the date of the grant. Options are exercisable to the extent of 40% after the second anniversary of the grant, an additional 30% annually on a cumulative basis, and expire five years from the date of the grant. Options to purchase 425,265 shares of common stock were exercisable at August 31, 1996.

                                            Number of
                                            options         Option price
                                            outstanding     per share

Common stock options, September 1, 1994..     951,290       $ 5.13-21.25
   Granted............................        422,850        10.25-18.50
   Exercised..........................       (157,590)        5.13-17.25
   Cancelled..........................       (101,590)

Common stock options, August 31, 1995...    1,114,960         5.88-21.25
   Granted..............................       90,350        11.50-18.75
   Exercised............................      (94,020)        5.88-17.25
   Cancelled............................     (108,990)

Common stock options, August 31, 1996....   1,002,300       $10.25-21.25


At August 31, 1996, there were 589,790 shares available for option under the plan, and 571,150 shares were available for option at August 31, 1995.



  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"("SFAS 123") effective for fiscal years that begin after December 15, 1995. SFAS 123 governs accounting for employee stock options or similar equity instruments and related compensation expense, and allows entities to adopt a new "fair value" method to measure compensation or, alternatively, to continue using the method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), the former standard. SFAS 123 requires supplemental disclosure of the effects of the new method if the former method continues to be utilized. The Company intends to continue using the method prescribed by APB 25, and, accordingly, the adoption of SFAS 123 in fiscal 1997 should not affect the Company's financial position or results of operations.




9.  Earnings per common share:

Earnings per common share is based on the weighted average number of shares of common stock outstanding during each year. Potential exercise of outstanding stock options do not have a material dilutive effect on earnings per common share.

10. Unaudited summaries of quarterly results:



                                 First          Second         Third         Fourth
                                 Quarter        Quarter        Quarter       Quarter
                                        (In thousands, except per share data)

1996

Net sales............            $396,165       $448,274       $427,941      $442,247
Gross profit.........             137,211        139,965        144,010       137,247
Net income...........              14,508         15,937         18,780        11,363
Net income per
  common share..                     $.26           $.28           $.33          $.20


1995

Net sales..............          $356,292       $420,927       $379,836      $389,839
Gross profit...........           127,351        132,468        131,259       122,747
Net income.............            15,586         17,040         16,405         9,078
Net income per
  common share.........              $.28           $.30           $.29          $.16

1994

Net sales.......                 $335,092       $398,768       $349,211      $345,369
Gross profit....                  125,948        136,592        131,554       112,160
Income before cumulative
  effect of accounting change    $ 14,950         22,021         17,570         7,419
Net income....                     16,089         22,021         17,570         7,419
Earnings per common share:
  Income before cumulative
  effect of accounting change        $.27           $.39           $.31          $.13
  Net income............             $.29           $.39           $.31          $.13
