Form 10-K, Exhibit 13
period 1997-08-31
FAMILY DOLLAR STORES INC
filed 1997-11-20
CIK 34408

Market Price and Dividend Information

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 1997, there were approximately 2,250 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 1997 and 1996. All figures have been adjusted to reflect the three-for-two stock split effective July 15, 1997.


Market Prices and Dividends


1997                            High        Low         Dividend

First Quarter..............   $ 12.58    $ 11.00     $  .07 1/3
Second Quarter.............     15.75      12.33        .08
Third Quarter..............     18.00      15.25        .08
Fourth Quarter.............     23.38      16.67        .08



1996                            High      Low        Dividend

First Quarter .............   $ 12.83    $9.92       $  .06 2/3
Second Quarter.............     10.92     7.33          .07 1/3
Third Quarter..............     11.83     9.17          .07 1/3
Fourth Quarter.............     12.33     9.83          .07 1/3



SUMMARY OF SELECTED FINANCIAL DATA




Years Ended August 31,                        1997             1996             1995             1994

Net sales.............................  $1,994,973,237   $1,714,627,092   $1,546,894,565   $1,428,440,427
Cost of sales and operating expenses..   1,873,496,500    1,615,861,346    1,452,519,040    1,328,323,366
Income before income taxes and
  cumulative effect of accounting
  change..............................     121,476,737       98,765,746       94,375,525      100,117,061
Income taxes..........................      46,800,000       38,178,000       36,266,000       38,157,175
Income before cumulative effect
  of accounting change................      74,676,737       60,587,746       58,109,525       61,959,886
Cumulative effect of change in
  method of accounting for income
  taxes...............................           -                -                -            1,139,153
Net income............................      74,676,737       60,587,746       58,109,525       63,099,039
Earnings per common share:
  Income before cumulative effect of
  accounting change.*.................           $ .87            $ .71            $ .69            $ .73
  Net income.*........................           $ .87            $ .71            $ .69            $ .75
Dividends declared....................   $  26,848,520     $ 24,435,102     $ 21,837,249     $ 18,656,163
Dividends declared per common share.*.        $.31 1/3         $.28 2/3         $.25 2/3             $.22
Total assets..........................   $ 780,293,852     $696,808,291     $636,233,767     $592,821,871
Working capital.......................   $ 283,476,028     $273,694,125     $264,671,854     $230,234,774
Shareholders' equity..................   $ 500,198,473     $444,957,119     $407,750,588     $370,172,275
Stores opened                                      236              223              213              202
Stores closed                                      (50)             (58)             (12)             (22)
Number of stores - end of year                   2,767            2,581             2,416           2,215




SUMMARY OF SELECTED FINANCIAL DATA (Continued)



                               1993           1992           1991           1990           1989            1988

                         $1,297,430,787  $1,158,703,861  $989,345,265  $874,395,095  $756,886,681   $669,493,241
                          1,194,510,816   1,069,764,555   925,619,376   826,764,773   721,799,222    625,314,311


                            102,919,971      88,939,306    63,725,889    47,630,322    35,087,459     44,178,930
                             38,491,288      33,267,370    23,484,031    18,897,177    13,570,222     16,845,017

                             64,428,683      55,671,936    40,241,858    28,733,145    21,517,237     27,333,913


                                  -              -              -             -             -             -
                             64,428,683      55,671,936    40,241,858    28,733,145    21,517,237     27,333,913
                                  $ .77           $ .67         $ .48         $ .35         $ .26          $ .33
                                  $ .77           $ .67         $  48         $ .35         $ .26          $ .33
                           $ 16,325,918    $ 13,988,516  $ 11,960,851  $ 10,819,248   $ 9,709,104   $  8,620,700
                               $.19 1/3        $.16 2/3      $.14 1/3          $.13      $.11 2/3       $.10 1/3
                           $537,445,610    $478,027,178  $399,271,302  $355,096,527  $324,012,452   $290,720,223
                           $205,863,199    $170,288,208  $136,207,278  $107,879,235  $ 87,228,450   $ 78,870,930
                           $323,281,504    $271,772,441  $227,319,970  $197,076,663  $179,135,552   $167,305,094
                                    174             160           122           122           161            178
                                    (24)            (34)          (43)          (22)          (10)           (20)
                                  2,035           1,885         1,759         1,680         1,580          1,429

                           *Adjusted to reflect three-for-two stock split effective July 15, 1997.

    Management's Discussion and Analysis of Financial
    Condition and Results of Operations

    Net Sales

         Net sales increased approximately 16.4% ($280,346,000) in fiscal 1997 compared with fiscal 1996, and approximately 10.8% ($167,733,000) in fiscal 1996 compared with fiscal 1995. The sales increases in fiscal 1997 and fiscal 1996 were attributable to increased sales in existing stores and sales from new stores opened as part of the Company's store expansion program.
         Customers responded favorably during fiscal 1996 and fiscal 1997 to the Company's everyday low pricing strategy and price reduction program which was implemented in all stores in fiscal 1995. Comparable store sales increased approximately 9.3% in fiscal 1997 and 3.7% in fiscal 1996, as compared with the respective prior years. In fiscal 1997, comparable stores sales of hardlines merchandise increased approximately 12.8% and sales of softlines merchandise increased approximately 3.2%. The increase in sales of softlines merchandise in comparable stores in fiscal 1997 represents the first annual increase in comparable store softlines sales since fiscal 1993. Hardlines as a percentage of total sales increased to 65.5% in fiscal 1997 compared to 63.5% in fiscal 1996. The Company distributed 14 advertising circulars during fiscal `1997, which was the same number as in fiscal 1996. The Company's circulars for fiscal 1997 featured more items at the everyday low price, which reduced the level of promotional markdowns taken as compared to fiscal 1996.
         The comparable store sales increase of 3.7% in fiscal 1996 was attributable to sales increases in hardlines. In fiscal 1996, comparable store hardlines sales increased approximately 7.7% and softlines sales decreased approximately 2.6%. In connection with the Company's move to everyday low pricing, the Company reduced the number of advertising circulars distributed in fiscal 1996 from 15 to 14.
         Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy and snack food, electronics, housewares and giftware, toys, hardware and automotive supplies. Softlines merchandise includes men's, women's, boy's, girl's and infant's clothing, shoes, and domestic items such as blankets, sheets and towels.
         During fiscal 1997, the Company opened 236 stores and closed 50 stores for a net addition of 186 stores, compared with the opening of 223 stores and closing of 58 stores for a net addition of 165 stores during fiscal 1996. The Company also expanded or relocated 94 stores in fiscal 1997, compared with 34 stores that were expanded or relocated in fiscal 1996. All stores opened, expanded or relocated in fiscal 1996 and fiscal 1997 have a new interior layout featuring wider aisles, lower fixtures and updated signage. In addition, approximately 380 stores in fiscal 1997 and approximately 265 stores in fiscal 1996 were renovated with some or all of the features of the new layout. The Company currently plans to open approximately 300 stores and close approximately 50 stores for a net addition of 250 stores during fiscal 1998. The Company also currently expects to renovate an additional 200 to 300 stores and expand or relocate approximately 150 stores in fiscal 1998. Store opening, closing, expansion, relocation, and renovation plans are continuously reviewed and are subject to change.


    Cost of Sales and Margin

    Cost of sales increased approximately 16.8% ($193,962,000) in fiscal 1997 compared with fiscal 1996, and approximately 11.9% ($123,126,000) in fiscal 1996 compared with fiscal 1995. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 67.7% in fiscal 1997, 67.4% in fiscal 1996, and 66.8% in fiscal 1995. The increase in sales of hardlines merchandise, which typically carries a lower margin than softlines, contributed to the increases in the cost of sales percentages for both fiscal 1997 and fiscal 1996. This effect was mitigated in fiscal 1997 by a reduction in promotional markdowns. The price reduction program also contributed to the increase in the cost of sales percentage for the first half of fiscal 1996 compared to the same period in fiscal 1995.

         For fiscal 1998, the Company's plan is for the cost of sales percentage to be at approximately the same level as for fiscal 1997.


    Selling, General and Administrative Expenses

    Selling, general and administrative expenses increased approximately 13.9% ($63,672,000) in fiscal 1997 compared with fiscal 1996, and approximately 9.6% ($40,216,000) in fiscal 1996 compared with fiscal 1995. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation. As a percentage of net sales, selling, general and administrative expenses were 26.2% in fiscal 1997, 26.8% in fiscal 1996, and 27.1% in fiscal 1995. The percentage decrease in fiscal 1997 primarily was due to the leverage provided by the 9.3% increase in sales in comparable stores, and to cost control measures. The Company estimates that during fiscal 1997 store labor costs increased approximately $3.6 million due to the federal minimum wage increase that was effective on October 1, 1996.
         The percentage decrease in expenses in fiscal 1996 primarily was due to the leverage provided by the 3.7% increase in sales in comparable stores and to decreases in store labor costs and advertising expenses as a percentage of net sales. In fiscal 1996, the Company eliminated one of the 15 advertising circulars that were distributed in fiscal 1995. These decreases were offset in part by a modest increase in distribution expenses due to the handling of additional units of lower priced merchandise.

         The federal minimum wage increased again on September 1, 1997, and the Company estimates that as a result store labor costs will increase approximately $4 million in fiscal 1998. Selling, general and administrative expenses also will increase in fiscal 1998 due to the costs of the new distribution center. Advertising expenses are expected to decrease in fiscal 1998 as the Company plans to reduce the number of circulars distributed from 14 to 10 or 11. With planned increases in sales in comparable stores, the Company is planning for selling, general, and administrative expenses in fiscal 1998 to decrease modestly as a percentage of net sales.


    Income Taxes

         The effective tax rate was 38.5% in fiscal 1997, 38.7% in fiscal 1996 and 38.4% in fiscal 1995. The decrease in the effective tax rate in fiscal 1997 compared to fiscal 1996 resulted from changes in effective state income tax rates and from the implementation of the federal Work Opportunity Tax Credit program. The increase in the effective tax rate in fiscal 1996 compared to fiscal 1995 primarily was due to the expiration of the federal Targeted Jobs Tax Credit program.


    Liquidity and Capital Resources

    The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided from operating activities during fiscal 1997 was $123.2 million as compared to $81.2 million in fiscal 1996 and $57.8 million in fiscal 1995. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments. In addition, the Company maintains $100,000,000 of unsecured bank lines of credit for short-term financing and periodically utilizes short-term borrowings to meet the cash needs of its expansion program and seasonal inventory increases. The increase in inventories during fiscal 1997 was due to the required inventory investment for 186 net additional stores. Average inventory per store declined as a result of improved inventory management. There were no long-term borrowings during fiscal 1997, 1996 or 1995.
         The increase in capital expenditures to $77.0 million in fiscal
    1997 from $54.3 million in fiscal 1996 primarily was due to expenditures incurred in fiscal 1997 to begin construction of a 907,000 square foot distribution center in Warren County, Virginia, as well as costs to open 236 new stores, expand or relocate 94 existing stores and renovate approximately 380 existing stores. Capital expenditures for fiscal 1998 are currently expected to be approximately $80 to $90 million, which primarily represent estimated expenditures for new store expansion, existing store expansion, relocation, and renovation, and completion in January 1998 of the construction and equipping of the new distribution center. The new store expansion and the additional distribution center also will require additional investment in merchandise inventories.

         Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations and short-term borrowings under the bank lines of credit are expected to be sufficient to meet all foreseeable liquidity and capital resource needs, including store expansion and other capital spending programs. No long-term borrowings are now expected to be required during fiscal 1998.


    Recent Accounting Pronouncements

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") effective for fiscal years ending after December 15, 1997. SFAS 128, which requires dual presentation of basic and diluted earnings per share
    (EPS) on the face of the statement of income and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations, will be implemented in fiscal 1998. The Company does not expect that basic and diluted EPS will be materially different from its current EPS calculation since potential common shares in the form of stock options are not expected to be materially dilutive.


    Inflation and Other Matters

    The Company's results are impacted by the effect of inflation on the cost of its merchandise and on operating expenses. Due to the nature of the Company's merchandise, sales levels generally have incorporated an inflation factor which neither exceeds nor is significantly lower than general inflation trends. The Company attempts to combat inflation in the cost of its merchandise by shifting its source of supply or by changing merchandise assortments. The Company's operating expenses also tend to rise with general inflation. The increases in the federal minimum wage rate on October 1, 1996, and September 1, 1997, increased store labor costs during fiscal 1997 and will increase store labor costs in fiscal 1998. Legislative initiatives to reduce federal aid to low and low-middle income families also may adversely impact the Company's sales.


    Forward-Looking Statements

    Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, and other aspects of the Company's future business and operations. The Company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, changes in consumer demand, inflation, merchandise supply constraints, changes in exchange rates, tariffs, quotas, and freight rates, availability of real estate, construction and start-up of a new distribution center, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties.


CONSOLIDATED STATEMENTS OF INCOME
Family Dollar Stores, Inc. and Subsidiaries


Years Ended August 31,                                         1997                        1996                  1995

Net sales..........................................      $ 1,994,973,237          $ 1,714,627,092         $ 1,546,894,565
Costs and expenses:
  Cost of sales....................................        1,350,157,693            1,156,194,732           1,033,068,759
  Selling, general and administrative..............          523,338,807              459,666,614             419,450,281
                                                           1,873,496,500            1,615,861,346           1,452,519,040

Income before income taxes.........................          121,476,737               98,765,746              94,375,525
Income taxes (Note 5)..............................           46,800,000               38,178,000              36,266,000

Net income.........................................      $    74,676,737            $  60,587,746           $  58,109,525

Net income per common share (Note 9):..............                 $.87                   $  .71                   $ .69

  Weighted average number of shares outstanding
   during each year(Note 9)........................           85,593,710               85,220,346              85,027,291


The accompanying notes are an integral part of the consolidated financial statements.


REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Family Dollar Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP


October 3, 1997
Charlotte, North Carolina


CONSOLIDATED BALANCE SHEETS
Family Dollar Stores, Inc. and Subsidiaries


August 31,                                            1997                1996

ASSETS
Current assets:
  Cash and cash equivalents...............       $  42,468,300     $  18,844,839
  Merchandise inventories.................         467,945,483       462,840,051
  Deferred income taxes (Note 5)..........          28,407,454        20,372,129
  Prepayments and other current assets....           5,881,520         5,842,953
     Total current assets ................       $ 544,702,757     $ 507,899,972

Property and equipment, net (Note 2)......         231,234,756       184,607,229
Other assets..............................           4,356,339         4,301,090
                                                 $ 780,293,852     $ 696,808,291
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 3)..................       $     -           $   4,400,000
  Accounts payable........................         165,150,085       157,011,545
  Accrued liabilities (Note 4)............          84,957,841        65,972,111
  Income taxes payable (Note 5)...........          11,118,803         6,822,191
     Total current liabilities............         261,226,729       234,205,847

Deferred income taxes (Note 5)............      $   18,868,650     $  17,645,325

Commitments and contingencies (Note 7)

Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and
    unissued 500,000 shares
  Common stock, $.10 par;
     authorized 120,000,000 shares ....... .         9,103,148         6,029,068
  Capital in excess of par..................        21,157,973        16,818,916
  Retained earnings.........................       481,286,620       433,458,403
                                                   511,547,741       456,306,387
  Less common stock held in treasury, at cost       11,349,268        11,349,268
                                                   500,198,473       444,957,119
                                                 $ 780,293,852     $ 696,808,291

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Family Dollar Stores, Inc. and Subsidiaries

                                                                              Capital in
                                                               Common           excess        Retained         Treasury
Years Ended August 31, 1997, 1996 and 1995                     stock            of par        earnings          stock

Balance, September 1, 1994
    (60,039,074 shares common stock;
      3,452,822 shares treasury stock)................     $ 6,003,907        $14,484,153    $361,033,483      $11,349,268
Net income for the year...............................                                         58,109,525
Issuance of 157,590 common shares under employee
     stock option plan, including tax benefits (Note 8)         15,759          1,290,278
Less dividends on common stock, $.25 2/3 per share....
  (adjusted for stock split - Note 9)                                                         (21,837,249)

Balance, August 31, 1995
    (60,196,664 shares common stock;
      3,452,822 shares treasury stock)...............        6,019,666         15,774,431     397,305,759       11,349,268
Net income for the year..............................                                          60,587,746
Issuance of 94,020 common shares under employee
     stock option plan, including tax benefits (Note 8)          9,402          1,044,485
Less dividends on common stock, $.28 2/3 per share....
  (adjusted for stock split - Note 9)                                                         (24,435,102)

Balance, August 31, 1996
    (60,290,684 shares common stock;
     3,452,822 shares treasury stock).................       6,029,068         16,818,916     433,458,403       11,349,268
Net income for the year...............................                                         74,676,737
Issuance of 421,757 common shares under employee
    stock option plan, including tax benefits
    (347,560 shares issued prior to stock split and
     74,197 shares issued after stock split - Note 8)           42,176          7,370,961

Issuance of 30,319,037 common shares as a result of
    stock split, including 1,726,411 shares of treasury
    stock (Note 9)....................................       3,031,904         (3,031,904)
Less dividends on common stock, $.31 1/3 per share....                                        (26,848,520)

Balance, August 31, 1997
    (91,031,478 shares common stock;
      5,179,233 shares treasury stock)                      $9,103,148        $21,157,973    $481,286,620      $11,349,268

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Family Dollar Stores, Inc. and Subsidiaries



Years Ended August 31,                                     1997                  1996             1995

Cash flows from operating activities:
  Net income...........................               $ 74,676,737        $   60,587,746     $ 58,109,525
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization....                 29,116,624            24,621,033       22,185,435
      Deferred income taxes............                 (6,812,000)           (4,436,380)      (2,316,000)
      Loss on disposition of property and equipment         39,207               257,167           14,799
      Changes in operating assets and liabilities:
        Merchandise inventories........                 (5,105,432)          (19,394,603)     (39,874,715)
        Income tax refund receivable...                         -                    -          4,569,686
        Prepayments and other current assets               (38,567)              472,927       (1,462,464)
        Other assets...................                    (55,249)              262,745          444,132
        Accounts payable and accrued liabilities        27,124,270            14,435,775       13,772,751
        Income taxes payable...........                  4,296,612             4,434,629        2,387,562
                                                       123,242,202            81,241,039       57,830,711
 Cash flows from investing activities:
  Capital expenditures................                 (77,061,959)          (54,264,515)     (27,695,509)
  Proceeds from dispositions of property and equipment   1,278,601             1,419,310          801,374
                                                       (75,783,358)          (52,845,205)     (26,894,135)

Cash flows from financing activities:
  Net change in short-term borrowings (Note 3)          (4,400,000)            4,400,000      (12,300,000)
  Exercise of employee stock options,
    including tax benefits                               7,413,137             1,053,887        1,306,037
  Payment of dividends...............                  (26,848,520)          (23,857,513)     (20,972,515)
                                                       (23,835,383)          (18,403,626)     (31,966,478)

Net increase (decrease) in cash and cash equivalents    23,623,461             9,992,208       (1,029,902)
Cash and cash equivalents at beginning of year          18,844,839             8,852,631        9,882,533
Cash and cash equivalents at end of year..            $ 42,468,300         $  18,844,839    $   8,852,631


Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest.....................                     $    320,830          $    576,695    $     549,570
    Income taxes.................                       48,440,176            37,920,059       31,189,881


The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Family Dollar Stores, Inc. and Subsidiaries
Years Ended August 31, 1997, 1996 and 1995


1. Description of business and summary of significant accounting policies:

Description of business:
   The Company operates a chain of neighborhood retail discount stores in 38 contiguous states in the Northeast, Southeast, Midwest, and Southwest.

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

Store opening and closing costs:
   The Company charges pre-opening costs against operating results when incurred. When a store is identified for closing, the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease and lease termination recoveries, is expensed when the closing is determined.

Selling, general and administrative expenses:
   Buying, warehousing and occupancy costs are included in selling, general and administrative expenses.

Stock Options:
   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee plans at fair value. The Company has chosen to continue to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The exercise price of options awarded under the Company's non-qualified stock option plan has been equal to the fair market value of the underlying common stock on the date of grant. Accordingly, no compensation expense has been recognized for options granted under the plan. Income tax benefits attributable to stock options exercised are credited to capital in excess of par.

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


2.  Property and equipment:

                                                         August 31,
                                                 1997                     1996

Buildings............................  $    74,182,859           $   63,563,073
Furniture, fixtures and equipment....      195,725,850              171,765,594
Transportation equipment.............       19,481,899               13,805,879
Leasehold improvements...............       47,832,733               36,253,250
Construction in Progress.............       21,551,427               14,411,777
                                           358,774,768              299,799,573

Less accumulated depreciation
   and amortization.................       136,773,358              124,525,085
                                           222,001,410              175,274,488
Land................................         9,233,346                9,332,741
                                       $   231,234,756           $  184,607,229


3.  Lines of credit and short-term borrowings:

The Company has two unsecured bank lines of credit for short-term revolving borrowings of up to $50,000,000 each, or $100,000,000 of total borrowing capacity. The lines of credit expire on March 31, 1999 and March 29, 1998, respectively, and the Company expects that the line expiring on March 29, 1998, will be extended. Borrowings under these lines of credit are at a variable interest rate based on short-term market interest rates. The Company may convert up to $50,000,000 of the line of credit expiring on March 31, 1999, into either a five or seven year term loan, at the bank's variable prime rate.

Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 31, 1997, were as follows:

                                     1997           1996           1995

Interest expense              $    312,147    $    585,378   $    481,886

Average borrowings
     outstanding............  $  5,222,000    $  8,710,000   $  5,828,000
Maximum month-end
     outstanding............  $ 31,000,000    $ 45,800,000   $ 36,100,000
Interest rates at
     year-end...............         N/A          5.7%             N/A
Daily weighted average
     interest rates..........        5.7%         6.2%             6.3%




4.Accrued liabilities:

                                                     August 31,
                                              1997               1996
Compensation...........................   $23,054,512        $18,433,250
Insurance................................  34,599,071         25,130,170
Taxes other than income taxes............  17,042,783         15,118,737
Other.................................     10,261,475          7,289,954
                                          $84,957,841        $65,972,111

5. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 31, 1997 and 1996, were as follows:

                                                       1997            1996
Deferred income tax liabilities:
  Excess of book over tax valuation of
    property and equipment..............          $ 18,868,650    $ 17,645,325

Deferred income tax assets:
  Excess of tax over book valuation
    of inventories......................          $ 11,419,697      $ 6,544,680
  Currently nondeductible accruals for:
    Insurance...........................            13,796,383       10,061,492
    Deferred incentive compensation.....                     -        1,257,199
    Vacation pay........................             1,933,431        1,661,573
    Closed store lease liabilities......             1,332,878        1,205,450
  State net operating losses............               983,000          983,000
  Other.................................               292,065            8,735
    Gross deferred income tax assets....            29,757,454       21,722,129
  Valuation allowance for deferred
    income tax assets...................            (1,350,000)      (1,350,000)
    Net deferred income tax assets......          $ 28,407,454     $ 20,372,129


A valuation allowance has been established for a portion of the benefits of state tax net operating losses and for a portion of certain other state tax benefits because the Company currently believes that it is more likely than not that these benefits will not be realized in future years.

The provisions for income taxes in each of the three years in the period ended August 31, 1997, were as follows:


                     1997                  1996                 1995
Current:
   Federal...    $47,142,000           $37,542,400          $32,595,000
   State.....      6,470,000             5,075,000            5,987,000
                  53,612,000            42,617,400           38,582,000

Deferred:
   Federal...     (5,753,000)           (4,115,600)          (1,852,000)
   State....      (1,059,000)             (323,800)            (464,000)
                  (6,812,000)           (4,439,400)          (2,316,000)
                 $46,800,000           $38,178,000          $36,266,000


The following table summarizes the components of income tax expense in each of the three years in the period ended August 31, 1997:

                                                         1997                    1996                     1995
                                                                 %                         %                       %
                                              Income tax    of pre-tax    Income tax  of pre-tax  Income tax  of pre-tax
                                                expense        income       expense      income     expense      income
Computed "expected" federal income tax        $42,516,858       35.0      $34,549,635     35.0    $33,031,434      35.0
State income taxes, net of federal
     income tax benefit...........              4,187,150        3.4        3,990,375      4.1      3,771,950       4.0
Other.............................                 95,992        0.1         (362,010)    (0.4)      (537,384)     (0.6)
Actual income tax expense.........            $46,800,000       38.5      $38,178,000     38.7    $36,266,000      38.4


6.  Employee benefit plans:


Incentive compensation plan:
   The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $2,446,586 in fiscal 1997, $1,355,200 in fiscal 1996, and $0 in fiscal 1995.

Compensation deferral plan:
   The Company has a voluntary compensation deferral plan, under
   Section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $1,066,966 in fiscal 1997, $923,352 in fiscal 1996,and $901,019 in fiscal 1995.

7.  Commitments and contingencies:

Operating leases:
Except for its executive offices and primary distribution centers, the Company generally conducts its operations from leased facilities. Normally, store real estate leases are for initial terms of from five to fifteen years with multiple renewal options for additional five year periods. Certain leases provide for contingent rental payments based upon a percentage of store sales.

  Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended
August 31, 1997, were as follows:

                              1997         1996         1995
Minimum rentals,
  net of minor
  sublease rentals.......     $78,414,264        $67,844,955   $59,826,236
Contingent rentals.......        1,707,010         1,095,944       929,241

                              $80,121,274        $68,940,899   $60,755,477



  Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of August 31, 1997, were as follows:


               Years Ending August 31,       Minimum Rental
                     1998                     $ 73,902,474
                     1999                       60,045,117
                     2000                       46,240,193
                     2001                       33,557,277
                     2002                       18,458,957
                 Thereafter                     27,900,881

                                                      $260,104,899

Construction commitments:
        The Company has commitments under contracts related to the construction of a distribution facility in Warren County, Virginia. Contracts for site preparation, building construction, material handling equipment, and other equipment and services related to the facility totalling approximately $46,000,000 were entered into prior to October 1, 1997. Expenditures under these contracts prior to August 31, 1997 were approximately $22,000,000.


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

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methodology prescribed under this statement, net income and net income per share would have been reduced to the pro forma amounts indicated in the table below.

                                             August 31,       August 31,
                                                1997            1996
Net income - as reported                   $ 74,676,737    $ 60,587,746
Net income - pro forma                     $ 74,493,973    $ 60,562,982
Net income per share - as reported         $        .87    $        .71
Net income per share - pro forma           $        .87    $        .71


Net income per share has been adjusted for the July 15, 1997, three-for-two stock split.

        The pro forma effects on net income for fiscal 1997 and fiscal 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.
The fair value of options granted during fiscal 1997 and fiscal 1996 is $3.31 and $2.34 per share, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                       August 31,          August 31,
                                                          1997                1996
Expected dividend yield                                  2.36%              2.97%
Expected stock price volatility                         28.75%             29.47%
Weighted average risk-free interest rate                 6.35%              6.11%
Expected life of options (years)                         3.5                3.5



    The summary of the status of the Company's stock-based compensation plan as of August 31, 1997 and 1996 and changes during the years then ended were as follows:

                                     Options       Range of Option    Weighted Average
                                   Outstanding    Prices Per Share     Exercise Price
Balance, August 31, 1995             1,672,440   $ 3.92 to $14.17        $ 10.16
Granted                                135,525     7.67 to  12.50           9.92
Exercised                             (141,030)    3.92 to  11.50           5.63
Cancelled                             (163,485)    3.92 to  14.17           9.96

Balance, August 31, 1996             1,503,450   $ 6.83 to $14.17        $ 10.58
Granted                                852,850    11.17 to  21.75          13.16
Exercised                             (595,537)    7.00 to  14.17          10.98
Cancelled                             (189,759)    6.83 to  14.17           9.71
Balance, August 31, 1997             1,571,004   $ 7.00 to $21.75        $ 11.93


        At August 31, 1997 and 1996, options for 354,533 and 637,898 shares were exercisable, respectively. The following table summarizes information about stock options outstanding at August 31, 1997:

                        Options Outstanding                          Options Exercisable:
                    Number     Weighted Average                      Number
    Range of      Outstanding     Remaining     Weighted Average   Exercisable  Weighted Average
Exercise Prices  at 8/31/97   Contractual Life  Exercise Price    at 8/31/97    Exercise Price
$ 7.00 to $11.00    414,015        2.74 Years       $ 8.88           90,207         $ 8.55
 11.01 to  13.50    620,189        3.25              11.38          127,526          11.34
 13.51 to  21.75    536,800        3.49              14.92          136,800          14.17

$ 7.00 to $21.75  1,571,004        3.20 Years       $11.93          354,533         $11.72


     At August 31, 1997 and 1996, shares available for granting of stock options under the Company's stock option plan were 971,594 and 884,685 shares, respectively. All figures have been adjusted for the three-for-two stock split effective July 15, 1997.



9. Common stock:

The Board of Directors declared a three-for-two stock split in the form of a 50% stock distribution on June 25, 1997, pursuant to which 30,319,037 common shares were issued on July 31, 1997, to holders of record of common stock on July 15, 1997.

Net income per common share is based on the weighted average number of shares of common stock outstanding during each year. Potential exercise of outstanding stock options do not have a material dilutive effect on net income per common share. All per share amounts have been restated to reflect the stock split.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") effective for fiscal years ending after December 15, 1997. SFAS 128, which requires dual presentation of basic and diluted earnings per share
(EPS) on the face of the statement of income and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations, will be implemented in fiscal 1998. The Company does not expect that basic and diluted EPS will be materially different from its current calculation of net income per common share since potential common shares in the form of stock options are not expected to be materially dilutive.

10.         Unaudited summaries of quarterly results:

                                           First             Second            Third         Fourth
                                          Quarter            Quarter          Quarter        Quarter
                                               (In thousands, except per share data)

1997
Net sales.....................          $ 454,883          $ 530,259        $ 498,404       $511,427
Gross profit..................            154,581            164,165          167,732        158,337
Net income....................             17,360             20,002           23,088         14,227
Net income per
   common share*..............               $.20               $.23             $.27           $.17

1996
Net sales.....................           $396,165           $448,274         $427,941       $442,247
Gross profit..................            137,211            139,965          144,010        137,247
Net income....................             14,508             15,937           18,780         11,363
Net income per
   common share*..............               $.17               $.19             $.22           $.13

1995
Net sales.....................           $356,292           $420,927         $379,836       $389,839
Gross profit..................            127,351            132,468          131,259        122,747
Net income....................             15,586             17,040           16,405          9,078
Net income per
   common share*..............               $.19               $.20             $.19           $.11

   * Net income per common share gives retroactive effect to the stock split discussed in Note 9.
