Form 10-K, Exhibit 13
period 1998-08-29
FAMILY DOLLAR STORES INC
filed 1998-11-25
CIK 34408

Market Price and Dividend Information

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 1998, there were approximately 2,325 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 1998 and 1997. All figures have been adjusted to reflect the two-for-one stock split distributed April 30, 1998.


Market Prices and Dividends


1998                            High        Low         Dividend
First Quarter..............   $15.00    $10.34        $  .04
Second Quarter.............    18.31     13.06           .04 1/2
Third Quarter..............    19.56     15.31           .04 1/2
Fourth Quarter.............    21.88     13.38           .04 1/2



1997                            High        Low        Dividend
First Quarter..............   $ 6.29      $ 5.50        $ .03 2/3
Second Quarter.............     7.88        6.17          .04
Third Quarter..............     9.00        7.63          .04
Fourth Quarter.............    11.69        8.34          .04



SUMMARY OF SELECTED FINANCIAL DATA

                                           August 29,       August 31,       August 31,       August 31,
Years Ended                                   1998             1997             1996             1995

Net sales.............................  $2,361,930,395   $1,994,973,237   $1,714,627,092   $1,546,894,565
Cost of sales and operating expenses..   2,195,942,470    1,873,496,500    1,615,861,346    1,452,519,040
Income before income taxes and
  cumulative effect of accounting
  change..............................     165,987,925      121,476,737       98,765,746       94,375,525
Income taxes..........................      62,700,000       46,800,000       38,178,000       36,266,000
Income before cumulative effect
  of accounting change................     103,287,925       74,676,737       60,587,746       58,109,525
Cumulative effect of change in
  method of accounting for income
  taxes...............................           -                -                -                -
Net income............................     103,287,925       74,676,737       60,587,746       58,109,525
Earnings per common share:
  Income before cumulative effect of
  accounting change(1)................            $.60            $ .44            $ .35            $ .34
  Net income(1)(2)....................            $.60            $ .44            $ .35            $ .34
Dividends declared....................    $ 30,116,216    $  26,848,520     $ 24,435,102     $ 21,837,249
Dividends declared per common share(1)        $.17 1/2         $.15 2/3         $.14 1/3         $.12 2/3
Total assets..........................    $942,180,070    $ 780,293,852     $696,808,291     $636,233,767
Working capital.......................    $303,354,419    $ 283,476,028     $273,694,125     $264,671,854
Shareholders' equity..................    $578,150,707    $ 500,198,473     $444,957,119     $407,750,588
Stores opened.........................             315              236              223              213
Stores closed.........................             (65)             (50)             (58)             (12)
Number of stores - end of year........           3,017            2,767            2,581            2,416



SUMMARY OF SELECTED FINANCIAL DATA
                             August 31,       August 31,      August 31,     August 31,    August 31,    August 31,
                               1994              1993            1992           1991          1990          1989

                        $1,428,440,427    $1,297,430,787  $1,158,703,861  $989,345,265  $874,395,095  $756,886,681
                         1,328,323,366     1,194,510,816   1,069,764,555   925,619,376   826,764,773   721,799,222


                           100,117,061       102,919,971      88,939,306    63,725,889    47,630,322    35,087,459
                            38,157,175        38,491,288      33,267,370    23,484,031    18,897,177    13,570,222

                            61,959,886        64,428,683      55,671,936    40,241,858    28,733,145    21,517,237


                             1,139,153               -                -            -             -           -
                            63,099,039        64,428,683      55,671,936    40,241,858    28,733,145    21,517,237


                                 $ .36             $ .39           $ .34         $ .24         $ .18         $ .13
                                 $ .37             $ .39           $ .34         $ .24         $ .18         $ .13
                          $ 18,656,163      $ 16,325,918    $ 13,988,516  $ 11,960,851  $ 10,819,248   $ 9,709,104
                                  $.11          $.09 2/3        $.08 1/3          $.07      $.06 1/2      $.05 2/3
                          $592,821,871      $537,445,610    $478,027,178  $399,271,302  $355,096,527  $324,012,452
                          $230,234,774      $205,863,199    $170,288,208  $136,207,278  $107,879,235  $ 87,228,450
                          $370,172,275      $323,281,504    $271,772,441  $227,319,970  $197,076,663  $179,135,552
                                   202               174             160           122           122           161
                                   (22)              (24)            (34)          (43)          (22)          (10)
                                 2,215             2,035           1,885         1,759         1,680         1,580

 (1) Adjusted to reflect two-for-one stock split distributed April 30, 1998.

 (2) Figures represent both basic and diluted earnings per common share.


    Management's Discussion and Analysis of Financial
    Condition and Results of Operations

    Net Sales

         Net sales increased approximately 18.4% ($367.0 million) in fiscal 1998 compared with fiscal 1997, and approximately 16.4% ($280.3 million) in fiscal 1997 compared with fiscal 1996. The sales increases in fiscal 1998 and fiscal 1997 were attributable to increased sales in existing stores and sales from new stores opened as part of the Company's store expansion program.
         Comparable store sales increased approximately 9.4% in fiscal 1998 and 9.3% in fiscal 1997, as compared with the respective prior years. Customers continued to respond favorably during fiscal 1998 to the Company's everyday low pricing strategy that was implemented during fiscal 1995. Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in comparable stores of approximately 12.5% in fiscal 1998. Hardlines as a percentage of total sales increased to 67.4% in fiscal 1998 compared to 65.5% in fiscal 1997. The Company has broadened its assortment of hardlines merchandise and dedicated more selling space in its stores to hardlines over the past two fiscal years. The Company has correspondingly reduced its assortment and selling space for softlines merchandise during this time period. Even with reduced softline inventory levels due to these changes, softlines sales in comparable stores increased approximately 3.0% in fiscal 1998. The Company expects the shift in merchandise mix to hardlines to continue in fiscal 1999.
         The Company reduced the number of advertising circulars distributed in fiscal 1998 to nine, which was five fewer circulars than were distributed in fiscal 1997. The adverse sales impact of discontinuing the circulars was more than offset by the increased customer traffic generated by the everyday low price strategy.
         The comparable store sales increase of 9.3% in fiscal 1997 was also primarily attributable to the favorable customer response to everyday low pricing and increased sales of hardlines. In fiscal 1997, comparable store hardlines sales increased approximately 12.8% and softlines sales increased approximately 3.2%. Although increased hardlines sales represented the majority of overall comparable store sales increase, the increase in fiscal 1997 comparable store softlines sales represented the first such annual increase since fiscal 1993. The Company distributed 14 advertising circulars in fiscal 1997, which was the same number as in fiscal 1996.
         Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy and snack food, electronics, housewares and giftware, toys, hardware and automotive supplies. Softlines merchandise includes men's, women's, boy's, girl's and infant's clothing, shoes, and domestic items such as blankets, sheets and towels.
         During fiscal 1998, the Company opened 315 stores and closed 65 stores for a net addition of 250 stores, compared with the opening of 236 stores and closing of 50 stores for a net addition of 186 stores during fiscal 1997. The Company also expanded or relocated 90 stores in fiscal 1998, compared with 94 stores that were expanded or relocated in fiscal 1997. In addition, approximately 170 stores in fiscal 1998 and approximately 380 stores in fiscal 1997 were renovated to the current store layout design. The Company currently plans to open approximately 350 to 400 stores and close approximately 50 stores for a net addition of 300 to 350 stores during fiscal 1999. The Company also currently expects to renovate an additional 300 to 400 stores and expand or relocate approximately 100 stores in fiscal 1999. Store opening, closing, expansion, relocation, and renovation plans are continuously reviewed and are subject to change.


    Cost of Sales and Margin

    Cost of sales increased approximately 17.7% ($238.5 million) in fiscal 1998 compared with fiscal 1997, and approximately 16.8% ($194.0 million) in fiscal 1997 compared with fiscal 1996. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 67.3% in fiscal 1998, 67.7% in fiscal 1997, and 67.4% in fiscal 1996. The decrease in the cost of sales percentage for fiscal 1998 was due in part to decreases in advertising markdowns related to the elimination of five advertising circulars and to the inclusion of more items at the everyday low price in the remaining circulars. Merchandise shrinkage losses also decreased slightly as a percentage of sales compared with the same period last year. The decrease in the cost of sales percentage for 1998 was mitigated by the increase in sales of hardlines merchandise, which typically carries a lower margin than softlines. The shift in the product mix to hardlines was the primary reason for the increase in the cost of sales percentage for fiscal 1997 compared with fiscal 1996.
         For fiscal 1999, the Company's plan is for the cost of sales percentage to remain relatively flat as the continued shift in product mix to hardlines is planned to be offset by the elimination of another 2 to 3 advertising circulars.


    Selling, General and Administrative Expenses

    Selling, general and administrative expenses increased approximately 16.0% ($83.95 million) in fiscal 1998 compared with fiscal 1997, and approximately 13.9% ($63.67 million) in fiscal 1997 compared with fiscal 1996. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation. As a percentage of net sales, selling, general and administrative expenses were 25.7% in fiscal 1998, 26.2% in fiscal 1997, and 26.8% in fiscal 1996. The percentage decrease in fiscal 1998 primarily was due to the leverage provided by the 9.4% increase in sales in comparable stores, as well as a reduction in advertising expenses due to the elimination of five advertising circulars. These effects were partially offset by an estimated $4 million increase in store labor costs due to the federal minimum wage increase that was effective on September 1, 1997, and by start-up costs of the Company's third full-service distribution center in Warren County, Virginia.
         The percentage decrease in expenses in fiscal 1997 primarily was due to the leverage provided by the 9.3% increase in sales in comparable stores and to cost control measures. The Company estimates that during fiscal 1997 store labor costs increased approximately $3.6 million due to the federal minimum wage increase that was effective October 1, 1996.
         Selling, general and administrative expenses also are expected to increase in the latter half of fiscal 1999 due to start-up costs of the Company's fourth full-service distribution center that is expected to open prior to the end of the calendar year 1999. Advertising expenses are expected to decrease in fiscal 1999 with the planned elimination of another 2 to 3 advertising circulars. With planned increases in sales in comparable stores, the Company is planning for selling, general, and administrative expenses in fiscal 1999 to decrease modestly as a percentage of net sales.


    Income Taxes

         The effective tax rate was 37.8% in fiscal 1998, 38.5% in fiscal 1997 and 38.7% in fiscal 1996. The decrease in the effective tax rate in fiscal 1998 and fiscal 1997 compared to the prior year resulted from changes in effective state income tax rates and from increases in federal Work Opportunity Tax Credits.


    Liquidity and Capital Resources

    The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided by operating activities during fiscal 1998 was $211.5 million as compared to $123.2 million in fiscal 1997 and $81.2 million in fiscal 1996. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments. In addition, the Company maintains $100 million of unsecured bank lines of credit for short-term financing and periodically utilizes short-term borrowings to meet the cash needs of its expansion program and seasonal inventory increases. Improved system-wide inventory flows continue to offset merchandise inventory increases for new stores and a new distribution center which resulted in a decrease of approximately 9% in average inventory per store in fiscal 1998 compared to fiscal 1997. There were no long-term borrowings during fiscal 1998, 1997 or 1996.
         The increase in capital expenditures to $96.9 million in fiscal
    1998 from $77.0 million in fiscal 1997 primarily was due to expenditures incurred in fiscal 1998 to complete construction of the third distribution center in Warren County, Virginia, as well as costs to open an additional 79 new stores. The Company also expanded its investment in information technology in fiscal 1998. Capital expenditures for fiscal 1999 are currently expected to be approximately $125 million, which primarily represent estimated expenditures for new store expansion, existing store expansion, relocation, and renovation, and construction and equipping of the fourth distribution center. The new store expansion and the additional distribution center also will require additional investment in merchandise inventories.
         Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations and short-term borrowings under the bank lines of credit are expected to be sufficient to meet all foreseeable liquidity and capital resource needs, including store expansion and other capital spending programs. No long-term borrowings are now expected to be required during fiscal 1999.


    Year 2000

         The Company has completed the assessment phase of its Year 2000 compliance program, during which the Company evaluated its exposure to Year 2000 risks in its information technology (IT) systems, as well as potential risks in other non-IT systems with embedded technology and risks from the non-compliance of third parties with which the Company has significant dealings. The Company has substantially completed planned remediation of its software applications to be Year 2000 compliant, and expects to complete testing of these applications by January 1999. In addition, the Company is implementing financial and human resource software as part of its strategic IT plan. The implementation of this software is expected to be completed by January 1999, and was not accelerated due to Year 2000 issues. The Company estimates that it will expend approximately $1 million for Year 2000 assessment and remediation, the majority of which was incurred in and prior to fiscal 1998.
         The Company presently believes that with the remediation of existing software and implementation of new software, the Year 2000 issue will not pose significant internal operational problems. However, there can be no assurances that this will be the case, and there are also risks to the Company's operations from third-party Year 2000 failures. Since no single merchandise supplier accounts for more than 1.5% of the Company's merchandise purchases, the Company does not currently foresee any significant impairment in its ability to procure merchandise. Approximately 39% of the Company's merchandise is imported, and any significant disruptions in the global transportation industry could cause a material adverse impact on the Company's operations. Also, any widespread interruptions of utility service could have material adverse consequences. The Company will continue to evaluate these risks and develop appropriate contingency plans by June 1999.

    Inflation and Other Matters

         The Company's results are impacted by the effect of inflation on the cost of its merchandise and on operating expenses. Due to the nature of the Company's merchandise, sales levels generally have incorporated an inflation factor which neither exceeds nor is significantly lower than general inflation trends. The Company attempts to combat inflation in the cost of its merchandise by shifting its source of supply or by changing merchandise assortments. The Company's operating expenses also tend to rise with general inflation. The increase in the federal minimum wage rate on September 1, 1997, increased store labor costs during fiscal 1998. Legislative initiatives to reduce federal aid to low and low-middle income families also may adversely impact the Company's sales.


    Forward-Looking Statements

    Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, and other aspects of the Company's future business and operations. The Company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, changes in consumer demand, inflation, merchandise supply constraints, general transportation delays or interruptions, changes in currency exchange rates, tariffs, quotas and freight rates, availability of real estate, the impact of the Year 2000 on information systems and the Company's operations, costs and delays associated with building, opening and operating new distribution facilities, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties.


CONSOLIDATED STATEMENTS OF INCOME
Family Dollar Stores, Inc. and Subsidiaries

                                                             August 29,               August 31,              August 31,
Years Ended                                                    1998                      1997                    1996

Net sales..........................................      $ 2,361,930,395          $ 1,994,973,237         $ 1,714,627,092
Costs and expenses:
  Cost of sales....................................        1,588,655,757            1,350,157,693           1,156,194,732
  Selling, general and administrative..............          607,286,713              523,338,807             459,666,614
                                                           2,195,942,470            1,873,496,500           1,615,861,346

Income before income taxes.........................          165,987,925              121,476,737              98,765,746
Income taxes (Note 5)..............................           62,700,000               46,800,000              38,178,000

Net income.........................................        $ 103,287,925           $   74,676,737          $   60,587,746

Net income per common share-basic (Note 9):........                 $.60                     $.44                    $.35


   Average shares - basic (Note 9)................           172,008,335              171,187,420             170,440,692

Net income per common share - diluted (Note 9):...                  $.60                     $.44                    $.35

   Average shares - diluted (Note 9)..............           173,223,635              171,717,952             170,609,046


The accompanying notes are an integral part of the consolidated financial statements.


    REPORT OF INDEPENDENT ACCOUNTANTS



    To the Board of Directors and Shareholders of Family Dollar Stores, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 29, 1998 and August 31, 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 29, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



    PRICEWATERHOUSECOOPERS LLP


    September 29, 1998
    Charlotte, North Carolina


CONSOLIDATED BALANCE SHEETS
Family Dollar Stores, Inc. and Subsidiaries

                                                             August 29,        August 31,
                                                                1998              1997
ASSETS
Current assets:
  Cash and cash equivalents...................             $ 134,220,673     $  42,468,300
  Merchandise inventories.....................               465,556,559       467,945,483
  Deferred income taxes (Note 5)..............                40,695,920        28,407,454
  Prepayments and other current assets........                 6,156,514         5,881,520
     Total current assets ....................             $ 646,629,666     $ 544,702,757

Property and equipment, net (Note 2)..........               291,759,866       231,234,756
Other assets..................................                 3,790,538         4,356,339
                                                           $ 942,180,070     $ 780,293,852

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................            $ 214,099,581     $ 165,150,085
  Accrued liabilities (Note 4).................              117,486,601        84,957,841
  Income taxes payable (Note 5)................               11,689,065        11,118,803
     Total current liabilities.................              343,275,247       261,226,729

Deferred income taxes (Note 5).................            $  20,754,116     $  18,868,650

Commitments and Contingencies (Note 7)

Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and
   unissued 500,000 shares
  Common stock, $.10 par; authorized
   300,000,000 shares .........................               18,256,237         9,103,148
  Capital in excess of par.....................               16,785,409        21,157,973
  Retained earnings............................              554,458,329       481,286,620
                                                             589,499,975       511,547,741
  Less common stock held in treasury, at cost..               11,349,268        11,349,268
                                                             578,150,707       500,198,473
                                                           $ 942,180,070     $ 780,293,852

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Family Dollar Stores, Inc. and Subsidiaries

                                                                              Capital in
                                                              Common            excess         Retained         Treasury
Years Ended August 29, 1998, and August 31, 1997 and 1996     stock             of par         earnings          stock

Balance, September 1, 1995
    (60,196,664 shares common stock;
     3,452,822 shares treasury stock).................      $ 6,019,666      $15,774,431      $397,305,759      $11,349,268
Net income for the year...............................                                          60,587,746
Issuance of 94,020 common shares under employee
     stock option plan, including tax benefits (Note 8)           9,402        1,044,485
Less dividends on common stock, $.14 1/3  per share
  (adjusted for stock split - Note 9).................                                         (24,435,102)

Balance, August 31, 1996
    (60,290,684 shares common stock;
     3,452,822 shares treasury stock)................         6,029,068       16,818,916       433,458,403       11,349,268
Net income for the year..............................                                           74,676,737
Issuance of 421,757 common shares under employee
    stock option plan, including tax benefits
    (347,560 shares issued prior to stock split and
     74,197 shares issued after stock split-Note 8)..            42,176        7,370,961
Issuance of 30,319,037 common shares as a result of
    stock split, including 1,726,411 shares of treasury
    stock.............................................        3,031,904       (3,031,904)
Less dividends on common stock, $.15 2/3 per share
    (adjusted for stock split-Note 9).................                                         (26,848,520)

Balance, August 31, 1997
    (91,031,478 shares common stock;
     5,179,233 shares treasury stock).................        9,103,148       21,157,973       481,286,620       11,349,268
Net income for the year.............................                                           103,287,925
Issuance of 267,236 common shares under employee
    stock option plan, including tax benefits
    (232,176 shares issued prior to stock split and
     35,060 shares issued after stock split-Note 8)...           26,724        4,753,801
Issuance of 91,263,654 common shares as a result of
    stock split, including 5,179,233 shares of treasury
    stock (Note 9)....................................        9,126,365       (9,126,365)
Less dividends on common stock, $.17 1/2 per share....                                         (30,116,216)

Balance, August 29, 1998
   (182,562,368 shares common stock;
     10,358,466 shares treasury stock)                      $18,256,237      $16,785,409      $554,458,329      $11,349,268

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Family Dollar Stores, Inc. and Subsidiaries

                                                            August 29,            August 31,       August 31,
Years Ended                                                    1998                  1997             1996

Cash flows from operating activities:
  Net income...........................                   $103,287,925         $  74,676,737     $ 60,587,746
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization....                     34,842,830            29,116,624       24,621,033
      Deferred income taxes............                    (10,403,000)           (6,812,000)      (4,436,380)
      (Gain) Loss on disposition of property and equipment     (37,710)               39,207          257,167
      Changes in operating assets and liabilities:
        Merchandise inventories........                      2,388,924            (5,105,432)     (19,394,603)
        Prepayments and other current assets                  (274,994)              (38,567)         472,927
        Other assets...................                        565,801               (55,249)         262,745
        Accounts payable and accrued liabilities            80,597,237            27,124,270       14,435,775
        Income taxes payable........                           570,262             4,296,612        4,434,629
                                                           211,537,275           123,242,202       81,241,039
Cash flows from investing activities:
  Capital expenditures.................                    (96,853,635)          (77,061,959)     (54,264,515)
  Proceeds from dispositions of property and equipment       1,523,405             1,278,601        1,419,310
                                                           (95,330,230)          (75,783,358)     (52,845,205)
Cash flows from financing activities:
  Net change in short-term borrowings                               -             (4,400,000)       4,400,000
  Exercise of employee stock options
      including tax benefits                                 4,780,525             7,413,137        1,053,887
  Payment of dividends...............                      (29,235,197)          (26,848,520)     (23,857,513)
                                                           (24,454,672)          (23,835,383)     (18,403,626)
Net increase in cash and cash equivalents                   91,752,373            23,623,461        9,992,208
Cash and cash equivalents at beginning of year              42,468,300            18,844,839        8,852,631
Cash and cash equivalents at end of year                  $134,220,673         $  42,468,300     $ 18,844,839

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest.....................                       $       12,574         $     320,830     $    576,695
    Income taxes.................                           70,840,009            48,440,176       37,920,059

The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Family Dollar Stores, Inc. and Subsidiaries
Years Ended August 29, 1998, and August 31, 1997 and 1996



1.  Description of business and summary of significant accounting policies:

Description of business:
    The Company operates a chain of neighborhood retail discount stores in 38 contiguous states in the Northeast, Southeast, Midwest and Southwest.

Principles of consolidation:
    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Cash equivalents:
    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

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

    Estimated useful lives are as follows:
    Buildings                                  33-40 years
    Furniture, fixtures and equipment           3-10 years
    Transportation equipment                    3- 6 years
    Leasehold improvements                      5- 7 years

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

Stock Options:
    The Company accounts for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The exercise price of options awarded under the Company's non-qualified stock option plan has been equal to the fair market value of the underlying common stock on the date of grant. Accordingly, no compensation expense has been recognized for options granted under the plan. Income tax benefits attributable to stock options exercised are credited to capital in excess of par.

Change in Fiscal Year:
    Effective for fiscal 1998, the Company changed its fiscal reporting calendar to a more commonly used "retail" calendar. The Company's fiscal year 1998 ended on August 29, 1998, and the fourth quarter and the fiscal year had two less days than it otherwise would have. The Company's future fiscal years will now generally end on the Saturday closest to August 31, but may deviate from this convention during certain years by one week in order to coincide with the standard "retail" calendar. Previously, the Company's fiscal year consisted of 12 calendar months ending August 31.

Use of Estimates:
    The preparation of the Company's's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.  Property and equipment:

                                           August 29,              August 31,
                                              1998                    1997
Buildings............................  $   103,092,778           $   74,182,859
Furniture, fixtures and equipment....      240,087,682              195,725,850
Transportation equipment.............       22,135,664               19,481,899
Leasehold improvements...............       60,964,347               47,832,733
Construction in progress.............        6,549,739               21,551,427
                                           432,830,210              358,774,768

Less accumulated depreciation
   and amortization.................       151,440,949              136,773,358
                                           281,389,261              222,001,410
Land................................        10,370,605                9,233,346
                                       $   291,759,866           $  231,234,756



3.  Lines of credit and short-term borrowings:

The Company has two unsecured bank lines of credit for short-term revolving borrowings of up to $50,000,000 each, or $100,000,000 of total borrowing capacity. The lines of credit expire on March 31, 2000 and March 28, 1999, respectively, and the Company expects that the line expiring on March 28, 1999, will be extended. Borrowings under these lines of credit are at a variable interest rate based on short-term market interest rates. The Company may convert up to $50,000,000 of the line of credit expiring on March 31, 2000, into either a five or seven year term loan, at the bank's variable prime rate.

Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 29, 1998, were as follows:

                                     1998           1997            1996

Interest expense............    $    12,574   $    312,147    $    585,378

Average borrowings
    outstanding............     $   209,000   $  5,222,000    $  8,710,000
Maximum month-end
    outstanding............     $ 6,300,000   $ 31,000,000    $ 45,800,000
Interest rates at
    year-end...............           N/A            N/A             5.7%
Daily weighted average
    interest rates..........          5.9%           5.7%            6.2%


The Company had outstanding letters of credit of $51,710,665 and $36,754,487 at August 29, 1998 and August 31, 1997, respectively.




4.  Accrued liabilities:

                                           August 29,        August 31,
                                              1998              1997
Compensation........................... $  27,466,711      $ 23,054,512
Insurance................................  43,497,526        34,599,071
Taxes other than income taxes............  21,916,366        17,042,783
Other.................................     24,605,998        10,261,475
                                        $ 117,486,601      $ 84,957,841

5.  Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 29, 1998 and August 31, 1997, were as follows:

                                                   August 29,       August 31,
                                                      1998             1997
Deferred income tax liabilities:
  Excess of book over tax valuation of
    property and equipment..............          $ 20,754,116     $ 18,868,650

Deferred income tax assets:
  Excess of tax over book valuation
    of inventories......................          $ 16,549,238     $ 11,419,697
  Currently nondeductible accruals for:
    Insurance...........................            17,273,955       13,796,383
    Vacation pay........................             2,097,021        1,933,431
    Closed store lease liabilities......             1,984,014        1,332,878
  State net operating losses............               983,000          983,000
  Other.................................             3,158,692          292,065
    Gross deferred income tax assets....            42,045,920       29,757,454
  Valuation allowance for deferred
    income tax assets...................            (1,350,000)      (1,350,000)
    Net deferred income tax assets......          $ 40,695,920     $ 28,407,454


A valuation allowance has been established for a portion of the benefits of state tax net operating losses and for a portion of certain other state tax benefits because the Company currently believes that it is more likely than not that these benefits will not be realized in future years.

The provisions for income taxes in each of the three years in the period ended August 29, 1998, were as follows:


                     1998                 1997                 1996
Current:
   Federal...    $67,103,000          $47,142,000          $37,542,400
   State.....      6,000,000            6,470,000            5,075,000
                  73,103,000           53,612,000           42,617,400

Deferred:
   Federal...    (9,431,000)           (5,753,000)          (4,115,600)
   State....       (972,000)           (1,059,000)            (323,800)
                (10,403,000)           (6,812,000)          (4,439,400)
                $62,700,000           $46,800,000          $38,178,000


The following table summarizes the components of income tax expense in each of the three years in the period ended August 29, 1998:

                                                      1998                        1997                     1996
                                                               %                         %                        %
                                             Income tax    of pre-tax    Income tax  of pre-tax  Income tax   of pre-tax
                                               expense       income       expense      income     expense       income

Computed "expected" federal income tax       $58,095,773       35.0     $42,516,858     35.0    $34,549,635      35.0
State income taxes, net of federal
     income tax benefit...........             4,943,200        3.0       4,187,150      3.4      3,990,375       4.1
Other.............................              (338,973)      (0.2)         95,992      0.1       (362,010)     (0.4)
Actual income tax expense.........           $62,700,000       37.8     $46,800,000     38.5    $38,178,000      38.7


6.  Employee benefit plans:


Incentive compensation plan:
     The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $3,455,060 in fiscal 1998, $2,446,586 in fiscal 1997, and $1,355,200 in fiscal 1996.

Compensation deferral plan:
     The Company has a voluntary compensation deferral plan, under
     Section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $1,124,569 in fiscal 1998, $1,066,966 in fiscal 1997, and $923,352 in fiscal 1996.

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

  Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended August 29, 1998, were as follows:


                                 1998          1997          1996
Minimum rentals,
  net of minor
  sublease rentals.......   $90,616,520   $78,414,264    $67,844,955
Contingent rentals.......     2,619,790     1,707,010      1,095,944
                            $93,236,310   $80,121,274    $68,940,899


  Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of August 29, 1998, were as follows:


                   Fiscal Year:           Minimum Rental
                        1999               $ 82,049,900
                        2000                 68,568,623
                        2001                 55,705,621
                        2002                 40,235,074
                        2003                 22,160,040
                    Thereafter               31,487,168
                                           $300,206,426

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

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation." If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methodology prescribed under this statement, net income and net income per share would have been reduced to the pro forma amounts indicated in the table below.

                                    August 29,      August 31,     August 31,
                                       1998            1997           1996
Net income-as reported            $103,287,925    $74,676,737    $60,587,746
Net income-pro forma              $102,367,767    $74,493,973    $60,562,982
Net income per share-as reported
     basic                                $.60           $.44           $.35
     diluted                              $.60           $.44           $.35
Net income per share-pro forma
     basic                                $.60           $.44           $.35
     diluted                              $.59           $.43           $.35


     Net income per share has been adjusted for the April 30, 1998, two-for-one stock split.
     The pro forma effects on net income for fiscal 1998, 1997 and 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996. The fair value of options granted during fiscal 1998, 1997 and 1996 is $3.66, $1.66 and $1.17 per share, respectively.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:



                                   August 29,   August 31,    August 31,
                                      1998         1997          1996

Expected dividend yield               1.36%        2.36%         2.97%
Expected stock price volatility      30.53%       28.75%        29.47%
Weighted average risk-free
   interest rate                      5.73%        6.35%         6.11%
Expected life of options (years)      3.5          3.5           3.5


     The summary of the status of the Company's stock-based compensation plan as of August 29, 1998, August 31, 1997 and 1996 and changes during the years then ended were as follows:

                                     Options      Range of Option     Weighted Average
                                   Outstanding    Prices Per Share     Exercise Price

Balance, September 1, 1995           3,344,880   $ 1.96 to $ 7.08          $ 5.08
Granted                                271,050     3.84 to   6.25            4.96
Exercised                             (282,060)    1.96 to   5.75            2.82
Cancelled                             (326,970)    1.96 to   7.08            4.98

Balance, August 31, 1996             3,006,900   $ 3.42 to $ 7.08          $ 5.29
Granted                              1,705,700     5.59 to  10.88            6.58
Exercised                           (1,191,074)    3.50 to   7.08            5.49
Cancelled                             (379,518)    3.42 to   7.08            4.85

Balance, August 31, 1997             3,142,008   $ 3.50 to $10.88          $ 5.96
Granted                              1,224,800    10.88 to  20.75           13.31
Exercised                             (499,413)    3.50 to   7.08            6.20
Cancelled                             (128,060)    4.08 to  18.00            7.50

Balance, August 29, 1998             3,739,335   $ 3.50 to $20.75          $ 8.28


     At August 29, 1998, August 31, 1997 and 1996, options for 660,687,
709,066 and 1,275,796 shares were exercisable, respectively. The following table summarizes information about stock options outstanding at August 29, 1998:

                        Options Outstanding                          Options Exercisable
                    Number     Weighted Average                      Number
    Range of      Outstanding     Remaining     Weighted Average   Exercisable  Weighted Average
Exercise Prices   at 8/29/98  Contractual Life  Exercise Price     at 8/29/98   Exercise Price

$ 3.42 to $ 5.60    965,085        1.44 Years       $ 4.76          627,267         $ 4.86
  5.61 to   8.49  1,367,850        3.19               6.29           33,420           6.14
  8.50 to  20.75  1,406,400        4.18              12.62             -               -

$ 3.42 to $20.75  3,739,335        3.11 Years       $ 8.28          660,687         $ 4.93



     At August 29, 1998, August 31, 1997 and 1996, shares available for granting of stock options under the Company's stock option plan were 6,846,464, 1,943,188 and 1,769,370 shares, respectively. All figures have been adjusted for the two-for-one stock split distributed April 30, 1998.




9.  Common stock:

The Board of Directors declared a two-for-one stock split in the form of a 100% stock distribution on March 24, 1998, pursuant to which 91,263,654 common shares were issued on April 30, 1998, to holders of record of common stock on April 16, 1998.

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128) during the quarter ended February 28, 1998. All prior period net income per common share amounts have been restated. Basic net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted net income per common share gives effect to all securities representing potential common shares that were dilutive and outstanding during the period. In the calculation of diluted net income per common share, the denominator includes the number of additional common shares that would have been outstanding if the Company's outstanding stock options had been exercised.

The following table sets forth the computation of basic and diluted net income per common share:

                                       August 29,     August 31,      August 31,
                                          1998           1997            1996
Basic net income per share:

Net income                            $103,287,925    $ 74,676,737    $ 60,587,746
Weighted average number of shares
    outstanding                        172,008,335     171,187,420     170,440,692

Net income per common share - basic           $.60            $.44            $.35

Diluted net income per share:

Net income                            $103,287,925    $ 74,676,737    $ 60,587,746

Weighted average number of shares
    outstanding                        172,008,335     171,187,420     170,440,692

Effect of dilutive securities -
    stock options                        1,215,300         530,532         168,354
Average shares - diluted               173,223,635     171,717,952     170,609,046

Net income per common share - diluted         $.60            $.44            $.35


10.  Unaudited summaries of quarterly results:

                                          First             Second            Third         Fourth
                                         Quarter            Quarter          Quarter        Quarter
                                            (In thousands, except per share data)
1998
Net sales.....................           $542,747           $635,877         $585,807       $597,499
Gross margin..................            186,327            199,179          200,116        187,653
Net income....................             24,327             27,597           31,343         20,021
Net income per
   common share*..............               $.14               $.16             $.18           $.12

1997
Net sales.....................           $454,883           $530,259         $498,404       $511,427
Gross margin..................            154,581            164,165          167,732        158,338
Net income....................             17,360             20,002           23,088         14,227
Net income per
   common share.*.............               $.10               $.12             $.13           $.08

1996
Net sales.....................           $396,165           $448,274         $427,941       $442,247
Gross margin..................            137,211            139,965          144,010        137,247
Net income....................             14,508             15,937           18,780         11,363
Net income per
   common share*..............               $.09               $.09             $.11           $.07

* Net income per common share gives retroactive effect to the stock split discussed in Note 9. Figures represent both basic and diluted earnings per share. The sum of the quarterly net income per common share may not equal the annual net income per common share due to rounding.
