Form 10-K, Exhibit 13
period 1999-08-28
FAMILY DOLLAR STORES INC
filed 1999-11-24
CIK 34408

Market Price and Dividend Information

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 1999, there were approximately 2,210 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 1999 and 1998.


Market Prices and Dividends


1999                           High        Low        Dividend
First Quarter..............   $20.50     $11.50       $  .04 1/2
Second Quarter.............    22.44      17.94          .05
Third Quarter..............    26.75      19.00          .05
Fourth Quarter.............    25.94      19.50          .05


1998                            High       Low        Dividend
First Quarter..............   $15.00     $10.34       $  .04
Second Quarter.............    18.31      13.06          .04 1/2
Third Quarter..............    19.56      15.31          .04 1/2
Fourth Quarter.............    21.88      13.38          .04 1/2



SUMMARY OF SELECTED FINANCIAL DATA



                                            August 28,       August 29,       August 31,       August 31,
Years Ended                                    1999             1998             1997             1996

Net sales.............................  $2,751,181,355   $2,361,930,395   $1,994,973,237   $1,714,627,092
Cost of sales and operating expenses..   2,528,502,088    2,195,942,470    1,873,496,500    1,615,861,346
Income before income taxes and
  cumulative effect of accounting
  change..............................     222,679,267      165,987,925      121,476,737       98,765,746
Income taxes..........................      82,600,000       62,700,000       46,800,000       38,178,000
Income before cumulative effect
  of accounting change................     140,079,267      103,287,925       74,676,737       60,587,746
Cumulative effect of change in
  method of accounting for income
  taxes...............................           -                -                -                -
Net income............................     140,079,267      103,287,925       74,676,737       60,587,746
Earnings per common share:
  Income before cumulative effect of
  accounting change...................            $.81            $ .60            $ .44            $ .35
  Net income(1).......................            $.81            $ .60            $ .44            $ .35
Dividends declared.................... $    33,656,702    $  30,116,216     $ 26,848,520     $ 24,435,102
Dividends declared per common share           $.19.1/2         $.17 1/2         $.15 2/3         $.14 1/3
Total assets.......................... $ 1,095,251,636    $ 942,180,070     $780,293,852     $696,808,291
Working capital....................... $   341,408,422    $ 303,354,419     $283,476,028     $273,694,125
Shareholders' equity.................. $   690,651,058    $ 578,150,707     $500,198,473     $444,957,119
Stores opened.........................             366              315              236              223
Stores closed.........................             (59)             (65)             (50)             (58)
Number of stores - end of year........           3,324            3,017            2,767            2,581




SUMMARY OF SELECTED FINANCIAL DATA



              August 31,       August 31,       August 31,      August 31,     August 31,     August 31,
                  1995           1994             1993            1992           1991           1990

           $1,546,894,565    $1,428,440,427  $1,297,430,787  $1,158,703,861   $989,345,265  $874,395,095
            1,452,519,040     1,328,323,366   1,194,510,816   1,069,764,555    925,619,376   826,764,773


               94,375,525       100,117,061     102,919,971      88,939,306     63,725,889    47,630,322
               36,266,000        38,157,175      38,491,288      33,267,370     23,484,031    18,897,177

               58,109,525        61,959,886      64,428,683      55,671,936     40,241,858    28,733,145


                   -              1,139,153           -                -              -            -
               58,109,525        63,099,039      64,428,683      55,671,936     40,241,858    28,733,145


                    $ .34             $ .36           $ .39           $ .34          $ .24         $ .18
                    $ .34             $ .37           $ .39           $ .34          $ .24         $ .18
             $ 21,837,249      $ 18,656,163    $ 16,325,918    $ 13,988,516   $ 11,960,851   $10,819,248
                 $.12 2/3             $ .11        $.09 2/3       $ .08 1/3          $ .07      $.06 1/2
             $636,233,767      $592,821,871    $537,445,610    $478,027,178   $399,271,302  $355,096,527
             $264,671,854      $230,234,774    $205,863,199    $170,288,208   $136,207,278  $107,879,235
             $407,750,588      $370,172,275    $323,281,504    $271,772,441   $227,319,970  $197,076,663
                      213               202             174             160            122           122
                      (12)              (22)            (24)            (34)           (43)          (22)
                    2,416             2,215           2,035           1,885          1,759         1,680

(1) Figures represent both basic and diluted earnings per common share.

Management's Discussion and Analysis of Financial
Condition and Results of Operations


Net Sales

     Net sales increased approximately 16.5% ($389.3 million) in fiscal 1999 compared with fiscal 1998, and approximately 18.4% ($367.0 million) in fiscal 1998 compared with fiscal 1997. The sales increases in fiscal 1999 and fiscal 1998 were attributable to increased sales in existing stores and sales from new stores opened as part of the Company's store expansion program.
     Comparable store sales increased approximately 7.8% in fiscal 1999 and 9.4% in fiscal 1998, as compared with the respective prior years, as customers continued to respond favorably to the Company's everyday low pricing strategy. Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in comparable stores of approximately 10.6% in fiscal 1999. Hardlines as a percentage of total sales increased to 69.2% in fiscal 1999 compared to 67.4% in fiscal 1998. The Company has broadened its assortment of basic and seasonal hardlines merchandise and dedicated more selling space in its stores to hardlines over the past three fiscal years. The Company has correspondingly reduced its assortment and selling space for softlines merchandise during this time period, and has also reduced the average price points for this merchandise. Notwithstanding these changes, softlines sales in comparable stores increased approximately 2.0% in fiscal 1999. The Company expects the shift in merchandise mix to hardlines to continue in fiscal 2000.
     The Company reduced the number of advertising circulars distributed in fiscal 1999 to five, which was four fewer circulars than were distributed in fiscal 1998. The adverse sales impact of discontinuing the circulars was more than offset by the appeal of everyday low prices to our customers.
     The comparable store sales increase of 9.4% in fiscal 1998 was also primarily attributable to the favorable customer response to everyday low pricing and increased sales of hardlines. In fiscal 1998, comparable store hardlines sales increased approximately 12.5% and softlines sales increased approximately 3.0%. The Company distributed nine advertising circulars in fiscal 1998, which was five fewer circulars than were distributed in fiscal 1997.
     Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy, snack and other food, electronics, housewares and giftware, toys, school supplies, hardware and automotive supplies. Softlines merchandise includes men's, women's, boy's, girl's and infant's clothing, shoes, and domestic items such as blankets, sheets and towels.
     During fiscal 1999, the Company opened 366 stores and closed 59 stores for a net addition of 307 stores, compared with the opening of 315 stores and closing of 65 stores for a net addition of 250 stores during fiscal 1998. The Company also expanded or relocated 107 stores in fiscal 1999, compared with 90 stores that were expanded or relocated in fiscal 1998. In addition, approximately 350 stores in fiscal 1999 and approximately 170 stores in fiscal 1998 were renovated to the current store layout design. The Company currently plans to open approximately 400 to 425 stores and close approximately 50 stores for a net addition of 350 to 375 stores during fiscal 2000. The Company also currently expects to renovate an additional 300 stores and expand or relocate approximately 150 stores in fiscal 2000. Store opening, closing, expansion, relocation, and renovation plans are continuously reviewed and are subject to change.


Cost of Sales and Margin

Cost of sales increased approximately 15.4% ($244.8 million) in fiscal 1999 compared with fiscal 1998, and approximately 17.7% ($238.5 million) in fiscal 1998 compared with fiscal 1997. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 66.6% in fiscal 1999, 67.3% in fiscal 1998, and 67.7% in fiscal 1997. The decrease in the cost of sales percentage for fiscal 1999 was due in part to decreases in advertising markdowns related to the elimination of four advertising circulars and to reduced clearance markdowns. The decrease in the cost of sales percentage for fiscal 1999 was mitigated by the increase in sales of basic consumable merchandise, which typically carries a lower margin. The cost of sales percentages also are impacted by the effectiveness of merchandise purchasing programs and by changes in merchandise shrinkage losses and freight costs. A reduction in advertising markdowns due to the elimination of five advertising circulars and a decrease in merchandise shrinkage losses as a percentage of sales were the primary reasons for the decrease in the cost of sales percentage for fiscal 1998 compared with fiscal 1997.
     For fiscal 2000, the Company's plan is for the cost of sales percentage to decrease slightly with continued reductions in markdowns.


Selling, General and Administrative Expenses

Selling, general and administrative expenses increased approximately 14.5% ($87.77 million) in fiscal 1999 compared with fiscal 1998, and approximately 16.0% ($83.95 million) in fiscal 1998 compared with fiscal 1997. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation. As a percentage of net sales, selling, general and administrative expenses were 25.3% in fiscal 1999, 25.7% in fiscal 1998, and 26.2% in fiscal 1997. The percentage decrease in fiscal 1999 primarily was due to the leverage provided by the 7.8% increase in sales in comparable stores, continued improved store labor performance, as well as a reduction in advertising expenses due to the elimination of four advertising circulars. These effects were partially offset by start-up costs of the Company's fourth full-service distribution center in Duncan, Oklahoma and by increased technology costs.
     The percentage decrease in expenses in fiscal 1998 primarily was due to the leverage provided by the 9.4% increase in sales in comparable stores as well as a reduction in advertising expenses due to the elimination of five advertising circulars. These effects were partially offset by an increase in store labor costs due to the federal minimum wage increase that was effective September 1, 1997, and by start-up costs of the Company's third full-service distribution center in Warren County, Virginia.
     Selling, general and administrative expenses are expected to increase in fiscal 2000 due to continued store growth and costs associated with the Company's fifth full-service distribution center. However, the Company continues to focus on cost containment efforts and plans for selling, general, and administrative expenses in fiscal 2000 to decrease modestly as a percentage of net sales.


Income Taxes

     The effective tax rate was 37.1% in fiscal 1999, 37.8% in fiscal 1998 and 38.5% in fiscal 1997. The decrease in the effective tax rates compared to the prior years resulted primarily from changes in effective state income tax rates.


Liquidity and Capital Resources

The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided by operating activities during fiscal 1999 was $110.9 million as compared to $211.5 million in fiscal 1998 and $123.2 million in fiscal 1997. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments. In addition, the Company maintains $100 million of unsecured bank lines of credit for short-term financing and periodically utilizes short-term borrowings to meet the cash needs of its expansion program and seasonal inventory increases. There were no long-term borrowings during fiscal 1999, 1998 or 1997.
     Merchandise inventories at August 28, 1999, increased 22.2% over the level at August 29, 1998. This increase was due in part to additional inventory for 307 new stores and to stock the new distribution center in Duncan, Oklahoma. The Company also accelerated the receipt of certain seasonal import merchandise to the fourth quarter of fiscal 1999 from the first quarter of fiscal 2000 to insure the efficient flow of the merchandise to the stores for the fall and Christmas seasons.

     The increase in capital expenditures to $125.0 million in fiscal 1999 from $96.9 million in fiscal 1998 primarily was due to expenditures incurred in fiscal 1999 to complete construction of the fourth distribution center in Duncan, Oklahoma, as well as costs to open an additional 51 new stores. The Company also increased its investment in information technology in fiscal 1999. Capital expenditures for fiscal 2000 are currently expected to be approximately $160 million, which primarily represent estimated expenditures for new store expansion, existing store expansion, relocation, and renovation, and construction and equipping of the fifth distribution center, as well as additional information technology investments. The new store expansion and the fifth distribution center also will require additional investment in merchandise inventories.
     On November 5, 1999, the Company announced that the Board of Directors has authorized the purchase of up to 5,000,000 shares of its outstanding Common Stock from time to time as market conditions warrant.
     Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations and short-term borrowings under the bank lines of credit are expected to be sufficient to meet all foreseeable liquidity and capital resource needs, including store expansion and other capital spending programs and any Common Stock purchases. No long-term borrowings are now expected to be required during fiscal 2000.


Year 2000

     The Company continues to address a situation believed to affect virtually all companies and organizations that is commonly referred to as Year 2000 issues. Year 2000 issues relate to the inability of certain computer software programs to properly recognize and process date-sensitive information relative to the Year 2000 and beyond.
     The Company has completed the assessment phase of its Year 2000 compliance program, during which the Company evaluated its exposure to Year 2000 risks in its information technology (IT) systems, as well as potential risks in other non-IT systems with embedded technology and risks from the non-compliance of third parties with which the Company has significant dealings. The Company has substantially completed planned remediation and testing of its software applications and critical non-IT systems with embedded technology for Year 2000 compliance. In addition, the Company implemented new financial and human resource software as part of its strategic IT plan. The implementation of this software was completed in January 1999, and was not accelerated due to Year 2000 issues. The Company has spent approximately $1 million for Year 2000 assessment and remediation and no further substantial expenditures are currently planned. The Company's

Year 2000 compliance program has not resulted in the deferral of other significant planned IT projects.
     The Company presently believes that with the remediation of existing software and implementation of new software, the Year 2000 issue will not pose significant internal operational problems. However, there can be no assurances that this will be the case, and there are also risks to the Company's operations from Year 2000 failures by third parties, such as merchandise vendors, utility companies or government agencies.
     The Company has initiated a formal communication program with significant vendors to evaluate their Year 2000 compliance, and is assessing their responses to the Company's Year 2000 readiness questionnaire. The majority of merchandise vendors have responded to the effect that their ability to supply the Company will not be affected by Year 2000 issues. If a significant vendor becomes unable to deliver merchandise or services, the Company believes that substitute merchandise for many of the goods the Company sells and substitutes for many of the services it receives can be obtained from other vendors. No single merchandise supplier accounts for more than 1.5% of the Company's merchandise purchases, and the Company does not currently foresee any significant impairment in its ability to procure merchandise due to operational failures of vendors. However, the Company cannot assure timely compliance of vendors and may be adversely affected by failures of significant vendors to supply merchandise or services due to Year 2000 compliance failures.
     Transportation of merchandise and utility service are two particular concerns. Approximately 45% of the Company's merchandise is imported. The Company has made and will continue to make certain minor adjustments to historic import merchandise flow and, where practical, has identified domestic alternatives to imported goods. Notwithstanding these contingency plans, any significant disruptions in the global transportation industry, including a delay in the processing of merchandise through Customs, could cause a material adverse impact on the Company's operations. Also, any widespread interruptions of utility service could have material adverse consequences. The Company continues to evaluate Year 2000 related risks and to develop contingency plans. These activities are expected to continue into the Year 2000.
     Due to the uncertainty of the effect of Year 2000 concerns and failures on the Company's customers, the Company is unable to assess the effect these concerns and failures will have on consumer spending patterns and the related impact on the Company and its vendors.

Forward-Looking Statements

Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, and other aspects of the Company's future business and operations. The Company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, changes in consumer demand, inflation, merchandise supply constraints, general transportation delays or interruptions, changes in currency exchange rates, tariffs, quotas and freight rates, availability of real estate, the impact of the Year 2000, changes in information systems, costs and delays associated with building, opening and operating new distribution facilities, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties.


CONSOLIDATED STATEMENTS OF INCOME
Family Dollar Stores, Inc. and Subsidiaries

                                                             August 28,               August 29,              August 31,
Years Ended                                                    1999                      1998                    1997

Net sales..........................................      $ 2,751,181,355          $ 2,361,930,395         $ 1,994,973,237
Costs and expenses:
  Cost of sales....................................        1,833,441,611            1,588,655,757           1,350,157,693
  Selling, general and administrative..............          695,060,477              607,286,713             523,338,807
                                                           2,528,502,088            2,195,942,470           1,873,496,500

Income before income taxes.........................          222,679,267              165,987,925             121,476,737
Income taxes (Note 5)..............................           82,600,000               62,700,000              46,800,000

Net income.........................................      $   140,079,267          $   103,287,925         $    74,676,737

Net income per common share-basic (Note 9):........                 $.81                     $.60                    $.44


   Average shares - basic (Note 9)................           172,511,199              172,008,335             171,187,420

Net income per common share - diluted (Note 9):...                  $.81                     $.60                    $.44

   Average shares - diluted (Note 9)..............           173,834,350              173,223,635             171,717,952


The accompanying notes are an integral part of the consolidated financial statements.


    REPORT OF INDEPENDENT ACCOUNTANTS



    To the Board of Directors and Shareholders of Family Dollar Stores, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 28, 1999 and August 29, 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 28, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



    PRICEWATERHOUSECOOPERS LLP


    September 28, 1999
    Charlotte, North Carolina


CONSOLIDATED BALANCE SHEETS
Family Dollar Stores, Inc. and Subsidiaries

                                                                August 28,          August 29,
                                                                   1999                1998
ASSETS
Current assets:
  Cash and cash equivalents................................ $   95,301,411      $ 134,220,673
  Merchandise inventories..................................    568,780,481        465,556,559
  Deferred income taxes (Note 5)...........................     47,066,920         40,695,920
  Prepayments and other current assets.....................      8,806,072          6,156,514
     Total current assets ................................. $  719,954,884      $ 646,629,666

Property and equipment, net (Note 2).......................    371,141,298        291,759,866
Other assets...............................................      4,155,454          3,790,538
                                                            $1,095,251,636      $ 942,180,070

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $  244,809,886      $ 214,099,581
  Accrued liabilities (Note 4).............................    124,279,005        117,486,601
  Income taxes payable (Note 5)............................      9,457,571         11,689,065
     Total current liabilities.............................    378,546,462        343,275,247
Deferred income taxes (Note 5)............................. $   26,054,116      $  20,754,116

Commitments and contingencies (Note 7)

Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and
   unissued 500,000 shares
  Common stock, $.10 par; authorized
   300,000,000 shares .....................................     18,310,933         18,256,237
  Capital in excess of par.................................     22,808,499         16,785,409
  Retained earnings........................................    660,880,894        554,458,329
                                                               702,000,326        589,499,975
  Less common stock held in treasury, at cost..............     11,349,268         11,349,268
                                                               690,651,058        578,150,707
                                                            $1,095,251,636      $ 942,180,070

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Family Dollar Stores, Inc. and Subsidiaries

                                                                               Capital in
Years Ended August 28, 1999, August 29, 1998                  Common             excess        Retained         Treasury
and August 31, 1997                                            stock             of par        earnings          stock

Balance, September 1, 1996
    (60,290,684 shares common stock;
     3,452,822 shares treasury stock)..............        $  6,029,068       $ 16,818,916     $433,458,403    $ 11,349,268
Net income for the year............................                                              74,676,737
Issuance of 421,757 common shares under employee
    stock option plan, including tax benefits (Note 8)           42,176          7,370,961
Issuance of 30,319,037 common shares as a result of
    stock split, including 1,726,411 shares of treasury
    stock.............................................        3,031,904         (3,031,904)
Less dividends on common stock, $.15 2/3 per share....                                          (26,848,520)

Balance, August 31, 1997
    (91,031,478 shares common stock;
     5,179,233 shares treasury stock).................        9,103,148         21,157,973       481,286,620     11,349,268
Net income for the year...................                                                       103,287,925
Issuance of 267,236 common shares under employee
    stock option plan, including tax benefits (Note 8)           26,724          4,753,801
Issuance of 91,263,654 common shares as a result of
    stock split, including 5,179,233 shares of treasury
    stock         ....................................        9,126,365         (9,126,365)
Less dividends on common stock, $.17 1/2 per share....                                           (30,116,216)

Balance, August 29, 1998
   (182,562,368 shares common stock;
     10,358,466 shares treasury stock)................       18,256,237         16,785,409       554,458,329     11,349,268
Net income for the year................................                                          140,079,267

Issuance of 546,960 common shares under
     employee stock option plan, including tax
     benefits (Note 8).................................           54,696          6,023,090
Less dividends on common stock, $.19 1/2 per share.....                                          (33,656,702)


Balance, August 28, 1999                                    $18,310,933        $22,808,499      $660,880,894    $11,349,268
     (183,109,328) shares common stock;
     10,358,466 shares treasury stock).................

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Family Dollar Stores, Inc. and Subsidiaries


                                                    August 28,            August 29,       August 31,
Years Ended                                           1999                   1998             1997


Cash flows from operating activities:
  Net income...........................               $140,079,267         $ 103,287,925     $ 74,676,737
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization....                 43,788,467            34,842,830       29,116,624
      Deferred income taxes............                 (1,071,000)          (10,403,000)      (6,812,000)
      (Gain) Loss on disposition of property
        and equipment                                      (58,130)              (37,710)          39,207
      Changes in operating assets and liabilities:
        Merchandise inventories........               (103,223,922)            2,388,924       (5,105,432)
        Prepayments and other current assets            (2,649,558)             (274,994)         (38,567)
        Other assets...................                   (364,916)              565,801          (55,249)
        Accounts payable and accrued liabilities        36,614,611            80,597,237       27,124,270
        Income taxes payable...........                 (2,231,494)              570,262        4,296,612
                                                       110,883,325           211,537,275      123,242,202
Cash flows from investing activities:
  Capital expenditures................                (125,038,135)          (96,853,635)     (77,061,959)
  Proceeds from dispositions of property
    and equipment                                        1,926,366             1,523,405        1,278,601
                                                      (123,111,769)          (95,330,230)     (75,783,358)
Cash flows from financing activities:
  Net change in short-term borrowings                        -                     -           (4,400,000)
  Exercise of employee stock options,
    including tax benefits                               6,077,786             4,780,525        7,413,137
  Payment of dividends...............                  (32,768,604)          (29,235,197)     (26,848,520)
                                                       (26,690,818)          (24,454,672)     (23,835,383)

Net (decrease) increase in cash and cash equivalents   (38,919,262)           91,752,373       23,623,461
Cash and cash equivalents at beginning of year         134,220,673            42,468,300       18,844,839
Cash and cash equivalents at end of year              $ 95,301,411         $ 134,220,673     $ 42,468,300


Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest.....................                    $      -             $      12,594      $   320,830
     Income taxes.................                      82,714,126            70,840,009       48,440,176


The accompanying notes are an integral part of the consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Family Dollar Stores, Inc. and Subsidiaries
Years Ended August 28, 1999, August 29, 1998, and August 31, 1997


1.   Description of business and summary of significant accounting policies:

Description of business:
     The Company operates a chain of neighborhood retail discount stores in 39 contiguous states in the Northeast, Southeast, Midwest and Southwest. The Company manages its business on the basis of one reportable segment. The Company's products include hardlines merchandise such as household products, health and beauty aids and snack and other food, and softlines merchandise such as clothing, shoes and domestic items.

Principles of consolidation:
     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Cash equivalents:
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short maturities of these investments.

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

     During fiscal 1998, the Company adopted Statement of Position
     (SOP) 98-1, "Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use," which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Previously, the Company had expensed software development costs when incurred.

Advertising costs:
     Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising is run and amounted to $10.6 million, $16.0 million, and $23.7 million in fiscal 1999, 1998 and 1997, respectively.

Store opening and closing costs:
     During fiscal 1998, the Company adopted Statement of Position
     (SOP) 98-5, "Reporting on the Costs of Start-Up Activities", which requires that the costs of start-up activities be expensed as incurred. Since the Company charges pre-opening costs against operating results when incurred, the adoption of this SOP had no effect on operating results. When a store is identified for closing, the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease and lease termination recoveries, is expensed when the closing is determined.

Selling, general and administrative expenses:
     Buying, warehousing and occupancy costs, including depreciation, are included in selling, general and administrative expenses.

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

Change in Fiscal Year:
     Effective for fiscal 1998, the Company changed its fiscal reporting
     calendar to a more commonly used "retail" calendar.   The Company's
     fiscal years now generally end on the Saturday closest to August 31, but may deviate from this convention during certain years by one week in order to coincide with the standard "retail" calendar. Previously, the Company's fiscal year consisted of 12 calendar months ending August 31.

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

2.  Property and equipment:

                                            August 28,                August 29,
                                              1999                      1998

Buildings............................  $  128,814,803            $  103,092,778
Furniture, fixtures and equipment....     310,275,915               240,087,682
Transportation equipment.............      26,892,567                22,135,664
Leasehold improvements...............      79,010,743                60,964,347
Construction in progress.............       8,313,731                 6,549,739
                                          553,307,759               432,830,210

Less accumulated depreciation
   and amortization.................      192,824,434               151,440,949
                                          360,483,325               281,389,261
Land................................       10,657,973                10,370,605
                                       $  371,141,298            $  291,759,866


3.  Lines of credit and short-term borrowings:

The Company has two unsecured bank lines of credit for short-term revolving borrowings of up to $50,000,000 each, or $100,000,000 of total borrowing capacity. The lines of credit expire on March 31, 2001 and March 26, 2000, respectively, and the Company expects that the line expiring on March 26, 2000, will be extended. Borrowings under these lines of credit are at a variable interest rate based on short-term market interest rates. The Company may convert up to $50,000,000 of the line of credit expiring on March 31, 2001, into either a five or seven year term loan, at the bank's variable prime rate.

Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 28, 1999, were as follows:

                                 1999          1998           1997

Interest expense.............     -      $     12,574   $    312,147

Average borrowings
     outstanding............      -      $    209,000   $  5,222,000
Maximum month-end
     outstanding............      -      $  6,300,000   $ 31,000,000
Interest rates at
     year-end...............     N/A             N/A            N/A
Daily weighted average
     interest rates..........    N/A             5.9%           5.7%


The Company had outstanding letters of credit of $27,130,491 and $51,710,665 at August 28, 1999 and August 29, 1998, respectively.



4.   Accrued liabilities:

                                      August 28,           August 29,
                                        1999                 1998
Compensation...................... $  30,144,697          $ 27,466,711
Insurance............................ 45,921,369            43,497,526
Taxes other than income taxes........ 23,709,222            21,916,366
Other................................ 24,503,717            24,605,998
                                   $ 124,279,005          $117,486,601


5.   Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 28, 1999 and August 29, 1998, were as follows:

                                                    August 28,        August 29,
                                                      1999            1998
Deferred income tax liabilities:
  Excess of book over tax basis of
    property and equipment..............          $ 26,054,116     $ 20,754,116

Deferred income tax assets:
  Excess of tax over book basis
    of inventories......................          $ 22,123,771     $ 16,549,238
  Currently nondeductible accruals for:
    Insurance...........................            18,102,577       17,273,955
    Vacation pay........................             2,520,977        2,097,021
    Closed store lease liabilities......             1,960,599        1,984,014
  State net operating losses............               250,000          983,000
  Other.................................             2,483,996        3,158,692
    Gross deferred income tax assets....            47,441,920       42,045,920
  Valuation allowance for deferred
    income tax assets...................              (375,000)      (1,350,000)
    Net deferred income tax assets......          $ 47,066,920     $ 40,695,920


A valuation allowance has been established for a portion of the benefits of state tax net operating losses and for a portion of certain other state tax benefits because the Company currently believes that it is more likely than not that these benefits will not be realized in future years.

The provisions for income taxes in each of the three years in the period ended August 28, 1999, were as follows:


                   1999                   1998                 1997
Current:
   Federal...   $75,746,000            $67,103,000          $47,142,000
   State.....     7,925,000              6,000,000            6,470,000
                 83,671,000             73,103,000           53,612,000

Deferred:
   Federal...     1,109,000             (9,431,000)          (5,753,000)
   State....     (2,180,000)              (972,000)          (1,059,000)
                 (1,071,000)           (10,403,000)          (6,812,000)
                $82,600,000            $62,700,000          $46,800,000


The following table summarizes the components of income tax expense in each of the three years in the period ended August 28, 1999:

                                                    1999                   1998                     1997
                                                               %                        %                        %
                                           Income tax  of pre-tax   Income Tax  of pre-tax   Income tax  of pre-tax
                                             expense     income      expense      income      expense      income

Computed "expected" federal income tax    $77,937,746      35.0     $58,095,773     35.0     $42,516,858    35.0
State income taxes, net of federal
     income tax benefit...........          3,227,862       1.5       4,943,200      3.0       4,187,150     3.4
Other.............................          1,434,392        .6        (338,973)    (0.2)         95,992     0.1
Actual income tax expense.........        $82,600,000      37.1     $62,700,000     37.8     $46,800,000    38.5


6.  Employee benefit plans:


Incentive compensation plan:
     The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $3,786,933 in fiscal 1999, $3,455,060 in fiscal 1998, and $2,446,586 in fiscal 1997.

Compensation deferral plan:
     The Company has a voluntary compensation deferral plan, under section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $1,310,588 in fiscal 1999, $1,124,569 in fiscal 1998, and
     $1,066,966 in fiscal 1997.

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

Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended August 28, 1999, were as follows:

                                1999              1998          1997
Minimum rentals,
  net of minor
  sublease rentals......   $107,620,387       $90,616,520   $78,414,264
Contingent rentals.......     3,963,680         2,619,790     1,707,010
                           $111,584,067       $93,236,310   $80,121,274

Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of August 28, 1999, were as follows:

                   Fiscal Year:          Minimum Rental
                        2000             $ 98,880,457
                        2001               85,705,372
                        2002               70,204,305
                        2003               51,909,204
                        2004               28,498,776
                     Thereafter            40,099,684
                                         $375,297,798


Insurance Liabilities:
The Company is primarily self-insured for health care, property loss, workers' compensation and general liability costs. Self-insurance liabilities are based on the total estimated costs of claims filed and claims incurred but not reported, and are not discounted.

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

                                  August 28,      August 29,     August 31,
                                    1999            1998           1997
Net income - as reported         $140,079,267    $103,287,925   $74,676,737
Net income - pro forma           $138,568,250    $102,367,767   $74,493,973
Net income per share -
   as reported
     basic                               $.81           $.60         $.44
     diluted                             $.81           $.60         $.44
Net income per share -
   pro forma
     basic                               $.80           $.60         $.44
     diluted                             $.80           $.59         $.43


     The pro forma effects on net income for fiscal 1999, 1998 and 1997 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to fiscal 1997. The average fair value of options granted during fiscal 1999, 1998 and 1997 is $4.84, $3.66 and $1.66 per share, respectively.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                  August 28,     August 29,      August 31,
                                     1999           1998            1997

Expected dividend yield               1.13%        1.36%           2.36%
Expected stock price volatility      33.54%       30.53%          28.75%
Weighted average risk-free
   interest rate                      4.88%        5.73%           6.35%
Expected life of options (years)      3.5          3.5             3.5


     The summary of the status of the Company's stock-based compensation plan as of August 28, 1999, August 29, 1998 and August 31, 1997, and changes during the years then ended were as follows:

                                  Options      Range of Option        Weighted Average
                                Outstanding    Prices Per Share        Exercise Price

Balance, September 1, 1996        3,006,900   $ 3.42 to $ 7.08           $ 5.29
Granted                           1,705,700     5.59 to  10.88             6.58
Exercised                        (1,191,074)    3.50 to   7.08             5.49
Cancelled                          (379,518)    3.42 to   7.08             4.85

Balance, August 31, 1997          3,142,008   $ 3.50 to $10.88           $ 5.96
Granted                           1,224,800    10.88 to  20.75            13.31
Exercised                          (499,413)    3.50 to   7.08             6.20
Cancelled                          (128,060)    4.08 to  18.00             7.50

Balance, August 29, 1998          3,739,335   $ 3.50 to $20.75           $ 8.28
Granted                             855,600    12.75 to  24.75            16.82
Exercised                          (546,960)    3.50 to   9.67             5.26
Cancelled                          (137,225)    4.33 to  24.00            10.34

Balance, August 28, 1999          3,910,750   $ 3.83 to $24.75           $10.50


     At August 28, 1999, August 29, 1998 and August 31,1997, options for 983,507, 660,687 and 709,066 shares were exercisable, respectively.
The following table summarizes information about stock options outstanding at August 28, 1999:


                       Options Outstanding                  Options Exercisable
                   Number    Weighted Average                      Number
    Range of     Outstanding   Remaining      Weighted Average  Exercisable  Weighted Average
 Exercise Prices  at 8/28/99 Contractual Life  Exercise Price   at 8/28/99    Exercise Price
$ 3.83 to $ 6.25  1,184,700     1.52 Years       $ 5.19            686,307      $ 4.90
  6.26 to  14.50  1,463,400     2.81               9.41            297,200        7.52
 14.51 to  24.75  1,262,650     4.02              16.74               -            -


$ 3.83 to $24.75  3,910,750     2.81 Years       $10.50            983,507      $ 5.69


     At August 28, 1999, August 29, 1998 and August 31, 1997, shares available for granting of stock options under the Company's stock option plan were 6,129,090, 6,846,464 and 1,943,188 shares, respectively.


9.  Common stock:

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

The following table sets forth the computation of basic and diluted net income per common share:

                                       August 28,      August 29,       August 31,
                                         1999            1998             1997
Basic net income per share:

Net income                            $140,079,267    $103,287,925    $ 74,676,737
Weighted average number of shares
    outstanding                        172,511,199     172,008,335     171,187,420

Net income per common share - basic           $.81            $.60            $.44

Diluted net income per share:

Net income                            $140,079,267    $103,287,925    $ 74,676,737

Weighted average number of shares
    outstanding                        172,511,199     172,008,335     171,187,420

Effect of dilutive securities -
    stock options                        1,323,151       1,215,300         530,532
Average shares - diluted               173,834,350     173,223,635     171,717,952

Net income per common share - diluted         $.81            $.60            $.44


10.  Unaudited summaries of quarterly results:


                                         First             Second            Third          Fourth
                                         Quarter           Quarter           Quarter        Quarter
                                                  (In thousands, except per share data)
1999

Net sales.....................           $628,016           $752,217         $678,858       $692,091
Gross margin..................            215,717            242,495          238,226        221,302
Net income....................             29,609             41,673           41,767         27,030
Net income per
   common share*..............               $.17               $.24             $.24           $.16

1998

Net sales.....................           $542,747           $635,877         $585,807       $597,499
Gross margin..................            186,327            199,179          200,116        187,653
Net income....................             24,327             27,597           31,343         20,021
Net income per
   common share.*.............               $.14               $.16             $.18           $.12

1997

Net sales.....................           $454,883           $530,259         $498,404       $511,427
Gross margin..................            154,581            164,165          167,732        158,338
Net income....................             17,360             20,002           23,088         14,227
Net income per
   common share*..............               $.10               $.12             $.13           $.08



* Figures represent both basic and diluted earnings per share. The sum of the quarterly net income per common share may not equal the annual net income per common share due to rounding.