Form 10-K, Exhibit 13
period 2000-08-26
FAMILY DOLLAR STORES INC
filed 2000-11-22
CIK 34408

Market Price and Dividend Information

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 2000 there were approximately 2,150 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 2000 and 1999.


Market Prices and Dividends


2000                           High        Low        Dividend
First Quarter..............   $23.44       $16.50       $.05
Second Quarter.............    19.38        14.00        .05 1/2
Third Quarter..............    22.50        15.25        .05 1/2
Fourth Quarter.............    21.31        14.25        .05 1/2


1999                           High        Low        Dividend
First Quarter..............   $20.50       $11.50       $.04 1/2
Second Quarter.............    22.44        17.94        .05
Third Quarter..............    26.75        19.00        .05
Fourth Quarter.............    25.94        19.50        .05



SUMMARY OF SELECTED FINANCIAL DATA


                                            August 26,       August 28,       August 29,       August 31,
Years Ended                                   2000             1999             1998             1997

Net sales.............................  $3,132,639,132   $2,751,181,355   $2,361,930,395   $1,994,973,237
Cost of sales and operating expenses..   2,861,727,685    2,528,502,088    2,195,942,470    1,873,496,500
Income before income taxes and
  cumulative effect of accounting
  change..............................     270,911,447      222,679,267      165,987,925      121,476,737
Income taxes..........................      98,894,200       82,600,000       62,700,000       46,800,000
Income before cumulative effect
  of accounting change................     172,017,247      140,079,267      103,287,925       74,676,737
Cumulative effect of change in
  method of accounting for income
  taxes...............................           -                -                -                -
Net income............................     172,017,247      140,079,267      103,287,925       74,676,737
Earnings per common share:
  Income before cumulative effect of
  accounting change...................           $1.00            $ .81            $ .60            $ .44
  Net income(1).......................           $1.00            $ .81            $ .60            $ .44
Dividends declared....................  $   36,858,685   $   33,656,702     $ 30,116,216     $ 26,848,520
Dividends declared per common share          $ .21 1/2        $ .19 1/2        $ .17 1/2        $ .15 2/3
Total assets..........................  $1,243,714,351   $1,095,251,636     $942,180,070     $780,293,852
Working capital.......................  $  338,655,573   $  341,408,422     $303,354,419     $283,476,028
Shareholders' equity..................  $  797,964,479   $  690,651,058     $578,150,707     $500,198,473
Stores opened.........................             406              366              315              236
Stores closed.........................             (41)             (59)             (65)             (50)
Number of stores - end of year........           3,689            3,324            3,017            2,767






SUMMARY OF SELECTED FINANCIAL DATA


                   August 31,        August 31,      August 31,      August 31,     August 31,     August 31,
Years Ended           1996             1995            1994            1993           1992           1991

                $1,714,627,092    $1,546,894,565  $1,428,440,427  $1,297,430,787 $1,158,703,861  $989,345,265
                 1,615,861,346     1,452,519,040   1,328,323,366   1,194,510,816  1,069,764,555   925,619,376


                    98,765,746        94,375,525     100,117,061     102,919,971     88,939,306    63,725,889
                    38,178,000        36,266,000      38,157,175      38,491,288     33,267,370    23,484,031

                    60,587,746        58,109,525      61,959,886      64,428,683     55,671,936    40,241,858


                        -                 -            1,139,153            -             -           -
                    60,587,746        58,109,525      63,099,039      64,428,683     55,671,936    40,241,858


                         $ .35             $ .34           $ .36           $ .39          $ .34         $ .24
                         $ .35             $ .34           $ .37           $ .39          $ .34         $ .24
                  $ 24,435,102      $ 21,837,249    $ 18,656,163    $ 16,325,918   $ 13,988,516   $11,960,851
                     $ .14 1/3         $ .12 2/3           $ .11       $ .09 2/3      $ .08 1/3         $ .07
                  $696,808,291      $636,233,767    $592,821,871    $537,445,610   $478,027,178  $399,271,302
                  $273,694,125      $264,671,854    $230,234,774    $205,863,199   $170,288,208  $136,207,278
                  $444,957,119      $407,750,588    $370,172,275    $323,281,504   $271,772,441  $227,319,970
                           223               213             202             174            160           122
                           (58)              (12)            (22)            (24)           (34)          (43)
                         2,581             2,416           2,215           2,035          1,885         1,759


(1) Figures represent both basic and diluted earnings per common share.


Management's Discussion and Analysis of Financial
Condition and Results of Operations

Net Sales

     Net sales increased approximately 13.9% ($381.5 million) in fiscal 2000 compared with fiscal 1999, and approximately 16.5% ($389.3 million) in fiscal 1999 compared with fiscal 1998. The sales increases in fiscal 2000 and fiscal 1999 were attributable to increased sales in existing stores and sales from new stores opened as part of the Company's store expansion program.
     Comparable store sales increased approximately 5.2% in fiscal 2000 and 7.8% in fiscal 1999, as compared with the respective prior years, as customers continued to respond favorably to the Company's everyday low pricing strategy. Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in comparable stores of approximately 8.7% in fiscal 2000. Hardlines as a percentage of total sales increased to 71.4% in fiscal 2000 compared to 69.2% in fiscal 1999.
Softlines as a percentage of sales decreased to 28.6% in fiscal 2000 (with hanging apparel and shoes representing 15.6%, basic apparel 5.3% and domestics 7.7%) compared to 30.8% in fiscal 1999 (with hanging apparel and shoes representing 17.3%, basic apparel 5.7% and domestics 7.8%). The Company continues to broaden its assortment of hardlines merchandise. During the fourth quarter of fiscal 2000 the Company executed a program in the majority of its stores to reallocate selling space to hardlines, including name brand, basic consumable merchandise such as food, household chemicals and paper products, as well as seasonal and giftware categories. Space allocated to hanging apparel has been reduced by 15% to 20%. These changes, coupled with below plan apparel sales in the fourth quarter, led to a 2.5% decrease in softline sales in comparable stores in fiscal 2000. The space reallocation program was completed in all stores in October 2000, and the Company expects the shift in the merchandise mix to hardlines to continue into fiscal 2001. The Company distributed five advertising circulars in fiscal 2000 and fiscal 1999.
     The comparable store sales increase of 7.8% in fiscal 1999 was also primarily attributable to the favorable customer response to everyday low pricing and increased sales of hardlines. In fiscal 1999, comparable store hardlines sales increased approximately 10.6% and softlines sales increased approximately 2.0%. The Company distributed five advertising circulars in fiscal 1999, which was four fewer circulars than were distributed in fiscal 1998.
     Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy, snack and other food, electronics, housewares and giftware, toys, school supplies, hardware and automotive supplies. Softlines merchandise includes men's, women's, boy's, girl's and infant's clothing, shoes, and domestic items such as blankets, sheets and towels.
     During fiscal 2000, the Company opened 406 stores and closed 41 stores for a net addition of 365 stores, compared with the opening of 366 stores and closing of 59 stores for a net addition of 307 stores during fiscal 1999. The Company also expanded or relocated 153 stores in fiscal 2000, compared with 107 stores that were expanded or relocated in fiscal 1999. In addition, approximately 125 stores in fiscal 2000 and approximately 350 stores in fiscal 1999 were renovated. The Company currently plans to open approximately 500 stores and close approximately 50 stores for a net addition of 450 stores during fiscal 2001. The Company also currently expects to renovate an additional 200 stores and expand or relocate approximately 200 stores in fiscal 2001. Store opening, closing, expansion, relocation, and renovation plans are continuously reviewed and are subject to change.

Cost of Sales and Margin

     Cost of sales increased approximately 13.3% ($243.5 million) in fiscal 2000 compared with fiscal 1999, and approximately 15.4% ($244.8 million) in fiscal 1999 compared with fiscal 1998. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 66.3% in fiscal 2000, 66.6% in fiscal 1999, and 67.3% in fiscal 1998. The decrease in the cost of sales percentage for fiscal 2000 was due primarily to a decrease in clearance and advertising markdowns during the first three quarters of the fiscal year. This decrease was mitigated throughout the year by the shift in sales to lower margin branded consumable hardlines merchandise and away from higher margin apparel, and by additional apparel clearance markdowns during the fourth quarter. The cost of sales percentages also are impacted by the effectiveness of merchandise purchasing programs and by changes in merchandise shrinkage losses and freight costs. A reduction in advertising markdowns due to the elimination of four advertising circulars and a reduction in clearance markdowns as a percentage of sales were the primary reasons for the decrease in the cost of sales percentage for fiscal 1999 compared with fiscal 1998. This decrease was mitigated by the increase in sales of lower margin, basic consumable merchandise.
     For fiscal 2001, the Company's plan is for the cost of sales percentage to remain at about the same level as in fiscal 2000.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased approximately 12.9% ($89.75 million) in fiscal 2000 compared with fiscal 1999, and approximately 14.5% ($87.77 million) in fiscal 1999 compared with fiscal 1998. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation. As a percentage of net sales, selling, general and administrative expenses were 25.1% in fiscal 2000, 25.3% in fiscal 1999, and 25.7% in fiscal 1998. The percentage decrease in fiscal 2000 primarily was due to the leverage provided by the 5.2% increase in sales in comparable stores and effective expense control. These effects were partially offset by start-up costs of the Company's fifth full-service distribution center in Rowan County, Kentucky and by increases in rent and depreciation expenses as a percentage of net sales.
     The percentage decrease in expenses in fiscal 1999 primarily was due to the leverage provided by the 7.8% increase in sales in comparable stores, improved store labor performance as well as a reduction in advertising expenses due to the elimination of four advertising circulars. These effects were partially offset by start-up costs of the Company's fourth full-service distribution center in Duncan, Oklahoma and by increased technology costs.
     Selling, general and administrative expenses are expected to increase in fiscal 2001 due to continued store growth. However, the Company continues to focus on cost containment efforts and plans for selling, general, and administrative expenses in fiscal 2001 to decrease modestly as a percentage of net sales.

Income Taxes

     The effective tax rate was 36.5% in fiscal 2000, 37.1% in fiscal 1999 and 37.8% in fiscal 1998. The decrease in the effective tax rates compared to the prior years resulted primarily from maintaining a low effective state tax rate and taking advantage of certain federal tax credit programs.

Liquidity and Capital Resources

     The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided by operating activities during fiscal 2000 was $183.6 million as compared to $110.9 million in fiscal 1999 and $211.5 million in fiscal 1998. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments. In addition, the Company maintains $100 million of unsecured bank lines of credit for short-term financing and periodically utilizes short-term borrowings to meet the cash needs of its expansion program and seasonal inventory increases. There were no short-term or long-term borrowings during fiscal 2000, 1999 or 1998.
     Merchandise inventories at August 26, 2000, increased 13.3% over the level at August 28, 1999. This increase was due in part to additional inventory for 365 new stores and to stock the new distribution center in Rowan County, Kentucky.
     The increase in capital expenditures to $172.1 million in fiscal 2000 from $125.0 million in fiscal 1999 primarily was due to expenditures incurred in fiscal 2000 to complete construction of the fifth distribution center, costs to open an additional 58 new stores, as well as the costs associated with the space reallocation program. The Company also continued to invest in information technology in fiscal 2000. Capital expenditures for fiscal 2001 are expected to be approximately $165 million, which primarily represent estimated expenditures for new store expansion, including construction of an increased number of stores, existing store expansion, relocation, and renovation, and the start of construction of the sixth distribution center in the spring of 2001. The new store expansion will require additional investment in merchandise inventories.

     On November 5, 1999, the Company announced that the Board of Directors had authorized the purchase of up to 5,000,000 shares of its outstanding Common Stock from time to time as market conditions warrant. As of August 26, 2000, the Company had purchased in the open market, 2,148,000 shares at a cost of $33,611,352.
     Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations and short-term borrowings under the bank lines of credit are expected to be sufficient to meet all foreseeable liquidity and capital resource needs, including store expansion and other capital spending programs and any Common Stock purchases. No long-term borrowings are now expected to be required during fiscal 2001.

Forward-Looking Statements

     Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovation, expansions and relocations, additional distribution facilities, and other aspects of the Company's future business and operations. The Company cautions that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, changes in consumer demand, inflation, merchandise supply constraints, general transportation delays or interruptions, dependence on imports, changes in currency exchange rates, tariffs, quotas and freight rates, availability of real estate, costs and delays associated with building, opening and operating new distribution facilities, costs and potential problems associated with the implementation of new systems and technology, including supply chain systems and electronic commerce, changes in energy prices and the impact on consumer spending and the Company's costs, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.


Family Dollar Stores, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

                                                             August 26,               August 28,              August 29,
Years Ended                                                    2000                      1999                    1998

Net sales..........................................      $ 3,132,639,132          $ 2,751,181,355         $ 2,361,930,395
Costs and expenses:
  Cost of sales....................................        2,076,916,042            1,833,441,611           1,588,655,757
  Selling, general and administrative..............          784,811,643              695,060,477             607,286,713
                                                           2,861,727,685            2,528,502,088           2,195,942,470

Income before income taxes.........................          270,911,447              222,679,267             165,987,925
Income taxes (Note 5)..............................           98,894,200               82,600,000              62,700,000

Net income.........................................      $   172,017,247          $   140,079,267         $   103,287,925

Net income per common share-basic (Note 9):........                $1.00                     $.81                    $.60


   Average shares - basic (Note 9)................           171,697,772              172,511,199             172,008,335

Net income per common share - diluted (Note 9):...                 $1.00                     $.81                    $.60

   Average shares - diluted (Note 9)..............           172,648,787              173,834,350             173,223,635


The accompanying notes are an integral part of the consolidated financial statements.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Family Dollar Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 26, 2000 and August 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended August 26, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PRICEWATERHOUSECOOPERS LLP


September 25, 2000
Charlotte, North Carolina


Family Dollar Stores, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

                                                                             August 26,       August 28,
                                                                               2000             1999
ASSETS
Current assets:
  Cash and cash equivalents.................................            $   43,558,010     $   95,301,411
  Merchandise inventories...................................               644,614,067        568,780,481
  Deferred income taxes (Note 5)............................                51,563,225         47,066,920
  Prepayments and other current assets......................                10,937,390          8,806,072
     Total current assets ..................................            $  750,672,692     $  719,954,884

Property and equipment, net (Note 2)........................               487,585,296        371,141,298
Other assets................................................                 5,456,363          4,155,454
                                                                        $1,243,714,351     $1,095,251,636


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................            $  277,265,022     $  244,809,886
  Accrued liabilities (Note 4)..............................               127,575,281        124,279,005
  Income taxes payable (Note 5).............................                 7,176,816          9,457,571
     Total current liabilities..............................               412,017,119        378,546,462

Deferred income taxes (Note 5)..............................            $   33,732,753     $   26,054,116

Commitments and contingencies (Note 7)

Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and unissued 500,000 shares
  Common stock, $.10 par; authorized 300,000,000 shares ......              18,363,670         18,310,933
  Capital in excess of par....................................              28,516,899         22,808,499
  Retained earnings...........................................             796,039,456        660,880,894
                                                                           842,920,025        702,000,326
  Less common stock held in treasury, at cost.................              44,955,546         11,349,268
                                                                           797,964,479        690,651,058
                                                                        $1,243,714,351     $1,095,251,636

The accompanying notes are an integral part of the consolidated financial statements.



Family Dollar Stores, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              Capital in
Years Ended August 26, 2000, August 28, 1999                   Common           excess           Retained         Treasury
and August 29, 1998                                             stock           of par           earnings           stock

Balance, September 1, 1997
    (91,031,478 shares common stock;
     5,179,233 shares treasury stock)..............       $   9,103,148       $ 21,157,973     $481,286,620     $ 11,349,268
Net income for the year............................                                             103,287,925
Issuance of 267,236 common shares under employee
    stock option plan, including tax benefits (Note 8)           26,724          4,753,801
Issuance of 91,263,654 common shares as a result of
    stock split, including 5,179,233 shares of treasury
    stock.............................................        9,126,365         (9,126,365)
Less dividends on common stock, $.17 1/2 per share....                                          (30,116,216)

Balance, August 29, 1998
   (182,562,368 shares common stock;
    10,358,466 shares treasury stock).................       18,256,237         16,785,409      554,458,329       11,349,268
Net income for the year...............................                                          140,079,267
Issuance of 546,960 common shares
    under employee stock option plan,
    including tax benefits (Note 8).....................         54,696          6,023,090
Less dividends on common stock, $.19 1/2 per share....                                          (33,656,702)

Balance, August 28, 1999
   (183,109,328 shares common stock;
    10,358,466 shares treasury stock)................        18,310,933         22,808,499      660,880,894       11,349,268
Net income for the year..............................                                           172,017,247
Issuance of 527,370 common shares
    under employee stock option plan,
    including tax benefits (Note 8) ................             52,737          5,683,474
Purchase of 2,148,000 common shares for treasury                                                                  33,611,352
Issuance of 1,680 shares of treasury stock under
    the Family Dollar 2000 outside directors plan                                   24,926                            (5,074)
Less dividends on common stock, $.21 1/2 per share...                                           (36,858,685)

Balance, August 26, 2000
     (183,636,698 shares common stock;
      12,504,786 shares treasury stock)..............     $  18,363,670       $ 28,516,899     $796,039,456     $ 44,955,546

The accompanying notes are an integral part of the consolidated financial statements.



Family Dollar Stores, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               August 26,             August 28,       August 29,
Years Ended                                                      2000                   1999             1998

Cash flows from operating activities:
  Net income...........................                       $172,017,247          $140,079,267     $103,287,925
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization....                         54,509,412            43,788,467       34,842,830
      Deferred income taxes............                          3,182,332            (1,071,000)     (10,403,000)
      (Gain) Loss on disposition of property and equipment         417,405               (58,130)         (37,710)
      Changes in operating assets and liabilities:
        Merchandise inventories........                        (75,833,586)         (103,223,922)       2,388,924
        Prepayments and other current assets                    (2,131,318)           (2,649,558)        (274,994)
        Other assets...................                         (1,300,909)             (364,916)         565,801
        Accounts payable and accrued liabilities                34,976,278            36,614,611       80,597,237
        Income taxes payable...........                         (2,280,755)           (2,231,494)         570,262
                                                               183,556,106           110,883,325      211,537,275
Cash flows from investing activities:
  Capital expenditures................                        (172,055,853)         (125,038,135)     (96,853,635)
  Proceeds from dispositions of property and equipment             685,038             1,926,366        1,523,405
                                                              (171,370,815)         (123,111,769)     (95,330,230)
Cash flows from financing activities:
  Purchases of common stock for treasury                       (33,606,278)                   -                -
  Exercise of employee stock options,
    including tax benefits                                       5,761,137             6,077,786        4,780,525
  Payment of dividends...............                          (36,083,551)          (32,768,604)     (29,235,197)
                                                               (63,928,692)          (26,690,818)     (24,454,672)

Net (decrease) increase in cash and cash equivalents           (51,743,401)          (38,919,262)      91,752,373
Cash and cash equivalents at beginning of year                  95,301,411           134,220,673       42,468,300
Cash and cash equivalents at end of year..                    $ 43,558,010          $ 95,301,411     $134,220,673


Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest.....................                           $        -            $        -       $    12,594
      Income taxes.................                             95,316,735            82,714,126      70,840,009


The accompanying notes are an integral part of the consolidated financial statements.


Family Dollar Stores, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended August 26, 2000, August 28, 1999, and August 29, 1998



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

The Company capitalizes certain costs incurred in connection with developing, obtaining and implementing software for internal use. Capitalized costs are amortized over the expected economic life of the assets, generally ranging from five to eight years.

Advertising costs:
     Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising is run and amounted to $8.7 million, $10.6 million, and $16.0 million in fiscal 2000, 1999,and 1998, respectively.

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

Income taxes:
     Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company records deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting bases and the income tax bases of its assets and liabilities.

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

Fiscal year:
     The Company's fiscal years beginning with 1998 now generally end on the Saturday closest to August 31, but may deviate from this convention during certain years by one week in order to coincide with the standard "retail" calendar.

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

2.  Property and Equipment:

                                           August 26,                August 28,
                                             2000                      1999
Buildings............................  $  174,304,111            $  128,814,803
Furniture, fixtures and equipment....     387,403,447               310,275,915
Transportation equipment.............      34,219,526                26,892,567
Leasehold improvements...............     100,964,041                79,010,743
Construction in progress.............      16,471,605                 8,313,731
                                          713,362,730               553,307,759

Less accumulated depreciation
   and amortization.................      242,120,125               192,824,434
                                          471,242,605               360,483,325
Land................................       16,342,691                10,657,973
                                       $  487,585,296            $  371,141,298



3.  Lines of Credit and Short-Term Borrowings:

The Company has two unsecured bank lines of credit for short-term revolving borrowings of up to $50,000,000 each, or $100,000,000 of total borrowing capacity. The lines of credit expire on March 31, 2002 and March 27, 2001, respectively, and the Company expects that the line expiring on March 27, 2001, will be extended. Borrowings under these lines of credit are at a variable interest rate based on short-term market interest rates. The Company may convert up to $50,000,000 of the line of credit expiring on March 31, 2002, into either a five or seven year term loan, at the bank's variable prime rate. The Company did not borrow against these lines of credit in fiscal 2000 or fiscal 1999.

The Company had outstanding letters of credit of $33,722,930 and $27,130,491 at August 26, 2000 and August 28, 1999, respectively.


4.	Accrued Liabilities:

                                             August 26,           August 28,
                                               2000                 1999
Compensation........................... $  30,992,226	      $  30,144,697
Insurance................................  46,328,121	         45,921,369
Taxes other than income taxes............  27,563,837	         23,709,222
Other.................................     22,691,097	         24,503,717
                                        $ 127,575,281	      $ 124,279,005

5.	Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 26, 2000 and August 28, 1999, were as follows:


                                                     August 26,      August 28,
                                                       2000            1999
Deferred income tax liabilities:
  Excess of book over tax basis of
    property and equipment..............          $ 33,732,753     $ 26,054,116

Deferred income tax assets:
  Excess of tax over book basis
    of inventories......................          $ 22,800,709     $ 22,123,771
  Currently nondeductible accruals for:
    Insurance...........................            18,322,772       18,102,577
    Vacation and bonus.pay..............             3,938,339        2,520,977
    Closed store lease liabilities......             1,954,775        1,960,599
  State net operating losses                                            250,000
  Other.................................             4,546,630        2,483,996
    Gross deferred income tax assets....            51,563,225       47,441,920
  Valuation allowance for deferred
    income tax assets...................                   -           (375,000)
    Net deferred income tax assets......          $ 51,563,225     $ 47,066,920


The provisions for income taxes in each of the three years in the period ended August 26, 2000, were as follows:


                    2000                   1999                 1998
Current:
   Federal...   $85,858 739            $75,746,000          $67,103,000
   State.....     9,853,129              7,925,000            6,000,000
                 95,711,868             83,671,000           73,103,000

Deferred:
   Federal...     1,567,367              1,109,000           (9,431,000)
   State.....     1,614,965             (2,180,000)            (972,000)
                  3,182,332             (1,071,000)         (10,403,000)
                $98,894,200            $82,600,000          $62,700,000


The following table summarizes the components of income tax expense in each of the three years in the period ended August 26, 2000:

                                                 2000                         1999                        1998
                                                           %                           %                             %
                                        Income tax   of pre-tax      Income tax  of pre-tax      Income tax    of pre-tax
                                          expense       income         expense      income         expense        income

Computed "expected" federal income tax   $94,818,998        35.0      $77,937,746       35.0      $58,095,773         35.0
State income taxes, net of federal
     income tax benefit...........         5,302,490         2.0        3,227,862        1.5        4,943,200          3.0
Other.............................        (1,227,288)       (0.5)       1,434,392        0.6         (338,973)        (0.2)
Actual income tax expense.........       $98,894,200        36.5      $82,600,000       37.1      $62,700,000         37.8


6.  Employee Benefit Plans:


Incentive compensation plan:
     The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $3,989,125 in fiscal 2000, $3,786,933 in fiscal 1999, and $3,455,060 in fiscal 1998.

Compensation deferral plan:
     The Company has a voluntary compensation deferral plan, under Section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $1,410,497 in fiscal 2000, $1,310,588 in fiscal 1999, and $1,124,569 in fiscal 1998.

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

Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended
August 26, 2000, were as follows:

                               2000            1999           1998
Minimum rentals,
  net of minor
  sublease rentals......   $126,489,927    $107,620,387    $90,616,520
Contingent rentals.......     3,819,191       3,963,680      2,619,790
                           $130,309,118    $111,584,067    $93,236,310

Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of August 26, 2000, were as follows:

             Fiscal Year:                 Minimum Rental
                2001                       $117,341,035
                2002                        102,128,477
                2003                         84,028,317
                2004                         60,531,885
                2005                         34,201,420
            Thereafter                       56,541,863
                                           $454,772,997

Insurance liabilities:
     The Company is primarily self-insured for health care, property loss, workers' compensation and general liability costs. Self-insurance liabilities are based on the total estimated costs of claims filed and claims incurred but not reported, and are not discounted.

Litigation:
     The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company believes that the final disposition of these matters will not have a material adverse effect on its financial position, results of operation or liquidity.

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

                                August 26,      August 28,     August 29,
                                  2000            1999           1998
Net income - as reported       $172,017,247    $140,079,267  $103,287,925
Net income - pro forma         $169,699,506    $138,568,250  $102,367,767
Net income per share -
   as reported
     basic                        $1.00            $.81           $.60
     diluted                      $1.00            $.81           $.60
Net income per share -
   pro forma
     basic                        $ .99            $.80           $.60
     diluted                      $ .98            $.80           $.59


     The pro forma effects on net income for fiscal 2000, 1999, and 1998 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to fiscal 1998. The average fair value of options granted during fiscal 2000, 1999 and 1998 is $5.82, $4.84 and $3.66 per share, respectively.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                August 26,     August 28,      August 29,
                                   2000           1999            1998

Expected dividend yield             1.00%        1.13%           1.36%
Expected stock price volatility    35.32%       33.54%          30.53%
Weighted average risk-free
   interest rate                    6.01%        4.88%           5.73%
Expected life of options (years)    3.5          3.5             3.5


     The summary of the status of the Company's stock-based compensation plan as of August 26, 2000, August 28, 1999 and August 29, 1998, and changes during the years then ended were as follows:

                                 Options        Range of Option    Weighted Average
                               Outstanding      Prices Per Share    Exercise Price

Balance, September 1, 1997      3,142,008      $ 3.50 to $10.88         $ 5.96
Granted                         1,224,800       10.88 to  20.75          13.31
Exercised                        (499,413)       3.50 to   7.08           6.20
Cancelled                        (128,060)       4.08 to  18.00           7.50

Balance, August 29, 1998        3,739,335      $ 3.50 to $20.75         $ 8.28
Granted                           855,600       12.75 to  24.75          16.82
Exercised                        (546,960)       3.50 to   9.67           5.26
Cancelled                        (137,225)       4.33 to  24.00          10.34

Balance, August 28, 1999        3,910,750      $ 3.83 to $24.75         $10.50
Granted                           918,150       14.75 to  21.75          18.46
Exercised                        (527,370)       3.83 to  17.38           5.40
Cancelled                        (132,755)       5.00 to  23.50          14.62

Balance, August 26, 2000        4,168,775      $ 3.83 to $24.75         $12.76




     At August 26, 2000, August 28, 1999, and August 29, 1998, options for 1,380,413, 983,507 and 660,687 shares were exercisable, respectively. The following table summarizes information about stock options outstanding at August 26, 2000:

                      Options Outstanding                             Options Exercisable
                   Number    Weighted Average                      Number
    Range of     Outstanding    Remaining     Weighted Average  Exercisable  Weighted Average
Exercise Prices  at 8/26/00  Contractual Life  Exercise Price   at 8/26/00     Exercise Price

$ 3.83 to $ 8.33  1,218,845     1.18 Years       $ 6.16            844,891      $ 6.11
  8.34 to  16.13  1,723,730     2.43              13.08            503,642       11.87
 16.14 to  24.75  1,226,200     3.98              18.89             31,880       17.81

$ 3.83 to $24.75  4,168,775     2.52 Years       $12.76          1,380,413      $ 8.49


     At August 26, 2000, August 28, 1999 and August 29, 1998, shares available for granting of stock options under the Company's stock option plan were 5,343,695, 6,129,090 and 6,846,464 shares, respectively.

9.  Common Stock:

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

On November 5, 1999, the Company announced that the Board of Directors had authorized the purchase of up to 5,000,000 shares of its outstanding common stock from time to time as market conditions warrant. As of August 26, 2000, the Company had purchased in the open market, 2,148,000 shares at a cost of $33,611,352.

The following table sets forth the computation of basic and diluted net income per common share:

                                        August 26,      August 28,      August 29,
                                           2000            1999            1998
Basic net income per share:

Net income                            $172,017,247    $140,079,267    $103,287,925
Weighted average number of shares
    outstanding                        171,697,772     172,511,199     172,008,335

Net income per common share - basic          $1.00            $.81            $.60

Diluted net income per share:

Net income                            $172,017,247    $140,079,267    $103,287,925

Weighted average number of shares
    outstanding                        171,697,772     172,511,199     172,008,335

Effect of dilutive securities -
    stock options                          951,015       1,323,151       1,215,300
Average shares - diluted               172,648,787     173,834,350     173,223,635

Net income per common share - diluted        $1.00            $.81            $.60


10.	Unaudited Summaries of Quarterly Results:

                                           First            Second            Third         Fourth
                                          Quarter           Quarter          Quarter        Quarter
                                                    (In thousands, except per share data)

2000
Net sales.....................           $713,521           $858,500         $770,776       $789,842
Gross margin..................            247,341            284,135          272,434        251,813
Net income....................             36,583             54,981           50,131         30,322
Net income per
   common share*..............               $.21               $.32             $.29           $.18

1999
Net sales.....................           $628,016           $752,217         $678,858       $692,091
Gross margin..................            215,717            242,495          238,226        221,302
Net income....................             29,609             41,673           41,767         27,030
Net income per
   common share*..............               $.17               $.24             $.24           $.16

1998
Net sales.....................           $542,747           $635,877         $585,807       $597,499
Gross margin..................            186,327            199,179          200,116        187,653
Net income....................             24,327             27,597           31,343         20,021
Net income per
   common share.*.............               $.14               $.16             $.18           $.12


* Figures represent both basic and diluted earnings per share. The sum of the quarterly net income per common share may not equal the annual net income per common share due to rounding.