Form 10-K, Exhibit 13
period 2001-09-01
FAMILY DOLLAR STORES INC
filed 2001-11-21
CIK 34408

Market Price and Dividend Information

Family  Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 2001, there were  approximately 1,985 holders of record of the Common  Stock.  The  accompanying  tables give the high and low sales prices of the Common Stock and the  dividends  declared per share for each quarter of fiscal 2001 and 2000.

Market Prices and Dividends

2001                           High        Low        Dividend
First Quarter..............   $20.31     $16.75       $  .05 1/2
Second Quarter.............    27.37      18.38          .06
Third Quarter..............    29.30      22.20          .06
Fourth Quarter.............    30.70      24.71          .06

2000                            High       Low        Dividend
First Quarter..............   $23.44     $16.50       $  .05
Second Quarter.............    19.38      14.00          .05 1/2
Third Quarter..............    22.50      15.25          .05 1/2
Fourth Quarter.............    21.31      14.25          .05 1/2

                                                                           SUMMARY OF SELECTED FINANCIAL DATA

                                                          September 1,     August 26,     August 28,     August 29,      August 31,
Years Ended                                                   2001             2000           1999          1998             1997
(In thousands, except per share amounts and store data)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales .............................................   $ 3,665,362    $ 3,132,639    $ 2,751,181    $ 2,361,930    $ 1,994,973
Cost of sales and operating expenses ..................     3,366,940      2,861,728      2,528,502      2,195,942      1,873,496
Income before income taxes and
  cumulative effect of accounting
  change ..............................................       298,422        270,911        222,679        165,988        121,477
Income taxes ..........................................       108,917         98,894         82,600         62,700         46,800
Income before cumulative effect
  of accounting change ................................       189,505        172,017        140,079        103,288         74,677
Cumulative effect of change in
  method of accounting for income
  taxes ...............................................        —              —              —              —               —
Net income ............................................       189,505        172,017        140,079        103,288         74,677
Earnings per common share:
  Income before cumulative effect
  of accounting change                                    $      1.10    $      1.00    $       .81    $       .60    $       .44
  Net income(1)........................................   $      1.10    $      1.00    $       .81    $       .60    $       .44
Dividends declared ....................................   $    40,352    $    36,858    $    33,657    $    30,116    $    26,849
Dividends declared per common share ...................   $   .23 1/2    $   .21 1/2    $  .19 1/2     $   .17 1/2    $   .15 2/3
Total assets ..........................................   $ 1,399,745    $ 1,243,714    $ 1,095,252    $   942,180    $   780,294
Working capital .......................................   $   416,971    $   338,655    $   341,408    $   303,354    $   283,476
Shareholders’ equity ..................................   $   959,015    $   797,964    $   690,650    $   578,150    $   500,198
Stores opened .........................................           502            406            366            315            236
Stores closed .........................................           (50)           (41)           (59)           (65)           (50)
Number of stores - end of year ........................         4,141          3,689          3,324          3,017          2,767

                                                           August 31,      August 31,      August 31,     August 31,     August 31,
Years Ended                                                   1996            1995            1994           1993           1992
(In thousands, except per share amounts and store data)
-----------------------------------------------------------------------------------------------------------------------------------
Net sales .............................................   $ 1,714,627    $ 1,546,895    $ 1,428,440    $ 1,297,431    $ 1,158,704
Cost of sales and operating expenses ..................     1,615,861      1,452,519      1,328,323      1,194,511      1,069,765
Income before income taxes and
  cumulative effect of accounting
  change ..............................................        98,766         94,376        100,117        102,920         88,939
Income taxes ..........................................        38,178         36,266         38,157         38,491         33,267
Income before cumulative effect
  of accounting change ................................        60,588         58,110         61,960         64,429         55,672
Cumulative effect of change in
  method of accounting for income
  taxes ...............................................         —              —              1,139          —              —
Net income ............................................        60,588         58,110         63,099         64,429         55,672
Earnings per common share:
  Income before cumulative effect
  of accounting change                                    $       .35    $       .34    $       .36    $       .39    $       .34
  Net income(1)........................................   $       .35    $       .34    $       .37    $       .39    $       .34
Dividends declared ....................................   $    24,435    $    21,837    $    18,656    $    16,326    $    13,989
Dividends declared per common share ...................   $   .14 1/3    $   .12 2/3    $       .11    $   .09 2/3    $   .08 1/3
Total assets ..........................................   $   696,808    $   636,234    $   592,822    $   537,446    $   478,027
Working capital .......................................   $   273,694    $   264,672    $   230,235    $   205,863    $   170,288
Shareholders’ equity ..................................   $   444,957    $   407,751    $   370,172    $   323,282    $   271,772
Stores opened .........................................           223            213            202            174            160
Stores closed .........................................           (58)           (12)           (22)           (24)           (34)
Number of stores - end of year ........................         2,581          2,416          2,215          2,035          1,885

(1) Figures represent both basic and diluted earnings per common share.
____________________________

                Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Net Sales

     Net sales increased approximately 17.0% ($532.7 million) in fiscal 2001 compared with fiscal 2000, and approximately 13.9% ($381.5 million) in fiscal
2000 compared with fiscal 1999. The calendar followed by the Company and most retailers included a non-comparative fifth week in January resulting in an extra week in the second quarter of fiscal 2001. Sales for the fifth week in January were approximately $66.5 million. In addition to the extra week in the second quarter of fiscal 2001, the increases in fiscal 2001 and fiscal 2000 were attributable to increased sales in existing stores and sales from new stores opened as part of the Company's store expansion program.
     Sales in existing stores increased approximately 4.1% in fiscal 2001 and
5.2% in fiscal 2000, as compared with the respective prior years, as customers continued to respond favorably to the Company's everyday low pricing strategy and shift in the merchandise mix toward more basic consumable hardlines merchandise. Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in existing stores of approximately 8.5% in fiscal 2001. Hardlines as a percentage of total sales increased to 74.5% in fiscal 2001 compared to 71.4% in fiscal
2000. Softlines as a percentage of sales decreased to 25.5% in fiscal 2001 (with hanging apparel and shoes representing 13.4%, basic apparel 4.9% and domestics
7.2%) compared to 28.6% in fiscal 2000 (with hanging apparel and shoes representing 15.6%, basic apparel 5.3% and domestics 7.7%). The space reallocation program completed in all stores in October 2000 dedicated more selling space to hardlines, including name brand, basic consumable merchandise and reduced space for hanging apparel by approximately 15% to 20%. With reduced softline inventory levels due to these changes, softline sales in existing stores decreased approximately 7.0% in fiscal 2001. In fiscal 2002, the Company is reallocating space from its shoe department to hardlines.
     The Company reduced the number of advertising circulars distributed in fiscal 2001 to three, which was two less than were distributed in fiscal 2000.
The adverse sales impact of discontinuing the circulars was offset by the increased customer traffic generated by the everyday low pricing strategy and shift in the merchandise mix.
     The existing store sales increase of approximately 5.2% in fiscal 2000 was also primarily attributable to the favorable customer response to everyday low pricing and increased sales of hardlines. In fiscal 2000, existing store hardlines sales increased approximately 8.7% and softlines sales decreased approximately 2.5%. The Company distributed five advertising circulars in fiscal
2000 and fiscal 1999.
     Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy, snack and other food, electronics, housewares and giftware, toys, school supplies, hardware and automotive supplies. Softlines merchandise includes men's, women's, boy's, girl's and infant's clothing and accessories, shoes, and domestic items such as blankets, sheets and towels.
     During fiscal 2001, the Company opened 502 stores and closed 50 stores for a net addition of 452 stores, compared with the opening of 406 stores and closing of 41 stores for a net addition of 365 stores during fiscal 2000. The
Company also expanded or relocated 210 stores in fiscal 2001, compared with 153 stores that were expanded or relocated in fiscal 2000. In addition, approximately 184 stores in fiscal 2001 and approximately 125 stores in fiscal
2000 were renovated. The Company currently plans to open approximately 525 stores and close approximately 50 stores for a net addition of 475 stores during fiscal 2002. The Company also currently expects to renovate an additional 50 stores and expand or relocate approximately 150 stores in fiscal 2002. Store opening, closing, expansion, relocation, and renovation plans are continuously reviewed and are subject to change.

Cost of Sales and Margin

     Cost of sales increased approximately 17.4% ($362.3 million) in fiscal 2001 compared with fiscal 2000, and approximately 13.3% ($243.5 million) in fiscal
2000 compared with fiscal 1999. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 66.5% in fiscal 2001, 66.3% in fiscal 2000, and 66.6% in fiscal
1999. The increase in the cost of sales percentage for fiscal 2001 was due primarily to the adverse margin impact of increased sales of basic consumable merchandise and lower sales of apparel and seasonal merchandise, partially offset by fewer markdowns. The cost of sales percentages also are impacted by the effectiveness of merchandise purchasing programs and by changes in merchandise shrinkage losses and freight costs. A reduction in clearance and advertising markdowns during the first three quarters of fiscal 2000 were the primary reasons for the decrease in the cost of sales percentage for fiscal 2000 compared with fiscal 1999. This decrease was mitigated by the increase in sales of lower margin, basic consumable merchandise and by additional apparel clearance markdowns during the fourth quarter.
     For fiscal 2002, the Company's plan is for the cost of sales percentage to increase slightly compared to the percentage in fiscal 2001.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased approximately 18.2%
($142.9 million) in fiscal 2001 compared with fiscal 2000, and approximately
12.9% ($89.8 million) in fiscal 2000 compared with fiscal 1999. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation and to the extra week of operations included in the second quarter of fiscal 2001. As a percentage of net sales, selling, general and administrative expenses were 25.3% in fiscal 2001,
25.1% in fiscal 2000, and 25.3% in fiscal 1999. The percentage increase in fiscal 2001 primarily was due to the significant increase in the number of new store openings and to increases in occupancy costs (utilities and rent) and health care costs in excess of sales increases. These costs more than offset the savings from the elimination of the two advertising circulars in fiscal 2001, and the expense leverage from the 4.1% increase in existing store sales and the extra week of sales in the second quarter of fiscal 2001.
     The percentage decrease in expenses in fiscal 2000 primarily was due to the leverage provided by the 5.2% increase in sales in existing stores, and effective expense control. These effects were partially offset by start-up costs of the Company's fifth full-service distribution center in Rowan County,
Kentucky and by increased rent and depreciation expense as a percentage of sales.
     Selling, general and administrative expenses are expected to increase in fiscal 2002 due to continued store growth and the opening in Maquoketa, Iowa in the spring of 2002 of the Company's sixth full-service distribution center.
However, the Company continues to focus on cost containment efforts and plans for selling, general, and administrative expenses in fiscal 2002 to decrease slightly as a percentage of net sales.

Income Taxes

     The effective tax rate was 36.5% in fiscal 2001, 36.5% in fiscal 2000, and
37.1% in fiscal 1999. The decrease in the effective tax rate in fiscal 2000 compared to fiscal 1999 resulted primarily from a lower effective state tax rate and taking advantage of certain federal tax credit programs.

Liquidity and Capital Resources

     The Company has consistently maintained a strong position of liquidity and financial strength. Cash provided by operating activities during fiscal 2001 was
$165.9 million as compared to $183.6 million in fiscal 2000 and $110.9 million in fiscal 1999. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments. In addition, the Company maintains $200 million of unsecured revolving credit facilities for short-term financing of seasonal cash needs. There were no long-term borrowings during fiscal 2001, 2000 or 1999.
     Merchandise inventories at September 1, 2001, increased 11.9% over the level at August 26, 2000. This increase primarily was due to additional inventory for 452 net new stores.
     The decrease in capital expenditures to $162.8 million in fiscal 2001 from
$172.1 million in fiscal 2000 primarily was due to the fact that substantially more expenditures were incurred in fiscal 2000 to complete construction of the fifth distribution center than were incurred in fiscal 2001 to begin construction of the sixth distribution center. This was partially offset by the expenditures in fiscal 2001 to open an additional 96 new stores compared to the prior fiscal year. Capital expenditures for fiscal 2002 are expected to be approximately $200 million, which primarily represent estimated expenditures for new store expansion, including construction of an increased number of stores, existing store expansion, relocation, and renovation, and to the completion of construction of the sixth distribution center which began in the spring of 2001.
The new store expansion and sixth distribution center will also require additional investment in merchandise inventories.
     On November 5, 2000, the Company announced that the Board of Directors authorized the purchase of up to 5 million shares of its outstanding Common
Stock from time to time as market conditions warrant. The Company purchased in the open market, 2.1 million shares at a cost of $33.6 million in fiscal 2000.
No shares were purchased in fiscal 2001.
     Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations and short-term borrowings under the revolving credit facilities are expected to be sufficient to meet liquidity and capital resource needs, including store expansion and other capital spending programs and any Common Stock purchases.

Forward-Looking Statements

     Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of
1995. These forward-looking statements address the Company's plans and activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, cost of sales, expenses and other aspects of the Company's business and operations. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, the impact of acts of war or terrorism, changes in consumer demand and product mix, unusual weather that may temporarily impact sales, inflation, merchandise supply constraints, general transportation delays or interruptions, dependence on imports, changes in currency exchange rates, tariffs, quotas and freight rates, availability of real estate, costs and delays associated with building, opening and operating new distribution facilities and stores, costs and potential problems associated with the implementation of new systems and technology, including supply chain systems and electronic commerce, changes in energy prices and the impact on consumer spending and the Company's costs, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.

Family Dollar Stores, Inc. and Subsidiaries
Consolidated Statements of Income

                                                         September 1,      August 26,       August 28,
Years Ended                                                 2001             2000             1999
(In thousands, except per share amounts
------------------------------------------------------------------------------------------------------
Net sales..........................................      $ 3,665,362       $ 3,132,639     $ 2,751,181
Costs and expenses:
  Cost of sales....................................        2,439,261         2,076,916       1,833,442
  Selling, general and administrative..............          927,679           784,812         695,060
                                                         -----------       -----------     -----------
                                                           3,366,940         2,861,728       2,528,502
                                                         -----------       -----------     -----------

Income before income taxes.........................          298,422           270,911         222,679
Income taxes (Note 5)..............................          108,917            98,894          82,600
                                                         -----------       -----------     -----------

Net income.........................................       $  189,505        $  172,017      $  140,079
                                                          ==========        ==========      ==========
Net income per common share-basic (Note 9):........            $1.10             $1.00            $.81
                                                          ==========        ==========      ==========
   Average shares - basic (Note 9)................           171,568           171,698         172,511
                                                          ==========        ==========      ==========
Net income per common share - diluted (Note 9):...             $1.10             $1.00            $.81
                                                          ==========        ==========      ==========
   Average shares - diluted (Note 9)..............           172,774           172,649         173,834
                                                          ==========        ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Family Dollar Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family
Dollar Stores, Inc. and its subsidiaries at September 1, 2001 and August 26,
2000, and the results of their operations and their cash flows for each of the three years in the period ended September 1, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

October 2, 2001
Charlotte, North Carolina

                           ____________________________

Family Dollar Stores, Inc. and Subsidiaries
Consolidated Balance Sheets
                                                                  September 1,   August 26,
                                                                        2001       2000
-------------------------------------------------------------------------------------------
(In thousands, except share amounts)
ASSETS
Current assets:
  Cash and cash equivalents .....................................   $   21,753   $   43,558
  Merchandise inventories .......................................      721,560      644,614
  Deferred income taxes (Note 5) ................................       43,985       51,563
  Income tax refund receivable (Note 5) .........................        4,936            -
  Prepayments and other current assets ..........................       15,031       10,937
                                                                    ----------   ----------
     Total current assets .......................................   $  807,265   $  750,672

Property and equipment, net (Note 2) ............................      580,879      487,585
Other assets ....................................................       11,601        5,457
                                                                    ----------   ----------
                                                                    $1,399,745   $1,243,714
                                                                    ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable ..............................................   $  264,965   $  277,265
  Accrued liabilities (Note 4) ..................................      125,329      127,575
  Income taxes payable (Note 5) .................................            -        7,177
                                                                    ----------   ----------
     Total current liabilities ..................................      390,294      412,017
                                                                    ----------   ----------
Deferred income taxes (Note 5) ..................................   $   50,436   $   33,733
                                                                    ----------   ----------
Commitments and contingencies (Note 7)

Shareholders' equity (Notes 8 and 9):
  Preferred stock, $1 par; authorized and unissued 500,000 shares
  Common stock, $.10 par; authorized 300,000,000 shares .........       18,454       18,364
  Capital in excess of par ......................................       40,318       28,517
  Retained earnings .............................................      945,192      796,039
                                                                    ----------   ----------
                                                                     1,003,964      842,920
  Less common stock held in treasury, at cost ...................       44,949       44,956
                                                                    ----------   ----------
                                                                       959,015      797,964
                                                                    ----------   ----------
                                                                    $1,399,745   $1,243,714
                                                                    ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                           ____________________________

Family Dollar Stores, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
                                                                       Capital in
Years Ended September 1, 2001, August 26, 2000,             Common      excess       Retained     Treasury
and August 28, 1999                                         stock       of par       earnings       stock
(In thousands, except per share and share amounts)
-----------------------------------------------------------------------------------------------------------
Balance, August 30, 1998
   (182,562,368 shares common stock;
    10,358,466 shares treasury stock)                       $  18,256    $  16,785    $ 554,458   $  11,349

Net income for the year                                                                 140,079

Issuance of 546,960 common shares
    under employee stock option plan,
    including tax benefits (Note 8)                                55        6,023

Less dividends on common stock, $.19 1/2 per share                                      (33,657)
-----------------------------------------------------------------------------------------------------------
Balance, August 28, 1999
   (183,109,328 shares common stock;
     10,358,466 shares treasury stock)                         18,311       22,808      660,880      11,349

Net income for the year                                                                 172,017

Issuance of 527,370 common shares
    under employee stock option plan,
    including tax benefits (Note 8)                                53        5,684

Purchase of 2,148,000 common shares for treasury                                                     33,611

Issuance of 1,680 shares of treasury stock under
    the Family Dollar 2000 outside directors plan                               25                       (4)

Less dividends on common stock, $.21 l/2 per share                                     (36,858)
-----------------------------------------------------------------------------------------------------------
Balance, August 26, 2000
    (183,636,698 shares common stock;
     12,504,786 shares treasury stock)                         18,364       28,517      796,039      44,956

Net income for the year                                                                 189,505

Issuance of 901,895 common shares
    under employee stock option plan,
    including tax benefits (Note 8)                                90       11,768

Issuance of 1,832 shares of treasury stock under
    the Family Dollar 2001 outside directors plan                               33                      (7)

Less dividends on common stock, $ .23 1/2 share                                         (40,352)
-----------------------------------------------------------------------------------------------------------
Balance, September 1, 2001
    (184,538,593 shares common stock;
      12,502,954 shares treasury stock)                     $  18,454    $  40,318    $ 945,192   $  44,949
-----------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements

Family Dollar Stores, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

                                                                  September l,  August 26,   August 28,
Years Ended                                                           2001         2000        1999
(In thousands)
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income ...................................................   $ 189,505    $ 172,017    $ 140,079
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization ............................      67,685       54,510       43,788
      Deferred income taxes ....................................      24,281        3,182       (1,071)
      (Gain) Loss on disposition of property and equipment .....        (809)         417          (58)
      Changes in operating assets and liabilities:
        Merchandise inventories ................................     (76,946)     (75,833)    (103,224)
        Income tax refund receivable ...........................      (4,936)          -            -
        Prepayments and other current assets ...................      (4,094)      (2,131)      (2,650)
        Other assets ...........................................      (6,144)      (1,301)        (365)
        Accounts payable and accrued liabilities ...............     (15,455)      34,976       36,615
        Income taxes payable ...................................      (7,177)      (2,281)      (2,231)
                                                                   ---------    ---------    ---------
                                                                     165,910      183,556      110,883
                                                                   ---------    ---------    ---------
Cash flows from investing activities:
  Capital expenditures .........................................    (162,848)    (172,056)    (125,038)
  Proceeds from dispositions of property and equipment .........       2,678          685        1,926
                                                                   ---------    ---------    ---------
                                                                    (160,170)    (171,371)    (123,112)
                                                                   ---------    ---------    ---------
Cash flows from financing activities:
  Net (purchases) / reissuance of stock for treasury ...........           7      (33,607)         --
  Exercise of employee stock options,
    including tax benefits .....................................      11,891        5,762        6,078
  Payment of dividends .........................................     (39,443)     (36,083)     (32,769)
                                                                   ---------    ---------    ---------
                                                                     (27,545)     (63,928)     (26,691)
                                                                   ---------    ---------    ---------
Net decrease in cash and cash equivalents ......................     (21,805)     (51,743)     (38,920)
Cash and cash equivalents at beginning of year .................      43,558       95,301      134,221
                                                                   ---------    ---------    ---------
Cash and cash equivalents at end of year .......................   $  21,753    $  43,558    $  95,301
                                                                   =========    =========    =========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
         Interest ..............................................   $     554    $     --    $      --
         Income taxes ..........................................      91,113       95,317       82,714

The accompanying notes are an integral part of the consolidated financial statements.

                           ____________________________

Family Dollar Stores, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Years Ended September 1, 2001, August 26, 2000, and August 28, 1999

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

Property and equipment:
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
     Leasehold improvements                                 5-10 years

     The Company capitalizes certain costs incurred in connection with developing, obtaining and implementing software for internal use.
     Capitalized costs are amortized over the expected economic life of the assets, generally ranging from five to eight years.

Advertising costs:
     Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising is run and amounted to $2.7 million, $8.7 million, and $10.6 million in fiscal 2001, 2000,and 1999, respectively.

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

Fiscal year:
     The Company's fiscal year generally ends on the Saturday closest to August
     31. Fiscal year 2001 included 53 weeks and fiscal years 2000 and 1999 included 52 weeks.

Use of estimates:
     The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles in the United
     States of America, requires management to make estimates and assumptions.
     These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.   Property and Equipment:

                                          September 1,        August 26,
                                             2001                2000
                                          ----------          ----------
(In thousands)
Buildings............................     $  196,909          $  174,304
Furniture, fixtures and equipment....        475,389             387,403
Transportation equipment.............         43,293              34,220
Leasehold improvements...............        126,938             100,964
Construction in progress.............         22,579              16,472
                                           ---------           ---------
                                             865,108             713,363

Less accumulated depreciation
   and amortization.................         307,143             242,120
                                           ---------           ---------
                                             557,965             471,243
Land................................          22,914              16,342
                                           ---------           ---------
                                          $  580,879          $  487,585
                                          ==========          ==========

3.   Revolving Credit Facilities and Short-Term Borrowings:

The Company has unsecured revolving credit facilities with banks for short-term borrowings of up to $200 million. $100 million of the facilities expires on May
30, 2002, and the remaining $100 million expires on May 31, 2003. The Company expects that the facilities expiring on May 30, 2002, will be extended.
Borrowings under these facilities are at a variable interest rate based on short-term market interest rates. The Company may convert up to $100 million of the facilities expiring on May 31, 2003, into either a five or seven year term loan, at the banks' variable prime rate.

The Company had no short-term or long-term borrowings during fiscal 2000 and fiscal 1999. During fiscal 2001 borrowings outstanding averaged $7.7 million with a maximum month-end balance of $54.7 million. Interest expense for fiscal
2001 totaled $554,000 and the daily weighted average interest rate was 6.9%.

The Company had outstanding letters of credit of $28.2 million and $33.7 million at September 1, 2001 and August 26, 2000, respectively.

4.   Accrued Liabilities:

                                            September 1,     August 26,
(In thousands)                                   2001           2000
                                            ------------     ----------

Compensation..............................   $  27,921        $  30,992
Insurance.................................      43,292           46,328
Taxes other than income taxes.............      32,416           27,564
Other.....................................      21,700           22,691
                                             ---------        ---------
                                             $ 125,329        $ 127,575
                                             =========        =========

5.   Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 1,2001 and August 26, 2000, were as follows (In thousands):

                                            September 1,     August 26,
                                                2001            2000
                                            -----------     -----------
Deferred income tax liabilities:
  Excess of book over tax basis of
    property and equipment .....................  $50,436       $33,733
                                                  =======       =======

Deferred income tax assets:
  Excess of tax over book basis
    of inventories .............................  $17,572        22,801
  Currently nondeductible accruals for:
    Insurance ..................................   17,122        18,323
    Vacation and bonus.pay .....................    4,126         3,938
    Closed store lease liabilities .............    1,870         1,955
  Other ........................................    3,295         4,546
                                                  -------       -------
Total deferred income tax assets ...............  $43,985       $51,563
                                                  =======       =======

The provisions for income taxes in each of the three years in the period ended
September 1, 2001, were as follows (In thousands):

                                       2001            2000               1999
                                     -------          -------           -------
Current:
   Federal ................         $ 77,866         $ 85,859          $ 75,746
   State ..................            6,770            9,853             7,925
                                    --------         --------          --------
                                      84,636           95,712            83,671
                                    --------         --------          --------

Deferred:
   Federal ................           22,761            1,567             1,109
   State ..................            1,520            1,615            (2,180)
                                    --------         --------          --------
                                      24,281            3,182            (1,071)
                                    --------         --------          --------
Total .....................         $108,917         $ 98,894          $ 82,600
                                    ========         ========          ========

The following table summarizes the components of income tax expense in each of the three years in the period ended September 1, 2001 (In thousands):

                                                     2001                           2000                       1999
                                                --------------                  --------------            --------------
                                                             %                              %                         %
                                           Income tax    of pre-tax      Income tax    of pre-tax    Income tax   of pre-tax
                                            expense        income         expense      income        expense        income
                                            -------        ------         -------      ------        -------        ------
Computed "expected" federal income tax    $104,448          35.0         $94,819       35.0         $77,938         35.0
State income taxes, net of federal
     income tax benefit...........           5,518           1.8           5,302        2.0           3,228          1.5
Other.............................          (1,049)         (0.3)         (1,227)      (0.5)          1,434          0.6
                                          --------          ----         -------       ----         -------         ----
Actual income tax expense.........        $108,917          36.5         $98,894       36.5         $82,600         37.1
                                          ========          ====         =======       ====         =======         ====

6.   Employee Benefit Plans:

Incentive compensation plan:

The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $2.7 million in fiscal
2001, $4.0 million in fiscal 2000, and $3.8 million in fiscal 1999.

Compensation deferral plan:

The Company has a voluntary compensation deferral plan, under Section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $1.7 million in fiscal 2001, $1.4 million in fiscal 2000, and
$1.3 million in fiscal 1999.

7.   Commitments and Contingencies:

Operating leases:

Except for its executive offices and primary distribution centers, the Company generally conducts its operations from leased facilities. Normally, store real estate leases are for initial terms of from five to ten years with multiple renewal options for additional five year periods. Certain leases provide for contingent rental payments based upon a percentage of store sales.

Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended September 1, 2001, were as follows (In thousands):

                                2001      2000      1999
                               ------    ------    ------
Minimum rentals,
  net of minor
  sublease rentals......      $154,654  $126,490  $107,620
 Contingent rentals.......       4,295     3,819     3,964
                              --------  --------  --------
                              $158,949  $130,309  $111,584
                              ========  ========  ========

Future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year as of September
1, 2001, were as follows (In thousands):

             Fiscal Year:               Minimum Rental
             ------------               --------------

                2002                       $141,579
                2003                        124,267
                2004                        100,980
                2005                         73,886
                2006                         43,864
            Thereafter                       77,929
                                           --------
                                           $562,505
                                           ========

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

The Company has adopted the disclosure-only provisions of Statement of Financial
Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If
compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methodology prescribed under this statement, net income and net income per share would have been reduced to the pro forma amounts indicated
in the table below (In thousands, except per share amounts).

                                     September 1,  August 26,   August 28,
                                        2001         2000          1999
                                     -------------------------------------
Net income - as reported             $ 189,505     $ 172,017     $ 140,079
Net income - pro forma               $ 186,047     $ 169,700     $ 138,568
                                     -------------------------------------
Net income per share -
   as reported
     basic                           $ 1.10        $ 1.00        $ .81
     diluted                         $ 1.10        $ 1.00        $ .81
Net income per share -
   pro forma
     basic                           $ 1.08        $  .99        $ .80
     diluted                         $ 1.08        $  .98        $ .80

The pro forma effects on net income for fiscal 2001, 2000, and 1999 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to fiscal 1999. The average fair value of options granted during fiscal 2001, 2000 and 1999 is $6.37, $5.82 and $4.84 per share, respectively.

The fair value of each option grant is estimated on the date of grant using the
Black-Scholes option-pricing model with the following assumptions:

                                    September 1,   August 26,  August 28,
                                       2001           2000        1999
                                     -----------------------------------
Expected dividend yield                1.26%         1.00%       1.13%
Expected stock price volatility       41.43%        35.32%      33.54%
Weighted average risk-free
   interest rate                       5.96%         6.01%       4.88%
Expected life of options (years)       3.5           3.5         3.5

The summary of the status of the Company's stock-based compensation plan as of
September 1, 2001, August 26, 2000, and August 28, 1999, and changes during the years then ended were as follows (In thousands, except per share amounts):

                              Options              Range of Option        Weighted Average
                              Outstanding          Prices Per Share        Exercise Price
------------------------------------------------------------------------------------------
Balance, August 30, 1998         3,739                 $ 3.50 to $20.75             $ 8.28
Granted                            856                  12.75 to  24.75              16.82
Exercised                         (547)                  3.50 to   9.67               5.26
Cancelled                         (137)                  4.33 to  24.00              10.34
------------------------------------------------------------------------------------------
Balance, August 28, 1999         3,911                 $ 3.83 to $24.75             $10.50
Granted                            918                  14.75 to  21.75              18.46
Exercised                         (527)                  3.83 to  17.38               5.40
Cancelled                         (133)                  5.00 to  23.50              14.62
------------------------------------------------------------------------------------------
Balance, August 26, 2000         4,169                 $ 3.83 to $24.75             $12.76
Granted                          1,344                  17.50 to  30.25              18.41
Exercised                         (902)                  3.83 to  24.25               7.13
Cancelled                         (225)                  4.08 to  24.50              16.90
------------------------------------------------------------------------------------------
Balance, September 1, 2001       4,386                 $ 5.58 to $30.25             $15.44
------------------------------------------------------------------------------------------

At September 1, 2001, August 26, 2000, and August 28, 1999, options for 1.5 million, 1.4 million and 1.0 million shares were exercisable, respectively. The following table summarizes information about stock options outstanding at
September 1,2001 (In thousands, except per share amounts):

                      Options Outstanding                          Options Exercisable
                  ----------------------------                   -----------------------
                   Number    Weighted Average                      Number
    Range of     Outstanding    Remaining     Weighted Average   Exercisable   Weighted Average
Exercise Prices  at 9/1/01   Contractual Life  Exercise Price    at 9/1/01     Exercise Price
-----------------------------------------------------------------------------------------------
$ 5.67 to $15.00   1,649         1.10 Years         $10.63          1,128         $ 9.27
 15.01 to  17.75   1,459         3.34                17.31            254          16.19
 17.76 to  30.25   1,278         3.25                19.52            128          20.09
-----------------------------------------------------------------------------------------------
$ 5.67 to $30.25   4,386         2.47 Years         $15.44          1,510         $11.35
===============================================================================================

At September 1, 2001, August 26, 2000, and August 28, 1999, shares available for granting of stock options under the Company's stock option plan were 4.2 million, 5.3 million and 6.1 million shares, respectively.

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

On November 5, 1999, the Company announced that the Board of Directors authorized the purchase of up to 5 million shares of its outstanding common stock from time to time as market conditions warrant. As of September 1, 2001, the Company had purchased in the open market, 2.1 million shares at a cost of
$33.6 million. No shares were purchased during fiscal 2001.

The following table sets forth the computation of basic and diluted net income per common share (In thousands, except per share amounts):

                                              September 1,  August 26,  August 28,
                                                  2001        2000         1999
                                              ------------  ----------  ----------
Basic net income per share:

Net income                                      $189,505    $172,017    $140,079
                                                ========    ========    ========
Weighted average number of shares
    outstanding                                  171,568     171,698     172,511
                                                ========    ========    ========
Net income per common share - basic             $   1.10    $   1.00    $    .81
                                                ========    ========    ========
Diluted net income per share:

Net income                                      $189,505    $172,017    $140,079
                                                ========    ========    ========
Weighted average number of shares
    outstanding                                  171,568     171,698     172,511

Effect of dilutive securities -
    stock options                                  1,206         951       1,323
                                                --------    --------    --------
Average shares - diluted                         172,774     172,649     173,834
                                                ========    ========    ========
Net income per common share - diluted           $   1.10    $   1.00    $    .81
                                                ========    ========    ========

10.      Unaudited Summaries of Quarterly Results:

                                            First           Second             Third        Fourth
                                           Quarter          Quarter           Quarter       Quarter
                                           -------          -------           -------      -------
                                                  (In thousands, except per share amounts)
2001
Net sales.....................           $820,148          $1,037,368         $887,037     $920,809
Gross margin..................            284,414             338,459          312,432      290,796
Net income....................             41,461              60,455           53,489       34,100
Net income per
   common share.*.............               $.24                $.35             $.31         $.20

2000

Net sales.....................           $713,521            $858,500         $770,776     $789,842
Gross margin..................            247,341             284,135          272,434      251,813
Net income....................             36,583              54,981           50,131       30,322
Net income per
   common share*..............               $.21                $.32             $.29         $.18

1999

Net sales.....................           $628,016            $752,217         $678,858     $692,091
Gross margin..................            215,717             242,495          238,226      221,302
Net income....................             29,609              41,673           41,767       27,030
Net income per
   common share*..............               $.17                $.24             $.24         $.16

* Figures represent both basic and diluted earnings per share. The sum of the quarterly net income per common share may not equal the annual net income per common share due to rounding.