Form 10-K, Exhibit 13
period 2002-08-31
FAMILY DOLLAR STORES INC
filed 2002-11-20
CIK 34408

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting the consolidated results of operations and financial condition of the Company for the periods ended August 31, 2002 and September 1, 2001.  This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this Annual Report.

Net Sales

                Net sales increased approximately 13.6% ($497.3 million) in fiscal 2002 compared with fiscal 2001, and approximately 17.0% ($532.7 million) in fiscal 2001 compared with fiscal 2000.  The calendar followed by the Company and most retailers included a non-comparative fifth week in January 2001 resulting in there being fourteen weeks in last year’s second quarter.  Sales for the fifth week in January 2001 were approximately $66.5 million.  In addition to the extra week in the second quarter of fiscal 2001, the increases in fiscal 2002 and fiscal 2001 were attributable to increased sales in existing stores and sales from new stores opened as part of the Company’s store expansion program.

                Excluding the non-comparative fifth week in January 2001, sales in existing stores increased approximately 5.8% in fiscal 2002 and 4.1% in fiscal 2001, as compared with the respective prior years, as customers continued to respond favorably to the Company’s everyday low pricing strategy and shift in the merchandise mix toward more basic consumable hardlines merchandise.  In fiscal 2002, the customer count, as measured by the number of register transactions in existing stores, increased approximately 3.8%, and the average transaction increased approximately 1.9% to $8.75.  Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in existing stores of approximately 8.4% in fiscal 2002.  Hardlines as a percentage of total sales increased to 76.4% in fiscal 2002

SUMMARY OF SELECTED FINANCIAL DATA

Years Ended (In thousands, except per share amounts and store data)	August 31, 2002		September 1, 2001		August 26, 2000		August 28, 1999		August 29, 1998
Net sales	$4,162,652		$3,665,362		$3,132,639		$2,751,181		$2,361,930
Cost of sales and operating expenses	3,821,031		3,366,940		2,861,728		2,528,502		2,195,942
Income before income taxes and cumulative effect of accounting change	341,621		298,422		270,911		222,679		165,988
Income taxes	124,692		108,917		98,894		82,600		62,700
Income before cumulative effect of accounting change	216,929		189,505		172,017		140,079		103,288
Cumulative effect of change in method of accounting for income taxes	—		—		—		—		—
Net income	216,929		189,505		172,017		140,079		103,288
Earnings per common share:
Income before cumulative effect of accounting change	$1.25		$1.10		$1.00		$0.81		$0.60
Net income(1)	$1.25		$1.10		$1.00		$0.81		$0.60
Dividends declared	$44,106		$40,352		$36,858		$33,657		$30,116
Dividends declared per common share	$.25	½	$.23	½	$.21	½	$.19	½	$.17	½
Total assets	$1,754,619		$1,399,745		$1,243,714		$1,095,252		$942,180
Working capital	$525,079		$416,971		$338,655		$341,408		$303,354
Shareholders’ equity	$1,154,948		$959,015		$797,964		$690,650		$578,150
Stores opened	525		502		406		366		315
Stores closed	(50)		(50)		(41)		(59)		(65)
Number of stores—end of year	4,616		4,141		3,689		3,324		3,017

Years Ended (In thousands, except per share amounts and store data)	August 31, 1997		August 31, 1996		August 31, 1995		August 31, 1994	August 31, 1993
Net sales	$1,994,973		$1,714,627		$1,546,895		$1,428,440	$1,297,431
Cost of sales and operating expenses	1,873,496		1,615,861		1,452,519		1,328,323	1,194,511
Income before income taxes and cumulative effect of accounting change	121,477		98,766		94,376		100,117	102,920
Income taxes	46,800		38,178		36,266		38,157	38,491
Income before cumulative effect of accounting change	74,677		60,588		58,110		61,960	64,429
Cumulative effect of change in method of accounting for income taxes	—		—		—		1,139	—
Net income	74,677		60,588		58,110		63,099	64,429
Earnings per common share:
Income before cumulative effect of accounting change	$0.44		$0.35		$0.34		$0.36	$0.39
Net income(1)	$0.44		$0.35		$0.34		$0.37	$0.39
Dividends declared	$26,849		$24,435		$21,837		$18,656	$16,326
Dividends declared per common share	$.15	2/3	$.14	1/3	$.12	2/3	$0.11	$.09	2/3
Total assets	$780,294		$696,808		$636,234		$592,822	$537,446
Working capital	$283,476		$273,694		$264,672		$230,235	$205,863
Shareholders’ equity	$500,198		$444,957		$407,751		$370,172	$323,282
Stores opened	236		223		213		202	174
Stores closed	(50)		(58)		(12)		(22)	(24)
Number of stores—end of year	2,767		2,581		2,416		2,215	2,035

(1)   Figures represent diluted earnings per common share.

compared to 74.5% in fiscal 2001.  Softlines as a percentage of sales decreased to 23.6% in fiscal 2002 (with hanging apparel and shoes representing 12.4%, basic apparel 4.5% and domestics 6.7%) compared to 25.5% in fiscal 2001 (with hanging apparel and shoes representing 13.4%, basic apparel 4.9% and domestics 7.2%).  The Company increased the space devoted to hardlines by reducing space allocated to shoes in a program that was completed in all stores in January 2002.  With reduced softline inventory levels due to these changes, softlines sales in existing stores decreased approximately 1.7% in fiscal 2002.  For fiscal 2003, the Company’s plan is for sales in existing stores to increase in the 3% to 5% range.

                The Company reduced the number of advertising circulars distributed in fiscal 2002 to two, which was one less than was distributed in fiscal 2001.  The adverse sales impact of discontinuing one circular was offset by the increased customer traffic generated by the everyday low pricing strategy and shift in the merchandise mix.  For fiscal 2003, the Company plans to eliminate one of the two remaining circulars.

                The existing store sales increase of approximately 4.1% in fiscal 2001 was also primarily attributable to the favorable customer response to everyday low pricing and increased sales of hardlines.  In fiscal 2001, the average transaction increased approximately 2.5% to $8.60 and the customer count increased approximately 1.5%.  In fiscal 2001, existing store hardlines sales increased approximately 8.5% and softlines sales decreased approximately 7.0%.  Sales in fiscal 2001 were impacted by a space reallocation program completed in all stores in October 2000 that dedicated more space to hardlines, including name brand, basic consumable merchandise, and reduced space for hanging apparel by approximately 15% to 20%.  The Company distributed three advertising circulars in fiscal 2001 and five advertising circulars in fiscal 2000.

                Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy, snack and other food, electronics, housewares and giftware, toys, school supplies, hardware and automotive supplies.  Softlines merchandise includes men’s, women’s, boy’s, girl’s and infant’s clothing and accessories, shoes, and domestic items such as blankets, sheets and towels.

                During fiscal 2002, the Company opened 525 stores and closed 50 stores for a net addition of 475 stores, compared with the opening of 502 stores and closing of 50 stores for a net addition of 452 stores during fiscal 2001.  The Company also expanded or relocated 121 stores in fiscal 2002, compared with 210 stores that were expanded or relocated in fiscal 2001.  In addition, approximately 42 stores in fiscal 2002 and approximately 184 stores in fiscal 2001 were renovated.  The Company currently plans to open approximately 575 stores and close approximately 50 stores for a net addition of 525 stores during fiscal 2003.  The Company also currently expects to renovate an additional 50 stores and expand or relocate approximately 150 stores in fiscal 2003.  Store opening, closing, expansion, relocation, and renovation plans are continuously reviewed and are subject to change.

Cost of Sales and Margin

                Cost of sales increased approximately 13.4% ($327.5 million) in fiscal 2002 compared with fiscal 2001, and approximately 17.4% ($362.3 million) in fiscal 2001 compared with fiscal 2000.  These increases primarily reflected the additional sales volume in each of the years.  Cost of sales, as a percentage of net sales, was 66.5% in both fiscal 2002 and fiscal 2001, and 66.3% in fiscal 2000.  The cost of sales percentage for fiscal 2002 remained at the same level as for fiscal 2001 as the adverse margin impact of increased sales of basic consumables was offset by lower markdowns of seasonal merchandise in the second and fourth quarters.  The cost of sales percentages also are impacted by the effectiveness of merchandise purchasing programs and by changes in merchandise shrinkage losses and freight costs.  The increase in the cost of sales percentage for fiscal 2001 compared with fiscal 2000 was due primarily to the adverse margin impact of increased sales of basic consumable merchandise and lower sales of apparel and seasonal merchandise, partially offset by fewer markdowns.

                For fiscal 2003, the Company’s plan is for the cost of sales percentage to be at approximately the same level as the percentage in fiscal 2002.

Selling, General and Administrative Expenses

                Selling, general and administrative expenses increased approximately 13.6% ($126.6 million) in fiscal 2002 compared with fiscal 2001, and approximately 18.2% ($142.9 million) in fiscal 2001 compared with fiscal 2000.  The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation and the ramp-up of the sixth distribution center, partially offset by having one less week in fiscal 2002 versus fiscal 2001.  As a percentage of net sales, selling, general and administrative expenses were 25.3% in both fiscal 2002 and fiscal 2001, and 25.1% in fiscal 2000.  The selling, general and administrative expense percentage for fiscal 2002 remained at the same level as for fiscal 2001.  Increased labor productivity, lower utility costs and the elimination of an advertising circular coupled with the expense leverage from a 5.8% increase in existing store sales were offset by rising insurance and store lease costs and the prior year leverage effect of the extra week in fiscal 2001.

                The percentage increase in fiscal 2001 primarily was due to the significant increase in the number of new store openings and to increases in occupancy costs (utilities and rent) and health care costs in excess of sales increases.  These costs more than offset the savings from the elimination of the two advertising circulars in fiscal 2001, and the expense leverage from the 4.1% increase in existing store sales and the extra week of sales in fiscal 2001.

                For fiscal 2003, the Company’s plan is for the selling, general and administrative expense percentage of sales to be at approximately the same level as the percentage in fiscal 2002.

Income Taxes

                The effective tax rate was 36.5% in fiscal 2002, fiscal 2001, and fiscal 2000.  For fiscal 2003, the Company’s plan is for the effective tax rate to remain at approximately the same level as the rate in fiscal 2002.

Liquidity and Capital Resources

                The Company has consistently maintained a strong position of liquidity and financial strength.  Cash provided by operating activities during fiscal 2002 was $402.6 million as compared to $165.9 million in fiscal 2001 and $183.6 million in fiscal 2000.  These amounts have enabled the Company to fund its regular operating needs, capital expenditure program and cash dividend payments.  In addition, the Company maintains $200 million of unsecured revolving credit facilities with banks for short-term financing of seasonal cash needs.  One hundred million dollars of the facilities expires on May 29, 2003 and the remaining $100 million expires on May 31, 2004.  The Company had no borrowings against these facilities at August 31, 2002.  There were no long-term borrowings during fiscal 2002, 2001 or 2000.

                Merchandise inventories at August 31, 2002 increased 6.2% over the level at September 1, 2001.  This increase was due to additional inventory for 475 net new stores offset by improved inventory turnover of basic merchandise and lower levels of seasonal goods.  The improved inventory turnover and lower seasonal merchandise levels also contributed to increased accounts payable leverage during fiscal 2002.

The increase in capital expenditures to $186.7 million in fiscal 2002 from $162.8 million in fiscal 2001 primarily was due to expenditures incurred in fiscal 2002 to complete construction of the sixth distribution center and costs to open an additional 23 new stores compared to the prior fiscal year.  Capital expenditures for fiscal 2003 are expected to be approximately $225 million, which primarily represent estimated expenditures for new store expansion, including construction of an increased number of stores, existing store expansion, relocation, and renovation, and to the construction of the seventh distribution center.  The new store expansion and seventh distribution center will also require additional investment in merchandise inventories.

                Capital spending plans, including store expansion, are continuously reviewed and are subject to change.  Cash flow from current operations and short-term borrowings under the revolving credit facilities are expected to be sufficient to meet liquidity and capital resource needs, including store expansion and other capital spending programs and any repurchase of the Company’s Common Stock.

                On October 9, 2002, the Company announced that the Board of Directors authorized the purchase of up to 5 million shares of its outstanding Common Stock from time to time as market conditions warrant.  As of November 1, 2002, the Company had purchased in the open market, 506,900 shares at a cost of $14.9 million.  The Company purchased 2.1 million shares at a cost of $33.6 million in fiscal 2000 under a prior authorization.

The following table shows the Company’s obligations and commitments as of August 31, 2002, to make future payments under contractual obligations (In thousands):

	Payments Due During One Year Fiscal Period Ending
Contractual Obligations	Total	August 2003	August 2004	August 2005	August 2006	August 2007	Thereafter

Merchandise letters of credit	$76,037	$76,037	$—	$—	$—	$—	$—

Operating leases	680,322	169,240	146,652	118,929	87,770	54,982	102,749

Construction obligations	7,572	7,572	—	—	—	—	—

Total Contractual Cash Obligations	$763,931	$252,849	$146,652	$118,929	$87,770	$54,982	$102,749

                The following table shows the Company’s other commercial commitments as of August 31, 2002 (In thousands):

Other Commercial Commitments	Total Amounts Committed

Standby letters of credit	$32,175
Surety bonds	5,757
Total Commercial Commitments	$37,932

                At August 31, 2002, approximately $46.1 million of the merchandise letters of credit are included in accounts payable on the Company’s balance sheet.  A substantial portion of the outstanding amount of standby letters of credit and surety bonds (which are primarily renewed on an annual basis) are used as surety for future premium and deductible payments to the Company’s workers’ compensation and general liability insurance carrier.  The Company accrues for these liabilities as described in the “Critical Accounting Policies” section of this discussion.

Recent Accounting Pronouncements

                In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144) effective for fiscal years beginning after December 15, 2001.  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.”  The Company adopted SFAS 144 as of August 31, 2002, with no material impact on its financial position or results of operations.

                In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146) effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.  SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  The Company adopted SFAS 146 as of August 31, 2002, with no material impact on its financial position or results of operations.

Critical Accounting Policies

                                                Management believes the following accounting principles are critical because they involve significant judgments, assumptions, and estimates used in the preparation of the Company’s consolidated financial statements.

Merchandise Inventories:

                                                Inventories are valued using the retail method, based on retail prices less markon percentages, which approximates the lower of first-in, first-out (FIFO) cost or market.  The Company records adjustment to inventory through cost of goods sold when permanent retail price reductions, or markdowns, are reflected in its stores.  In addition, management makes estimates and judgments regarding, among other things, initial markups, markdowns, future demand for specific product categories and market conditions, all of which can significantly impact inventory valuation.  If actual demand or market conditions are different than those projected by management, additional markdowns may be necessary. This risk is generally higher for seasonal merchandise than for non-seasonal goods.  The Company also provides for estimated inventory losses for damaged, lost or stolen inventory for the period from the physical inventory to the financial statement date.  These estimates are based on historical experience and other factors.

Property and Equipment:

                                                Property and equipment is stated at cost.  Depreciation for financial reporting purposes is being provided principally by the straight-line method over the estimated useful lives of the related assets.  The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates.  The Company generally assigns no salvage value to property and equipment.  Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Historically, impairment losses on fixed assets have not been material to the Company’s financial position and results of operations.  Because the Company leases substantially all of its stores under operating leases, the risk of impairment of fixed assets relates principally to the leasehold improvements and other store-level assets in the event of closure.

Insurance Liabilities:

                                                The Company is primarily self-insured for health care, property loss, workers’ compensation and general liability costs.  These costs are significant primarily due to the large number of the Company’s retail locations and employees.  The Company’s self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted.  Management reviews current and historical claims data in developing its estimates.  The Company also uses information provided by outside actuaries with respect to workers’ compensation and general liability claims.  If the underlying facts and circumstances of the claims change or the historical trend is not indicative of future trends, then the Company may be required to record additional expense or a reduction to expense which could be material to the reported financial condition and results of operations.

Forward-Looking Statements

                Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements address the Company’s plans and activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, sales, cost of sales, expenses and other aspects of the Company’s business and operations.  A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company.  Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, the impact of acts of war or terrorism, changes in consumer demand and product mix, unusual weather that may temporarily impact sales, inflation, merchandise supply constraints, general transportation delays or interruptions, dependence on imports, changes in currency exchange rates, tariffs, quotas and freight rates, availability and costs of real estate, costs and delays associated with building, opening and operating new distribution facilities and stores, costs and potential problems associated with the implementation of new systems and technology, including supply chain systems and electronic commerce, changes in energy prices and the impact on consumer spending and the Company’s costs,  legal proceedings and claims, changes in health care and other insurance costs, and  the effects of legislation on wage levels and entitlement programs.  Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.  The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.

Market Price and Dividend Information

                Family Dollar’s Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO.  At November 1, 2002, there were approximately 1,875 holders of record of the Common Stock.  The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 2002 and 2001.

Market Prices and Dividends

2002	High	Low	Dividend
First Quarter	$31.35	$23.30	$.06
Second Quarter	33.95	27.00	.06	½
Third Quarter	37.25	30.06	.06	½
Fourth Quarter	36.88	25.00	.06	½

2001	High	Low	Dividend
First Quarter	$20.31	$16.75	.05	½
Second Quarter	27.37	18.38	.06
Third Quarter	29.30	22.20	.06
Fourth Quarter	30.70	24.71	.06

Family Dollar Stores, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

Years Ended (In thousands, except per share amounts)	August 31, 2002	September 1, 2001	August 26, 2000
Net sales	$4,162,652	$3,665,362	$3,132,639
Costs and expenses:
Cost of sales	2,766,733	2,439,261	2,076,916
Selling, general and administrative	1,054,298	927,679	784,812
	3,821,031	3,366,940	2,861,728

Income before income taxes	341,621	298,422	270,911
Income taxes (Note 5)	124,692	108,917	98,894

Net income	$216,929	$189,505	$172,017
Net income per common share—basic (Note 9):	$1.26	$1.10	$1.00
Average shares—basic (Note 9)	172,800	171,568	171,698
Net income per common share—diluted (Note 9):	$1.25	$1.10	$1.00
Average shares—diluted (Note 9)	174,049	172,774	172,649

The accompanying notes are an integral part of the consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

of Family Dollar Stores, Inc.

                In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 31, 2002 and September 1, 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

September 30, 2002

Charlotte, North Carolina

Family Dollar Stores, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)	August 31, 2002	September 1, 2001
ASSETS
Current assets:
Cash and cash equivalents	$220,265	$21,753
Merchandise inventories	766,631	721,560
Deferred income taxes (Note 5)	49,941	43,985
Income tax refund receivable (Note 5)	6,469	4,936
Prepayments and other current assets	12,553	15,031
Total current assets	$1,055,859	$807,265

Property and equipment, net (Note 2)	685,617	580,879
Other assets	13,143	11,601
	$1,754,619	$1,399,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$381,164	$264,965
Accrued liabilities (Note 4)	149,616	125,329
Total current liabilities	530,780	390,294

Deferred income taxes (Note 5)	$68,891	$50,436

Commitments and contingencies (Note 7)

Shareholders’ equity (Notes 8 and 9):
Preferred stock, $1 par; authorized and unissued 500,000 shares
Common stock, $.10 par; authorized 600,000,000 shares at August 31, 2002,and 300,000,000 shares at September 1, 2001	18,583	18,454
Capital in excess of par	63,294	40,318
Retained earnings	1,118,015	945,192
	1,199,892	1,003,964
Less common stock held in treasury, at cost	44,944	44,949
	1,154,948	959,015
	$1,754,619	$1,399,745

The accompanying notes are an integral part of the consolidated financial statements.

Family Dollar Stores, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended August 31, 2002, September 1, 2001 and August 26, 2000 (In thousands, except per share and share amounts)	Common stock	Capital in excess of par	Retained earnings	Treasury stock

Balance, August 29, 1999
(183,109,328 shares common stock; 10,358,466 shares treasury stock)	$18,311	$22,808	$660,880	$11,349

Net income for the year			172,017

Issuance of 527,370 common shares under employee stock option plan, including tax benefits (Note 8)	53	5,684

Purchase of 2,148,000 common shares for treasury				33,611

Issuance of 1,680 shares of treasury stock under the Family Dollar 2000 outside directors plan		25		(4)

Less dividends on common stock, $.21½ per share			(36,858)

Balance, August 26, 2000
(183,636,698 shares common stock; 12,504,786 shares treasury stock)	18,364	28,517	796,039	44,956

Net income for the year			189,505

Issuance of 901,895 common shares under employee stock option plan, including tax benefits (Note 8)	90	11,768

Issuance of 1,832 shares of treasury stock under the Family Dollar 2000 outside directors plan		33		(7)

Less dividends on common stock, $.23½ per share			(40,352)

Balance, September 1, 2001
(184,538,593 shares common stock; 12,502,954 shares treasury stock)	18,454	40,318	945,192	44,949

Net income for the year			216,929

Issuance of 1,292,308 common shares under employee stock option plan, including tax benefits (Note 8)	129	22,941

Issuance of 1,288 shares of treasury stock under the Family Dollar 2000 outside directors plan		35		(5)

Less dividends on common stock, $.25½ per share			(44,106)

Balance, August 31, 2002
(185,830,901 shares common stock; 12,501,666 shares treasury stock)	$18,583	$63,294	$1,118,015	$44,944

The accompanying notes are an integral part of the consolidated financial statemnets.

Family Dollar Stores, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended (In thousands)	August 31, 2002	September 1, 2001	August 26, 2000
Cash flows from operating activities:
Net income	$216,929	$189,505	$172,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,015	67,685	54,510
Deferred income taxes	12,499	24,281	3,182
(Gain) Loss on disposition of property and equipment	2,287	(809)	417
Changes in operating assets and liabilities:
Merchandise inventories	(45,071)	(76,946)	(75,833)
Income tax refund receivable	(1,533)	(4,936)	—
Prepayments and other current assets	2,478	(4,094)	(2,131)
Other assets	(1,542)	(6,144)	(1,301)
Accounts payable and accrued liabilities	139,541	(15,455)	34,976
Income taxes payable	—	(7,177)	(2,281)
	402,603	165,910	183,556
Cash flows from investing activities:
Capital expenditures	(186,687)	(162,848)	(172,056)
Proceeds from dispositions of property and equipment	2,647	2,678	685
	(184,040)	(160,170)	(171,371)
Cash flows from financing activities:
Net (purchases) / reissuance of stock for treasury	5	7	(33,607)
Exercise of employee stock options, including tax benefits	23,105	11,891	5,762
Payment of dividends	(43,161)	(39,443)	(36,083)
	(20,051)	(27,545)	(63,928)

Net increase (decrease) in cash and cash equivalents	198,512	(21,805)	(51,743)
Cash and cash equivalents at beginning of year	21,753	43,558	95,301
Cash and cash equivalents at end of year	$220,265	$21,753	$43,558

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$158	$554	$—
Income taxes	103,601	91,113	95,317

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended August 31, 2002, September 1, 2001 and August 26, 2000

1.  Description of Business and Summary of Significant Accounting Policies:

Description of business:

The Company operates a chain of neighborhood retail discount stores in 41 contiguous states in the Northeast, Southeast, Midwest and Southwest.  The Company manages its business on the basis of one reportable segment.  The Company’s products include hardlines merchandise such as household products, health and beauty aids and snack and other food, and softlines merchandise such as clothing, shoes and domestic items.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.  All significant intercompany balances and transactions have been eliminated.

Cash equivalents:

                                                The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  The carrying amount of the Company’s cash equivalents approximates fair value due to the short maturities of these investments.  The Company maintains cash deposits with major banks which from time to time may exceed federally insured limits.  The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

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

Estimated useful lives are as follows:
Buildings	33-40 years
Furniture, fixtures and equipment	3-10 years
Transportation equipment	3-10 years
Leasehold improvements	5-10 years

The Company capitalizes certain costs incurred in connection with developing, obtaining and implementing software for internal use.  Capitalized costs are amortized over the expected economic life of the assets, generally ranging from five to eight years.

Insurance liabilities:

                                                The Company is primarily self-insured for health care, property loss, worker’s compensation and general liability costs.  These liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted.

Advertising costs:

                                                Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising is run and amounted to $0.5 million, $2.7 million and $8.7 million in fiscal 2002, 2001 and 2000, respectively.

Store opening and closing costs:

                                                The Company charges pre-opening costs against operating results when incurred.  When a store is closed, the remaining investment in fixed assets, net of expected recovery value, is expensed.  For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease and lease termination recoveries, is expensed when the closing has occurred.

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

Stock options:

                                                The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.  The exercise price of options awarded under the Company’s non-qualified stock option plan has been equal to the fair market value of the underlying common stock on the date of grant.  Accordingly, no compensation expense has been recognized for options granted under the plan.  Income tax benefits attributable to stock options exercised are credited to capital in excess of par.

Fiscal year:

The Company’s fiscal year generally ends on the Saturday closest to August 31.  Fiscal years 2002 and 2000 included 52 weeks, and fiscal year 2001 included 53 weeks.

Use of estimates:

                                                The preparation of the Company’s consolidated financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

2. Property and Equipment:

(In thousands)	August 31, 2002	September 1, 2001
Buildings	$256,400	$196,909
Furniture, fixtures and equipment	552,284	475,389
Transportation equipment	44,785	43,293
Leasehold improvements	152,320	126,938
Construction in progress	24,367	22,579
	1,030,156	865,108

Less accumulated depreciation and amortization	376,289	307,143
	653,867	557,965
Land	31,750	22,914
	$685,617	$580,879

3.              Revolving Credit Facilities and Short-Term Borrowings:

The Company has unsecured revolving credit facilities with banks for short-term borrowings of up to $200 million.  One hundred million dollars of the facilities expires on May 29, 2003, and the remaining $100 million expires on May 31, 2004.  The Company expects that the facilities expiring on May 29, 2003, will be extended.  Borrowings under these facilities are at a variable interest rate based on short-term market interest rates.  The Company may convert up to $100 million of the facilities expiring on May 31, 2004, into either a five or seven-year term loan, at the banks’ variable prime rate.

                Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 31, 2002 were as follows (In thousands):

	2002	2001	2000
Interest expense	$158	$554	—
Average borrowings outstanding	$5,800	$7,700	—
Maximum month-end outstanding	$42,500	$54,700	—
Interest rates at year-end	N/A	N/A	N/A
Daily weighted average interest rates	2.7%	6.9%	N/A

4.  Accrued Liabilities:

(In thousands)	August 31, 2002	September 1, 2001
Compensation	$35,624	$27,921
Insurance	63,733	43,292
Taxes other than income taxes	32,611	32,416
Other	17,648	21,700
	$149,616	$125,329

5. Income Taxes:

                The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 31, 2002 and September 1, 2001 were as follows (In thousands):

	August 31, 2002	September 1, 2001
Deferred income tax liabilities:
Excess of book over tax basis of property and equipment	$68,891	$50,436

Deferred income tax assets:
Excess of tax over book basis of inventories	$18,947	$17,572
Currently nondeductible accruals for:
Insurance	24,792	17,122
Vacation and bonus pay	3,959	4,126
Other	2,243	5,165
Total deferred income tax assets	$49,941	$43,985

                The provisions for income taxes in each of the three years in the period ended August 31,2002, were as follows (In thousands):

	2002	2001	2000
Current:
Federal	$103,210	$77,866	$85,859
State	8,983	6,770	9,853
	112,193	84,636	95,712

Deferred:
Federal	11,839	22,761	1,567
State	660	1,520	1,615
	12,499	24,281	3,182
Total	$124,692	$108,917	$98,894

                The following table summarizes the components of income tax expense in each of the three years in the period ended August 31, 2002 (In thousands):

	2002		2001		2000
	Income tax expense	% of pre-tax income	Income tax expense	% of pre-tax income	Income tax expense	% of pre-tax income
Computed “expected” federal income tax	$119,567	35.0	$104,448	35.0	$94,819	35.0
State income taxes, net of federal income tax benefit	6,363	1.9	5,518	1.8	5,302	2.0
Other	(1,238)	(0.4)	(1,049)	(0.3)	(1,227)	(0.5)
Actual income tax expense	$124,692	36.5	$108,917	36.5	$98,894	36.5

6.     Employee Benefit Plans:

Incentive compensation plan:

The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company’s consolidated income before income taxes.  Expenses under the profit-sharing plan were $6.3 million in fiscal 2002, $2.7 million in fiscal 2001 and $4.0 million in fiscal 2000.

Compensation deferral plan:

The Company has a voluntary compensation deferral plan, under Section 401(k) of the Internal Revenue Code, available to eligible employees.  At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan.  Company expenses for contributions to the plan were $2.0 million in fiscal 2002, $1.7 million in fiscal 2001 and $1.4 million in fiscal 2000.  In addition in fiscal 2002, the Company accrued approximately $1.3 million related to the retirement of its Chairman of the Board.

7.     Commitments and Contingencies:

Operating leases:

Except for its executive offices and primary distribution centers, the Company generally conducts its operations from leased facilities.  Normally, store real estate leases are for initial terms of from five to ten years with multiple renewal options for additional five-year periods.  Certain leases provide for contingent rental payments based upon a percentage of store sales.  The Company also has long-term leases for equipment generally with lease terms of five years or less.

Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended August 31, 2002 were as follows (In thousands):

	2002	2001	2000
Minimum rentals, net of minor sublease rentals	$180,318	$154,654	$126,490
Contingent rentals	5,054	4,295	3,819
	$185,372	$158,949	$130,309

The following table shows the Company’s obligations and commitments to make future payments under contractual obligations, including future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year (In thousands):

	Payments Due During One Year Fiscal Period Ending
Contractual Obligations	Total	August 2003	August 2004	August 2005	August 2006	August 2007	Thereafter

Merchandise letters of credit	$76,037	$76,037	$—	$—	$—	$—	$—
Operating leases	680,322	169,240	146,652	118,929	87,770	54,982	102,749
Construction obligations	7,572	7,572	—	—	—	—	—
Total Contractual Cash Obligations	$763,931	$252,849	$146,652	$118,929	$87,770	$54,982	$102,749

The following table shows the Company’s other commercial commitments as of August 31, 2002 (In thousands):

Other Commercial Commitments	Total Amounts Committed

Standby letters of credit	$32,175
Surety bonds	5,757
Total Commercial Commitments	$37,932

At August 31, 2002, approximately $46.1 million of the merchandise letters of credit are included in accounts payable on the Company’s balance sheet.  A substantial portion of the outstanding amount of standby letters of credit and surety bonds (which are primarily renewed on an annual basis) are used as surety for future premium and deductible payments to the Company’s workers’ compensation and general liability insurance carrier.  The Company accrues for these future payment liabilities based on the total estimated costs of claims filed and claims incurred but not reported, and are not discounted.

Litigation:

On January 30, 2001, Janice Morgan and Barbara Richardson, two individuals who have held the position of Store Manager for subsidiaries of the Company, filed a Complaint against the Company in the United States District Court for the Northern District of Alabama.  The Complaint has been amended to add as plaintiffs five more individuals who have held the position of Store Manager for subsidiaries of the Company.  Thereafter, notice of the pendency of the lawsuit was sent to 797 current and former Store Managers holding the position on or after July 1, 1999.  Approximately 180 of those have filed consent forms and joined the lawsuit as plaintiffs.  The Court has granted the plaintiffs’ motion for permission to send notice of the pendency of the lawsuit to all other current and former Store Managers holding the position on or after July 1, 1999.  The Complaint alleges that the Company violated the Fair Labor Standards Act by classifying the plaintiffs and other similarly situated current and former Store Managers as “exempt” employees who are not entitled to overtime compensation.  Plaintiffs seek to recover for themselves, and also for other similarly situated current and former Store Managers who may wish to join this collective action, unpaid overtime compensation, prejudgment interest, liquidated damages, an award of attorneys’ fees, costs and expenses, and such other relief as the Court may deem proper.  The lawsuit is currently in the early discovery phase and the amount of any potential loss cannot be determined at this time.  The Company is vigorously defending this action.  While the outcome of any litigation is inherently uncertain, the Company believes that the Store Managers are “exempt” employees under the Fair Labor Standards Act and have been properly compensated, and that the Company has meritorious defenses that should enable it to ultimately prevail.

The Company is subject to legal proceedings and claims which arise in the ordinary course of business.  The Company believes that the final disposition of these matters will not have a material adverse effect on its financial position, results of operations or liquidity.

8.     Employee Stock Option Plan:

                The Company’s non-qualified stock option plan provides for the granting of options to key employees to purchase shares of common stock at prices not less than fair market value on the date of the grant.  Options are exercisable to the extent of 40% after the second anniversary of the grant, an additional 30% annually on a cumulative basis, and expire five years from the date of the grant.

                The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation.”  If compensation cost for the Company’s stock-based compensation plan had been determined based on fair value at the grant date for awards under this plan consistent with the methodology prescribed under this statement, net income and net income per share would have been reduced to the pro forma amounts indicated in the table below (In thousands, except per share amounts).

	August 31, 2002	September 1, 2001	August 26, 2000
Net income—as reported	$216,929	$189,505	$172,017
Net income—pro forma	$212,649	$186,047	$169,700
Net income per share— as reported
basic	$1.26	$1.10	$1.00
diluted	$1.25	$1.10	$1.00
Net income per share— pro forma
basic	$1.23	$1.08	$.99
diluted	$1.22	$1.08	$.98

                The average fair value of options granted during fiscal 2002, 2001 and 2000 is $8.61, $6.37 and $5.82 per share, respectively.

                The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	August 31, 2002	September 1, 2001	August 26, 2000
Expected dividend yield	1.03%	1.26%	1.00%
Expected stock price volatility	44.31%	41.43%	35.32%
Weighted average risk-free interest rate	3.99%	5.96%	6.01%
Expected life of options (years)	3.5	3.5	3.5

                The summary of the status of the Company’s stock based compensation plan as of August 31, 2002, September 1, 2001 and August 26, 2000, and changes during the years then ended were as follows (In thousands, except per share amounts):

	Options Outstanding	Range of Option Prices Per Share			Weighted Average Exercise Price
Balance, August 29, 1999	3,911	$ 3.83	to	$24.75	$10.50
Granted	918	14.75	to	21.75	18.46
Exercised	(527)	3.83	to	17.38	5.40
Cancelled	(133)	5.00	to	23.50	14.62
Balance, August 26, 2000	4,169	$ 3.83	to	$24.75	$12.76
Granted	1,344	17.50	to	30.25	18.41
Exercised	(902)	3.83	to	24.25	7.13
Cancelled	(225)	4.08	to	24.50	16.90
Balance, September 1, 2001	4,386	$ 5.58	to	$30.25	$15.44
Granted	1,475	24.25	to	35.50	25.02
Exercised	(1,292)	5.58	to	24.75	10.02
Cancelled	(158)	11.38	to	34.75	20.42
Balance, August 31, 2002	4,411	$11.38	to	$35.50	$20.05

                At August 31, 2002, September 1, 2001 and August 26, 2000, options for 1.5 million, 1.5 million and 1.4 million shares were exercisable, respectively.  The following table summarizes information about stock options outstanding at August 31, 2002 (In thousands, except per share amounts):

			Options Outstanding				Options Exercisable
Range of Exercise Prices			Number Outstanding at 8/31/02	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable at 8/31/02	Weighted Average Exercise Price
$11.38	to	$17.76	1,839	1.99	years	$16.57	1,061	$16.14
17.77	to	24.24	1,056	2.19		18.94	403	18.99
24.25	to	35.50	1,516	4.09		25.06	15	24.57
$11.38	to	$35.50	4,411	2.76	years	$20.05	1,479	$17.00

                At August 31, 2002, September 1, 2001 and August 26, 2000, shares available for granting of stock options under the Company’s stock option plan were 2.9 million, 4.2 million and 5.3 million shares, respectively.

9.     Common Stock:

                Basic net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period.  Diluted net income per common share gives effect to all securities representing potential common shares that were dilutive and outstanding during the period.  In the calculation of diluted net income per common share, the denominator includes the number of additional common shares that would have been outstanding if the Company’s outstanding stock options had been exercised.

                The following table sets forth the computation of basic and diluted net income per common share (In thousands, except per share amounts):

	August 31, 2002	September 1, 2001	August 26, 2000
Basic net income per share: Net income	$216,929	$189,505	$172,017
Weighted average number of shares outstanding	172,800	171,568	171,698
Net income per common share—basic	$1.26	$1.10	$1.00
Diluted net income per share: Net income	$216,929	$189,505	$172,017
Weighted average number of shares outstanding	172,800	171,568	171,698
Effect of dilutive securities—stock options	1,249	1,206	951
Average shares—diluted	174,049	172,774	172,649
Net income per common share—diluted	$1.25	$1.10	$1.00

10.  Unaudited Summaries of Quarterly Results:

	First	Second	Third	Fourth
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter

2002
Net sales	$977,133	$1,105,165	$1,022,082	$1,058,272
Gross margin	334,413	364,745	355,347	341,414
Net income	50,207	63,768	61,060	41,894
Net income per common share*	$.29	$.37	$.35	$.24

2001
Net sales	$820,148	$1,037,368	$887,037	$920,809
Gross margin	284,414	338,459	312,432	290,796
Net income	41,461	60,455	53,489	34,100
Net income per common share*	$.24	$.35	$.31	$.20

2000
Net sales	$713,521	$858,500	$770,776	$789,842
Gross margin	247,341	284,135	272,434	251,813
Net income	36,583	54,981	50,131	30,322
Net income per common share*	$.21	$.32	$.29	$.18

*  Figures represent diluted earnings per share.

11.       Related Party Transactions:

                The Company purchased a variety of merchandise in the ordinary course of business from entities owned or represented by non-employee family members of the Company’s Chairman of the Board and the President and Chief Executive Officer.  These transactions totaled approximately $11.3 million, $8.9 million and $7.1 million in fiscal 2002, 2001 and 2000, respectively.  The Company also leased space in a building for storing merchandise from an entity in which the Chairman of the Board and his brother each owns a 50% interest.  A total of $171,470, $257,208 and $254,671 in rent was paid in fiscal 2002, 2001 and 2000, respectively.  The term of this lease expired on April 30, 2002, and was not renewed.

12.       Subsequent Event (Unaudited):

                On October 9, 2002, the Company announced that the Board of Directors authorized the purchase of up to 5 million shares of its outstanding common stock from time to time as market conditions warrant.  As of November 1, 2002, the Company had purchased in the open market, 506,900 shares at a cost of $14.9 million.  The Company purchased 2.1 million shares at a cost of $33.6 million in fiscal 2000 under a prior authorization.