Form 10-K, Exhibit 13
period 2003-08-30
FAMILY DOLLAR STORES INC
filed 2003-11-26
CIK 34408

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion summarizes the significant factors affecting the consolidated results of operations and financial condition of the Company for the fiscal years ended August 30, 2003 and August 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this Annual Report.

Net Sales

        Net sales increased approximately 14.1% ($587.5 million) in fiscal 2003 compared with fiscal 2002, and approximately 13.6% ($497.3 million) in fiscal 2002 compared with fiscal 2001. The calendar followed by the Company and most retailers included a non-comparative fifth week in January 2001 resulting in there being 53 weeks in fiscal 2001. Sales for this week were approximately $66.5 million. The increases in fiscal 2003 and fiscal 2002 were attributable to increased sales in existing stores (stores open more than 13 months) and sales from new stores opened as part of the Company's store expansion program.

        Sales in existing stores increased approximately 3.8% in fiscal 2003 and 5.8% in fiscal 2002, as compared with the respective prior years, as customers continued to respond favorably to the Company's everyday low pricing strategy and shift in the merchandise mix toward more basic consumable hardlines merchandise. In fiscal 2003, the customer count, as measured by the number of register transactions in existing stores, increased approximately 1.9%, and the average transaction increased approximately 1.6% to $8.87. Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in existing stores of approximately 4.3% in fiscal 2003. Hardlines as a percentage of total sales increased to 76.7% in fiscal 2003

SUMMARY OF SELECTED FINANCIAL DATA

Years Ended (In thousands, except per share amounts and store data)	August 30, 2003	August 31, 2002	September 1, 2001	August 26, 2000	August 28, 1999
Net sales	$4,750,171	$4,162,652	$3,665,362	$3,132,639	$2,751,181
Cost of sales and operating expenses	4,360,446	3,821,031	3,366,940	2,861,728	2,528,502
Income before income taxes and cumulative effect of accounting change	389,725	341,621	298,422	270,911	222,679
Income taxes	142,250	124,692	108,917	98,894	82,600
Income before cumulative effect of accounting change	247,475	216,929	189,505	172,017	140,079
Cumulative effect of change in method of accounting for income taxes	—	—	—	—	—
Net income	247,475	216,929	189,505	172,017	140,079
Earnings per common share:
Income before cumulative effect of accounting change(1)	$1.43	$1.25	$1.10	$1.00	$0.81
Net income(1)	$1.43	$1.25	$1.10	$1.00	$0.81
Dividends declared	$49,890	$44,106	$40,352	$36,858	$33,657
Dividends declared per common share	$0.29	$.25 1/2	$.23 1/2	$.21 1/2	$.19 1/2
Total assets	$1,985,695	$1,754,619	$1,399,745	$1,243,714	$1,095,252
Working capital	$561,161	$525,079	$416,971	$338,655	$341,408
Shareholders' equity	$1,310,969	$1,154,948	$959,015	$797,964	$690,650
Stores opened	475	525	502	406	366
Stores closed	(64)	(50)	(50)	(41)	(59)
Number of stores—end of year	5,027	4,616	4,141	3,689	3,324
Years Ended (In thousands, except per share amounts and store data)	August 29, 1998	August 31, 1997	August 31, 1996	August 31, 1995	August 31, 1994
Net sales	$2,361,930	$1,994,973	$1,714,627	$1,546,895	$1,428,440
Cost of sales and operating expenses	2,195,942	1,873,496	1,615,861	1,452,519	1,328,323
Income before income taxes and cumulative effect of accounting change	165,988	121,477	98,766	94,376	100,117
Income taxes	62,700	46,800	38,178	36,266	38,157
Income before cumulative effect of accounting change	103,288	74,677	60,588	58,110	61,960
Cumulative effect of change in method of accounting for income taxes	—	—	—	—	1,139
Net income	103,288	74,677	60,588	58,110	63,099
Earnings per common share:
Income before cumulative effect of accounting change(1)	$0.60	$0.44	$0.35	$0.34	$0.36
Net income(1)	$0.60	$0.44	$0.35	$0.34	$0.37
Dividends declared	$30,116	$26,849	$24,435	$21,837	$18,656
Dividends declared per common share	$.17 1/2	$.15 2/3	$.14 1/3	$.12 2/3	$0.11
Total assets	$942,180	$780,294	$696,808	$636,234	$592,822
Working capital	$303,354	$283,476	$273,694	$264,672	$230,235
Shareholders' equity	$578,150	$500,198	$444,957	$407,751	$370,172
Stores opened	315	236	223	213	202
Stores closed	(65)	(50)	(58)	(12)	(22)
Number of stores—end of year	3,017	2,767	2,581	2,416	2,215

(1)
Figures represent diluted earnings per common share.

compared to 76.4% in fiscal 2002. Softlines as a percentage of sales decreased to 23.3% in fiscal 2003 (with hanging apparel and shoes representing 12.4%, basic apparel 4.4% and domestics 6.5%) compared to 23.6% in fiscal 2002 (with hanging apparel and shoes representing 12.4%, basic apparel 4.5% and domestics 6.7%). By the end of the second quarter of fiscal 2003, all stores had anniversaried the fiscal 2002 program in which the Company eliminated approximately one-half of the shoe inventories. Therefore, the sales of hardlines and softlines is now on a more comparative basis year over year. Notwithstanding this change, softline sales in existing stores increased approximately 2.1% in fiscal 2003. For fiscal 2004, the Company's plan is for sales in existing stores to increase in the 4% to 6% range.

        The Company reduced the number of advertising circulars distributed in fiscal 2003 to one, which was one less than was distributed in fiscal 2002. The adverse sales impact of discontinuing one circular was offset by the increased customer traffic generated by the everyday low pricing strategy and shift in the merchandise mix. For fiscal 2004, the Company plans to distribute one circular.

        The existing store sales increase of approximately 5.8% in fiscal 2002 was also primarily attributable to the favorable customer response to everyday low pricing and increased sales of hardlines. In fiscal 2002, the average transaction increased approximately 1.9% to $8.75 and the customer count increased approximately 3.8%. In fiscal 2002, existing store hardlines sales increased approximately 8.4% and softlines sales decreased approximately 1.7%. Sales in fiscal 2002 were impacted by a space reallocation program completed in all stores in January 2002 that reduced the space allocated to shoes. The Company distributed two advertising circulars in fiscal 2002 and three advertising circulars in fiscal 2001.

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

        During fiscal 2003, the Company opened 475 stores and closed 64 stores for a net addition of 411 stores, compared with the opening of 525 stores and closing of 50 stores for a net addition of 475 stores during fiscal 2002. In the last two years, the Company's traditional opportunistic approach to locating potential new sites has become more strategic with the objective of improving new store performance. The Company is realizing this objective with the sales performance of new stores (stores open 13 months or less) equal to approximately 96% of the chain average in fiscal 2003 versus 88% in fiscal 2002. This strategic approach has lead to an increase in the number of new stores opened in urban markets with approximately 55% of fiscal 2003 new stores opened in urban markets versus 40% of fiscal 2002 new stores. The time it is taking to open new stores in urban markets, including time for the permitting process and the completion of leasehold improvements and new construction, is substantially longer than the time for opening stores in non-urban markets. This impacted the number of stores the Company was able to open in fiscal 2003. The Company also expanded or relocated 103 stores in fiscal 2003, compared with 121 stores that were expanded or relocated in fiscal 2002. In addition, approximately 42 stores in both fiscal 2003 and 2002 were renovated. The Company currently plans to open approximately 565 stores and close approximately 60 stores for a net addition of 505 stores during fiscal 2004. The Company also currently expects to renovate an additional 50 stores and expand or relocate approximately 125 stores in fiscal 2004. Store opening, closing, expansion, relocation and renovation plans are continuously reviewed and are subject to change.

Cost of Sales and Margin

        Cost of sales increased approximately 13.7% ($379.1 million) in fiscal 2003 compared with fiscal 2002, and approximately 13.4% ($327.5 million) in fiscal 2002 compared with fiscal 2001. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 66.2% in fiscal 2003, and 66.5% in both fiscal 2002 and fiscal 2001. The decrease in the cost of sales percentage for fiscal 2003 was due primarily to improved initial margins and the favorable impact of supply chain initiatives including the opening of the seventh full-service distribution center and the implementation of a transportation management system. The cost of sales percentages also are impacted by the effectiveness of merchandise purchasing programs and by changes in merchandise shrinkage losses and freight costs. The cost of sales percentage for fiscal 2002 remained at the same level as for fiscal 2001 as the adverse margin impact of increased sales of basic consumables was offset by lower markdowns of seasonal merchandise in the second and fourth quarters of fiscal 2002.

        For fiscal 2004, the Company's plan is for the cost of sales percentage to decrease slightly as compared to the percentage in fiscal 2003, primarily as a result of a change in the accounting for certain vendor allowances. This change is pursuant to Emerging Issues Task Force Issue No. 02-16, as described in "Recent Accounting Pronouncements" below.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased approximately 15.2% ($160.4 million) in fiscal 2003 compared with fiscal 2002, and approximately 13.6% ($126.6 million) in fiscal 2002 compared with fiscal 2001. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation and the ramp-up of the seventh distribution center. As a percentage of net sales, selling, general and administrative expenses were 25.6% in fiscal 2003 and 25.3% in both fiscal 2002 and fiscal 2001. The increase in the selling, general and administrative expense for fiscal 2003 was due primarily to increased insurance costs (primarily workers' compensation) and legal related costs. In addition, the loss of planned sales due to opening of a lesser number of new stores than originally planned also adversely impacted expense leverage. This was offset slightly due to the elimination of an advertising circular distributed in fiscal 2002 at the end of November and the beginning of December.

        The percentage remained at the same level in fiscal 2002 as compared to fiscal 2001. Increased labor productivity, lower utility costs and the elimination of an advertising circular coupled with expense leverage from a 5.8% increase in existing store sales were offset by rising insurance and store lease costs and the prior year leverage effect of the extra week in fiscal 2001.

        For fiscal 2004, the Company's plan is for the selling, general and administrative expense percentage of sales to increase slightly as compared to the percentage in fiscal 2003, primarily as result of the change in the accounting for certain vendor allowances.

Income Taxes

        The effective tax rate was 36.5% in fiscal 2003, fiscal 2002, and fiscal 2001. For fiscal 2004, the Company's plan is for the effective tax rate to remain at approximately the same level as the rate in fiscal 2003.

Liquidity and Capital Resources

        The Company has consistently maintained a strong liquidity position. Cash provided by operating activities during fiscal 2003 was $295.0 million as compared to $402.6 million in fiscal 2002 and $165.9 million in fiscal 2001. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program, cash dividend payments and any repurchase of the Company's Common Stock. In addition, the Company maintains $200 million of unsecured revolving credit facilities with banks for short-term financing of seasonal cash needs. One hundred million dollars of the facilities expires on May 27, 2004 and the remaining $100 million expires on May 31, 2005. The

Company had no borrowings against these facilities during fiscal 2003. There were no long-term borrowings during fiscal 2003, 2002 or 2001.

        Merchandise inventories at August 30, 2003 increased 11.4% over the level at August 31, 2002. This increase was due to additional inventory for 411 net new stores, early receipt of certain seasonal merchandise, and a buildup to support a transition in the merchandise assortments of the home departments (domestics, houseware and giftware). This was partially offset by improved inventory turnover due to supply chain initiatives.

        The increase in capital expenditures to $219.8 million in fiscal 2003 from $186.7 million in fiscal 2002 primarily was due to expenditures incurred in fiscal 2003 to complete construction of the seventh distribution center and costs incurred to purchase a greater number of owned stores. Capital expenditures for fiscal 2004 are expected to be approximately $275 million, which primarily represent estimated expenditures for new store expansion, including construction of an increased number of stores, existing store expansion, relocation, and renovation, the construction of the eighth distribution center and expenditures related to store-focused technology infrastructure. The new store expansion and eighth distribution center will also require additional investment in merchandise inventories.

        Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations is expected to be sufficient to meet planned liquidity and capital resource needs, including store expansion and other capital spending programs and any repurchase of the Company's Common Stock. In addition, the Company has available revolving credit facilities as discussed above.

        On October 9, 2002, the Board of Directors authorized the purchase of up to 5 million shares of its outstanding Common Stock from time to time as market conditions warrant. The Company purchased in the open market 2.2 million shares at a cost of $65.9 million in fiscal 2003.

        The following table shows the Company's obligations and commitments as of August 30, 2003, to make future payments under contractual obligations (In thousands):

	Payments Due During One Year Fiscal Period Ending
Contractual Obligations	Total	August 2004	August 2005		August 2006		August 2007		August 2008		Thereafter
Merchandise letters of credit	$56,430	$56,430	$		$		$		$		$
Operating leases	796,565	190,840		167,434		136,444		102,997		67,204		131,646
Construction obligations	17,044	17,044

Total Contractual Cash Obligations	$870,039	$264,314		$167,434		$136,444		$102,997		$67,204		$131,646

        The following table shows the Company's other commercial commitments as of August 30, 2003 (In thousands):

Other Commercial Commitments	Total Amounts Committed
Standby letters of credit	$50,600
Surety bonds	6,018

Total Commercial Commitments	$56,618

        At August 30, 2003, approximately $41.2 million of the merchandise letters of credit are included in accounts payable on the Company's balance sheet. A substantial portion of the outstanding amount of standby letters of credit and surety bonds (which are primarily renewed on an annual basis) are used as surety for future premium and deductible payments to the Company's workers' compensation and general liability insurance carrier. The Company accrues for these liabilities as described in the "Critical Accounting Policies" section of this discussion.

Recent Accounting Pronouncements

        In March 2003, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" (EITF 02-16). Under EITF 02-16, cash consideration received from a vendor is presumed to be a reduction of the purchase cost of merchandise and should be reflected as a reduction of cost of sales or revenue as prescribed in the consensus unless it can be demonstrated this offsets an incremental expense, in which case it can be netted against that expense. The new guidance should be applied to new arrangements, including modifications of existing arrangements, entered into after December 31, 2002. The Company adopted EITF 02-16 in fiscal 2003 with no significant impact on its financial position or results of operations.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS No. 148). SFAS No.148 amends SFAS No. 123, "Accounting for Stock-Based Compensation". Although SFAS No. 148 does not require use of fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and net income per common share in annual and interim financial statements.    SFAS No. 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of disclosure requirements of APB No. 28 is effective for interim periods beginning after December 15, 2002. Although the Company has not changed to the fair value method, the disclosure requirements of SFAS No. 148 have been adopted beginning with the third quarter of fiscal 2003.

Critical Accounting Policies

        Management believes the following accounting principles are critical because they involve significant judgments, assumptions, and estimates used in the preparation of the Company's consolidated financial statements.

Merchandise Inventories:

        Inventories are valued using the retail method, based on retail prices less markon percentages, which approximates the lower of first-in, first-out (FIFO) cost or market. The Company records adjustment to inventory through cost of goods sold when permanent retail price reductions, or markdowns, are taken against on-hand inventory. In addition, management makes estimates and judgments regarding, among other things, initial markups, markdowns, future demand for specific product categories and market conditions, all of which can significantly impact inventory valuation. If actual demand or market conditions are different than those projected by management, additional markdowns may be necessary. This risk is generally higher for seasonal merchandise than for non-seasonal goods. The Company also provides for estimated inventory losses for damaged, lost or stolen inventory for the period from the physical inventory to the financial statement date. These estimates are based on historical experience and other factors.

Property and Equipment:

        Property and equipment is stated at cost. Depreciation for financial reporting purposes is being provided principally by the straight-line method over the estimated useful lives of the related assets.

The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. The Company generally assigns no salvage value to property and equipment. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, impairment losses on fixed assets have not been material to the Company's financial position and results of operations.

Insurance Liabilities:

        The Company is primarily self-insured for health care, property loss, workers' compensation and general liability costs. These costs are significant primarily due to the large number of the Company's retail locations and employees. The Company's self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted. Management reviews current and historical claims data in developing its estimates. The Company also uses information provided by outside actuaries with respect to workers' compensation and general liability claims. If the underlying facts and circumstances of the claims change or the historical trend is not indicative of future trends, then the Company may be required to record additional expense or a reduction to expense which could be material to the reported financial condition and results of operations.

Forward-Looking Statements

        Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's plans and activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, sales, cost of sales, expenses, the outcome of legal proceedings and other aspects of the Company's business and operations. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, the impact of acts of war or terrorism, changes in consumer demand and product mix, unusual weather that may temporarily impact sales, inflation, merchandise supply constraints, general transportation delays or interruptions, dependence on imports, changes in currency exchange rates, tariffs, quotas and freight rates, availability and costs of real estate, costs and delays associated with building, opening and operating new distribution facilities and stores, costs and potential problems associated with the implementation of new systems and technology, including supply chain systems and electronic commerce, changes in energy prices and the impact on consumer spending and the Company's costs, legal proceedings and claims, changes in health care and other insurance costs, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.

Market Price and Dividend Information

        Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 2003, there were approximately 1,825 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 2003 and 2002.

Market Prices and Dividends

2003	High	Low	Dividend	2002	High	Low	Dividend
First Quarter	$32.45	$23.75	$.06 1/2	First Quarter	$31.35	$23.30	$.06
Second Quarter	32.30	27.43	.07 1/2	Second Quarter	33.95	27.00	.06 1/2
Third Quarter	36.59	25.46	.07 1/2	Third Quarter	37.25	30.06	.06 1/2
Fourth Quarter	40.46	35.55	.07 1/2	Fourth Quarter	36.88	25.00	.06 1/2

Report of Independent Auditors

To the Board of Directors and Shareholders
of Family Dollar Stores, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 30, 2003 and August 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

September 29, 2003
Charlotte, North Carolina

Family Dollar Stores, Inc. and Subsidiaries
 CONSOLIDATED STATEMENTS OF INCOME

Years Ended (In thousands, except per share amounts)	August 30, 2003	August 31, 2002	September 1, 2001
Net sales	$4,750,171	$4,162,652	$3,665,362
Costs and expenses:
Cost of sales	3,145,788	2,766,733	2,439,261
Selling, general and administrative	1,214,658	1,054,298	927,679

	4,360,446	3,821,031	3,366,940

Income before income taxes	389,725	341,621	298,422
Income taxes (Note 5)	142,250	124,692	108,917

Net income	$247,475	$216,929	$189,505

Net income per common share—basic (Note 9)	$1.44	$1.26	$1.10

Average shares—basic (Note 9)	172,346	172,800	171,568

Net income per common share—diluted (Note 9)	$1.43	$1.25	$1.10

Average shares—diluted (Note 9)	173,354	174,049	172,774

The accompanying notes are an integral part of the consolidated financial statements.

Family Dollar Stores, Inc. and Subsidiaries
 CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)	August 30, 2003	August 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$206,731	$220,265
Merchandise inventories	854,370	766,631
Deferred income taxes (Note 5)	61,769	49,941
Income tax refund receivable (Note 5)	—	6,469
Prepayments and other current assets	33,622	12,553

Total current assets	$1,156,492	$1,055,859
Property and equipment, net (Note 2)	812,123	685,617
Other assets	17,080	13,143

	$1,985,695	$1,754,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$401,799	$381,164
Accrued liabilities (Note 4)	192,861	149,616
Income taxes payable (Note 5)	671	—

Total current liabilities	595,331	530,780

Deferred income taxes (Note 5)	$79,395	$68,891

Commitments and contingencies (Note 7)
Shareholders' equity (Notes 8 and 9):
Preferred stock, $1 par; authorized and unissued 500,000 shares
Common stock, $.10 par; authorized 600,000,000 shares	18,691	18,583
Capital in excess of par	87,457	63,294
Retained earnings	1,315,600	1,118,015

	1,421,748	1,199,892

Less common stock held in treasury, at cost	110,779	44,944

	1,310,969	1,154,948

	$1,985,695	$1,754,619

The accompanying notes are an integral part of the consolidated financial statements.

Family Dollar Stores, Inc. and Subsidiaries
 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended August 30, 2003, August 31, 2002 and September 1, 2001 (In thousands, except per share and share amounts)	Common stock	Capital in excess of par	Retained earnings	Treasury stock
Balance, August 27, 2000
(183,636,698 shares common stock; 12,504,786 shares treasury stock)	$18,364	$28,517	$796,039	$44,956
Net income for the year			189,505
Issuance of 901,895 common shares under employee stock option plan, including tax benefits (Note 8)	90	11,768
Issuance of 1,832 shares of treasury stock under the Family Dollar 2000 outside directors plan		33		(7)
Less dividends on common stock, $.23 1/2 per share			(40,352)

Balance, September 1, 2001
(184,538,593 shares common stock; 12,502,954 shares treasury stock)	18,454	40,318	945,192	44,949
Net income for the year			216,929
Issuance of 1,292,308 common shares under employee stock option plan, including tax benefits (Note 8)	129	22,941
Issuance of 1,288 shares of treasury stock under the Family Dollar 2000 outside directors plan		35		(5)
Less dividends on common stock, $.25 1/2 per share			(44,106)

Balance, August 31, 2002
(185,830,901 shares common stock; 12,501,666 shares treasury stock)	18,583	63,294	1,118,015	44,944
Net income for the year			247,475
Issuance of 1,079,092 common shares under employee stock option plan, including tax benefits (Note 8)	108	24,098
Purchase of 2,202,200 common shares for treasury				65,851
Issuance of 2,583 shares of treasury stock under the Family Dollar 2000 outside directors plan		65		(16)
Less dividends on common stock, $.29 per share			(49,890)

Balance, August 30, 2003
(186,909,993 shares common stock; 14,701,283 shares treasury stock)	$18,691	$87,457	$1,315,600	$110,779

The accompanying notes are an integral part of the consolidated financial statements.

Family Dollar Stores, Inc. and Subsidiaries
 CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended (In thousands)	August 30, 2003	August 31, 2002	September 1, 2001
Cash flows from operating activities:
Net income	$247,475	$216,929	$189,505
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,315	77,015	67,685
Deferred income taxes	(1,325)	12,499	24,281
(Gain) Loss on disposition of property and equipment	3,905	2,287	(809)
Changes in operating assets and liabilities:
Merchandise inventories	(87,739)	(45,071)	(76,946)
Income tax refund receivable	6,469	(1,533)	(4,936)
Prepayments and other current assets	(21,069)	2,478	(4,094)
Other assets	(3,937)	(1,542)	(6,144)
Accounts payable and accrued liabilities	62,233	139,541	(15,455)
Income taxes payable	671	—	(7,177)

	294,998	402,603	165,910

Cash flows from investing activities:
Capital expenditures	(219,777)	(186,687)	(162,848)
Proceeds from dispositions of property and equipment	1,051	2,647	2,678

	(218,726)	(184,040)	(160,170)

Cash flows from financing activities:
Net (purchases) / reissuance of stock for treasury	(65,835)	5	7
Exercise of employee stock options, including tax benefits	24,271	23,105	11,891
Payment of dividends	(48,242)	(43,161)	(39,443)

	(89,806)	(20,051)	(27,545)

Net increase (decrease) in cash and cash equivalents	(13,534)	198,512	(21,805)
Cash and cash equivalents at beginning of year	220,265	21,753	43,558

Cash and cash equivalents at end of year	$206,731	$220,265	$21,753

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$158	$554
Income taxes	129,619	103,601	91,113

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended August 30, 2003 August 31, 2002 and September 1, 2001

1.     Description of Business and Summary of Significant Accounting Policies:

Description of business:

        The Company operates a chain of neighborhood retail discount stores in 43 contiguous states in the Northeast, Southeast, Midwest and Southwest. The Company manages its business on the basis of one reportable segment. The Company's products include hardlines merchandise such as household products, health and beauty aids and snack and other food, and softlines merchandise such as clothing, shoes and domestic items.

Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Cash equivalents:

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short maturities of these investments and consists primarily of money market funds, U.S. government agency securities and tax-exempt notes and bonds. The Company maintains cash deposits with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Merchandise inventories:

        Inventories are valued using retail prices less markon percentages, and approximate the lower of first-in, first-out (FIFO) cost or market.

Property and equipment:

        Property and equipment is stated at cost. Depreciation for financial reporting purposes is being provided by the straight-line method over the estimated useful lives of the related assets.

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

Revenues:

        The Company recognizes revenue, net of returns, at the time the customer tenders payment for and takes possession of the merchandise.

Insurance liabilities:

        The Company is primarily self-insured for health care, property loss, workers' compensation and general liability costs. These liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted.

Advertising costs:

        Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising is run. Net advertising expense amounts were not material in fiscal 2003, 2002 and 2001.

Vendor allowances:

        In January 2003, the Emerging Issues Task Force ("EITF") issued EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Under this EITF, cash consideration received from a vendor is presumed to be a reduction of the purchase cost of merchandise and should be reflected as a reduction of cost of sales or revenue unless it can be demonstrated this offsets an incremental expense, in which case it can be netted against that expense. The provisions of this consensus have been applied prospectively. The adoption of EITF 02-16 did not have a material impact on the Company's financial position or results of operations.

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

        The Company utilizes the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." If compensation cost for the Company's stock-based compensation plan had been determined based on fair value at the grant date for awards under this plan consistent with the methodology prescribed under this statement, net income and net income per share would have been reduced to the pro forma amounts indicated in the table below (In thousands, except per share amounts):

	August 30, 2003	August 31, 2002	September 1, 2001
Net income—as reported	$247,475	$216,929	$189,505
Pro forma stock-based compensation cost	(5,988)	(4,280)	(3,458)
Net income—pro forma	$241,487	$212,649	$186,047

Net income per share—as reported
basic	$1.44	$1.26	$1.10
diluted	$1.43	$1.25	$1.10
Net income per share—pro forma
basic	$1.40	$1.23	$1.08
diluted	$1.39	$1.22	$1.08

Fiscal year:

        The Company's fiscal year generally ends on the Saturday closest to August 31. Fiscal years 2003 and 2002 included 52 weeks, and fiscal year 2001 included 53 weeks.

Use of estimates:

        The preparation of the Company's consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.     Property and Equipment:

(In thousands)	August 30, 2003	August 31, 2002
Buildings	$335,882	$256,400
Furniture, fixtures and equipment	616,159	552,284
Transportation equipment	57,203	44,785
Leasehold improvements	173,494	152,320
Construction in progress	20,074	24,367

	1,202,812	1,030,156
Less accumulated depreciation and amortization	435,182	376,289

	767,630	653,867
Land	44,493	31,750

	$812,123	$685,617

3.     Revolving Credit Facilities and Short-Term Borrowings:

        The Company has unsecured revolving credit facilities with banks for short-term borrowings of up to $200 million. One hundred million dollars of the facilities expires on May 27, 2004, and the remaining $100 million expires on May 31, 2005. The Company expects that the facilities expiring on May 27, 2004, will be extended. Borrowings under these facilities are at a variable interest rate based on short-term market interest rates. The Company may convert up to $100 million of the facilities expiring on May 31, 2005 into a five year term loan, at the banks' variable prime rate.

        Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 30, 2003 were as follows (In thousands):

	2003	2002	2001
Interest expense	—	$158	$554
Average borrowings outstanding	—	$5,800	$7,700
Maximum month-end outstanding	—	$42,500	$54,700
Interest rates at year-end	N/A	N/A	N/A
Daily weighted average interest rates	N/A	2.7%	6.9%

4.     Accrued Liabilities:

(In thousands)	August 30, 2003	August 31, 2002
Compensation	$43,880	$35,624
Self-insurance reserves	89,773	63,733
Taxes other than income taxes	35,077	32,611
Other	24,131	17,648

	$192,861	$149,616

5.     Income Taxes:

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 30, 2003 and August 31, 2002 were as follows (In thousands):

	August 30, 2003	August 31, 2002
Deferred income tax liabilities:
Excess of book over tax basis of property and equipment	$79,395	$68,891

Deferred income tax assets:
Excess of tax over book basis of inventories	$18,280	$18,947
Currently nondeductible accruals for:
Self-insurance	34,571	24,792
Vacation and bonus pay	5,018	3,959
Other	3,900	2,243

Total deferred income tax assets	$61,769	$49,941

        The provisions for income taxes in each of the three years in the period ended August 30, 2003 were as follows (In thousands):

	2003	2002	2001
Current:
Federal	$130,923	$103,210	$77,866
State	12,652	8,983	6,770

	143,575	112,193	84,636

Deferred:
Federal	(1,469)	11,839	22,761
State	144	660	1,520

	(1,325)	12,499	24,281

Total	$142,250	$124,692	$108,917

        The following table summarizes the components of income tax expense in each of the three years in the period ended August 30, 2003 (In thousands):

	2003		2002		2001
	Income tax expense	% of pre-tax income	Income tax expense	% of pre-tax income	Income tax expense	% of pre-tax income
Computed "expected" federal income tax	$136,404	35.0	$119,567	35.0	$104,448	35.0
State income taxes, net of federal income tax benefit	8,290	2.1	6,363	1.9	5,518	1.8
Other	(2,444)	(0.6)	(1,238)	(0.4)	(1,049)	(0.3)

Actual income tax expense	$142,250	36.5	$124,692	36.5	$108,917	36.5

6.     Employee Benefit Plans:

Incentive compensation plan:

        The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $7.3 million in fiscal 2003, $6.3 million in fiscal 2002 and $2.7 million in fiscal 2001.

Compensation deferral plans:

        The Company has a voluntary compensation deferral plan, under Section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $2.3 million in fiscal 2003, $2.0 million in fiscal 2002 and $1.7 million in fiscal 2001. In fiscal 2003, the Company adopted a deferred compensation plan to provide certain key management employees the ability to defer a portion of their base compensation and bonuses. The plan is an unfunded nonqualified plan. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates, upon retirement or death. The Company does not make contributions to this plan or guarantee earnings.

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

        Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended August 30, 2003 were as follows (In thousands):

	2003	2002	2001
Minimum rentals, net of minor sublease rentals	$207,732	$180,318	$154,654
Contingent rentals	5,134	5,054	4,295

	$212,866	$185,372	$158,949

        The following table shows the Company's obligations and commitments as of August 30, 2003, to make future payments under contractual obligations, including future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year (In thousands):

	Payments Due During One Year Fiscal Period Ending
Contractual Obligations	Total	August 2004	August 2005		August 2006		August 2007		August 2008		Thereafter
Merchandise letters of credit	$56,430	$56,430	$		$		$		$		$
Operating leases	796,565	190,840		167,434		136,444		102,997		67,204		131,646
Construction obligations	17,044	17,044

Total Contractual Cash Obligations	$870,039	$264,314		$167,434		$136,444		$102,997		$67,204		$131,646

        The following table shows the Company's other commercial commitments as of August 30, 2003 (In thousands):

Other Commercial Commitments	Total Amounts Committed
Standby letters of credit	$50,600
Surety bonds	6,018

Total Commercial Commitments	$56,618

        At August 30, 2003, approximately $41.2 million of the merchandise letters of credit are included in accounts payable on the Company's balance sheet. A substantial portion of the outstanding amount of standby letters of credit and surety bonds (which are primarily renewed on an annual basis) are used as surety for future premium and deductible payments to the Company's workers' compensation and general liability insurance carrier. The Company accrues for these future payment liabilities based on the total estimated costs of claims filed and claims incurred but not reported, and are not discounted.

Litigation:

        On January 30, 2001, Janice Morgan and Barbara Richardson, two individuals who have held the position of Store Manager for subsidiaries of the Company, filed a Complaint against the Company in the United States District Court for the Northern District of Alabama. The Complaint has been amended to add as plaintiffs five more individuals who had held the position of Store Manager for subsidiaries of the Company. Thereafter, pursuant to the Court's ruling, notice of the pendency of the lawsuit was sent to approximately 13,000 current and former Store Managers holding the position on or after July 1, 1999. Based on currently available information, approximately 2,552 of those have filed consent forms and joined the lawsuit as plaintiffs, including approximately 2,297 former Store Managers and approximately 255 current Store Managers. The case is proceeding as a collective action under the Fair Labor Standards Act ("FLSA"). The Complaint alleges that the Company violated the FLSA by classifying the plaintiffs and other similarly situated current and former Store Managers as "exempt" employees who are not entitled to overtime compensation. Plaintiffs seek to recover unpaid overtime compensation, prejudgment interest, liquidated damages, an award of attorneys' fees, costs and expenses, and such other relief as the Court may deem proper. The lawsuit is in the discovery phase and the Company is vigorously defending this action. The trial is currently expected to commence in early 2004. In general, the Company believes that the Store Managers are "exempt" employees under the FLSA and have been properly compensated and that the Company has meritorious defenses that should enable it to ultimately prevail. However, the outcome of any litigation is inherently uncertain. The Company bears the burden of proof at trial of establishing its entitlement to the exemption from the overtime requirements of the FLSA, and no assurances can be given that the Company will be successful in defending this action; moreover, as a collective action, the determination of liability with respect to each individual plaintiff depends in large part on the facts and circumstances which relate solely to that plaintiff. The nature of this action and its present procedural posture mean that future rulings by the Court on both substantive and procedural motions and issues may significantly impact the course of proceedings, the issues in dispute, the number of plaintiffs who are allowed to proceed to trial, and the presentation of evidence supporting the Company's position. Thus, those rulings may greatly affect the Company's effort to establish the exempt status of the plaintiff Store Managers. If there is an adverse verdict on the merits, particularly regarding the issues generally applicable to the collective claims, the Company may be subject to liability for damages that could have a material adverse effect on the Company's financial position or results of operation.

        The Company is involved in numerous other legal proceedings and claims, including employment, tort, consumer and other litigation. While the ultimate results of these matters cannot be determined, the Company believes that they should not have a material adverse effect on the Company's financial position or results of operations.

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

        If the provisions of SFAS No. 123 expensing had been applied, the Company's net income and net income per common share would have been impacted as summarized in the discussion of the Company's stock option accounting policy in Note 1.

        The average fair value of options granted during fiscal 2003, 2002 and 2001 is $9.14, $8.61 and $6.37 per share, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	August 30, 2003	August 31, 2002	September 1, 2001
Expected dividend yield	0.89%	1.03%	1.26%
Expected stock price volatility	41.54%	44.31%	41.43%
Weighted average risk-free interest rate	2.74%	3.99%	5.96%
Expected life of options (years)	3.5	3.5	3.5

        These assumptions are evaluated and revised, as necessary, to reflect market conditions and experience.

        The summary of the status of the Company's stock-based compensation plan as of August 30, 2003, August 31, 2002 and September 1, 2001, and changes during the years then ended were as follows (In thousands, except per share amounts):

	Options Outstanding	Range of Option Prices Per Share	Weighted Average Exercise Price
Balance, August 27, 2000	4,169	$ 3.83 to $24.75	$12.76
Granted	1,344	17.50 to 30.25	18.41
Exercised	(902)	3.83 to 24.25	7.13
Cancelled	(225)	4.08 to 24.50	16.90

Balance, September 1, 2001	4,386	$ 5.58 to $30.25	$15.44
Granted	1,475	24.25 to 35.50	25.02
Exercised	(1,292)	5.58 to 24.75	10.02
Cancelled	(158)	11.38 to 34.75	20.42

Balance, August 31, 2002	4,411	$11.38 to $35.50	$20.05
Granted	1,793	24.75 to 39.00	28.99
Exercised	(1,079)	11.38 to 27.75	16.11
Cancelled	(124)	15.00 to 37.50	24.95

Balance, August 30, 2003	5,001	$14.75 to $39.00	$23.99

        At August 30, 2003, August 31, 2002 and September 1, 2001, options for 1.0 million, 1.5 million and 1.5 million shares were exercisable, respectively. The following table summarizes information about stock options outstanding at August 30, 2003 (In thousands, except per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 8/30/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 8/30/03	Weighted Average Exercise Price
$14.75 to $24.24	1,797	1.60 years	$18.27	928	$18.44
24.25 to 28.24	1,332	3.06	24.43	33	25.04
28.25 to 39.00	1,872	4.12	29.16	5	28.76

$14.75 to $39.00	5,001	2.94 years	$23.99	966	$18.72

        At August 30, 2003, August 31, 2002 and September 1, 2001, shares available for granting of stock options under the Company's stock option plan were 7.2 million, 2.9 million and 4.2 million shares, respectively.

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

        On October 9, 2002, the Board of Directors authorized the purchase of up to 5 million shares of its outstanding Common Stock from time to time as market conditions warrant. The Company purchased in the open market 2.2 million shares at a cost of $65.9 million.

        The following table sets forth the computation of basic and diluted net income per common share (In thousands, except per share amounts):

	August 30, 2003	August 31, 2002	September 1, 2001
Basic net income per share:
Net income	$247,475	$216,929	$189,505

Weighted average number of shares outstanding	172,346	172,800	171,568

Net income per common share—basic	$1.44	$1.26	$1.10

Diluted net income per share:
Net income	$247,475	$216,929	$189,505

Weighted average number of shares outstanding	172,346	172,800	171,568
Effect of dilutive securities—stock options	1,008	1,249	1,206

Average shares—diluted	173,354	174,049	172,774

Net income per common share—diluted	$1.43	$1.25	$1.10

10.   Unaudited Summaries of Quarterly Results:

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Net sales	$1,108,637	$1,256,183	$1,176,877	$1,208,474
Gross margin	380,832	417,521	408,382	397,648
Net income	57,478	72,715	69,605	47,677
Net income per common share*	$0.33	$0.42	$0.40	$0.28
2002
Net sales	$977,133	$1,105,165	$1,022,082	$1,058,272
Gross margin	334,413	364,745	355,347	341,414
Net income	50,207	63,768	61,060	41,894
Net income per common share*	$0.29	$0.37	$0.35	$0.24
2001
Net sales	$820,148	$1,037,368	$887,037	$920,809
Gross margin	284,414	338,459	312,432	290,796
Net income	41,461	60,455	53,489	34,100
Net income per common share*	$0.24	$0.35	$0.31	$0.20

*
Figures represent diluted earnings per share.

11.   Related Party Transactions:

        The Company purchased a variety of merchandise in the ordinary course of business from entities owned or represented by non-employee family members of the Company's former Chairman of the Board and the current Chairman of the Board and Chief Executive Officer. These transactions totaled approximately $17.8 million, $11.3 million and $8.9 million in fiscal 2003, 2002 and 2001, respectively. The Company also leased space in a building for storing merchandise from an entity in which the former Chairman of the Board and his brother each owns a 50% interest. A total of $0, $171,470 and $257,208 in rent was paid in fiscal 2003, 2002 and 2001, respectively. The term of this lease expired on April 30, 2002, and was not renewed.

QuickLinks

  Exhibit 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Report of Independent Auditors